As filed with the Securities and Exchange Commission on August 13, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VistaCare, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	8099	06-1521534
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8125 North Hayden Road, Suite 300,

Scottsdale, Arizona 85258, (480) 648-4545
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard R. Slager

President and Chief Executive Officer
8125 North Hayden Road, Suite 300, Scottsdale, Arizona 85258, (480) 648-4545
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Robert V. Jahrling, Esq. Choate, Hall & Stewart Exchange Place, 53 State Street Boston, MA 02109 Telephone: (617) 248-5000 Telecopy: (617) 248-4000	Alejandro E. Camacho, Esq. Clifford Chance Rogers & Wells LLP 200 Park Avenue New York, NY 10166 Telephone: (212) 878-8000 Telecopy: (212) 878-8375

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee

Class A Common Stock, $.01 par value	$85,000,000	$7,820

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 13, 2002.

PROSPECTUS

                                        Shares

Class A Common Stock

This is our initial public offering of common stock. We are offering      shares and the selling stockholders identified in this prospectus are offering      shares of our Class A Common Stock, $0.01 par value per share, which we refer to in this prospectus as our common stock. No public market currently exists for our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “VSTA”.

Investing in our common stock involves risks. See “Risk Factors”

beginning on page 7.

Per
	Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to VistaCare (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of  additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about           , 2002.

LEHMAN BROTHERS	SG COWEN

WILLIAM BLAIR & COMPANY	JEFFERIES & COMPANY, INC.

            , 2002

Hospice Care is Good Medicine

      Hospice care is a comprehensive medical program for patients with terminal illnesses.

      Our caregivers not only treat the patient’s physical pain and symptoms, but also provide emotional, social and spiritual support for their loved ones.

      VistaCare services include expertise in pain and symptom management, personal care, medications and medical equipment related to the terminal illness, counseling, grief and bereavement support, pastoral care and volunteer-assistance.

      VistaCare services are provided by skilled, compassionate healthcare professionals, commonly in the patient’s home. Care can also be provided in skilled nursing facilities, assisted living facilities and hospitals.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sale of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of shares.

      Until             , 2002, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus.

VistaCare, Inc.

Overview of Our Business

      We are a leading provider of hospice services in the United States. Through interdisciplinary teams of physicians, nurses, home healthcare aides, social workers, spiritual and other counselors and volunteers, we provide care primarily designed to reduce pain and enhance the quality of life of terminally ill patients, most commonly in the patient’s home or other residence of choice. Our mission is to provide superior and financially responsible care for the physical, spiritual and emotional needs of our patients and their families, while maintaining a supportive environment for our employees.

      We have grown rapidly since commencing operations in 1995. In 1998, we completed two significant acquisitions that increased our census from approximately 350 patients to approximately 1,750 patients. Since then, we have nearly doubled our patient census through same-store growth. As of June 30, 2002, we had 38 hospice programs serving patients in 14 states with a census of approximately 3,300 patients. Our net patient revenue was $97.6 million in 2001. For the three months ended March 31, 2002, our net patient revenue was $28.2 million, a 30.2% increase over our net patient revenue of $21.7 million for the three months ended March 31, 2001. We plan to continue our expansion through same-store growth and the development of new hospice programs, as well as through strategic alliances, partnerships and acquisitions. As a result of the experience of our management team and our investment in information technology infrastructure, employee training and regulatory compliance programs, we believe we have developed a solid platform for future growth.

      Our operations are built around a mission-oriented philosophy that emphasizes superior care and open access to our services. We believe our high care standards, distinctive service philosophy and expertise in cost-effective care management help us develop strong relationships with the medical and consumer communities we serve and give us a competitive advantage in obtaining patient referrals.

Overview of the Hospice Care Industry

      Since the opening of the first hospice in the United States in the 1970s, hospice care has grown into a multi-billion dollar industry that served more than 700,000 patients in 2000 through more than 3,100 hospice care programs. Today, Medicare pays for the majority of hospice services. Hospice care is also covered by most private insurance plans, and 43 states and the District of Columbia provide hospice coverage to their Medicaid beneficiaries. Medicare hospice expenditures alone are expected to reach an estimated $3.8 billion in 2002.

Market Opportunity

      We believe that the hospice care industry is poised for substantial growth over the next several years as a result of the following factors:

•	Awareness and Acceptance of Hospice Care Services is Expanding. Recent trends, including dramatic increases in the number of patients receiving hospice care and in the amount of Medicare hospice expenditures, demonstrate that awareness and acceptance of hospice care is expanding.

•	Hospice Care Provides Significant Cost Savings Over Traditional Care. Recent studies have concluded that the cost of care for hospice patients is substantially less than the cost of care for similarly situated patients receiving traditional medical services.

•	The American Population is Aging. In 2001, 81.4% of our patients were over the age of 65. Over the next 20 years, this segment of the American population is expected to grow at a rate three times greater than the rate of the general population.

•	Hospice Services are Underutilized. Recent studies have found that in 2000 only 25% of decedents received hospice care, 75% of Americans were not aware that hospice care can be provided in the home and 90% of Americans did not know that hospice care is covered by Medicare.

      In addition, we believe that there will be consolidation within the fragmented hospice industry and that large, well managed hospice care providers are best positioned to grow by affiliating with or acquiring small hospice care providers.

Our Competitive Strengths

      We believe a number of factors differentiate us from our competitors and provide us with important competitive advantages.

•	We Benefit from Being One of the Nation’s Largest Hospice Care Providers. Because we are one of the nation’s largest hospice care providers, we are able to negotiate volume discounts on the purchase of pharmaceuticals, durable medical equipment and medical supplies and spread our fixed costs over a large patient population. In addition, the geographic scope of our operations gives us a competitive advantage in developing referral relationships with national and regional nursing home and assisted living companies.

•	We Have Implemented a Highly Effective Pharmacy Cost Control System. Our comprehensive pharmacy cost management system has enabled us to achieve an average daily pharmacy cost per patient that is significantly lower than the industry average.

•	We Have Developed an Advanced, Proprietary Technology Infrastructure. Our proprietary technology infrastructure enables us to manage our costs effectively while allowing us to deliver a consistently high level of care across our organization. We intend to continue to invest in our technology infrastructure to streamline our decision-making and drive efficiencies in our operations.

•	We Provide “Open Access” to Hospice-Eligible Patients. Our service philosophy is to provide hospice care to all adult patients who are eligible to receive hospice care under Medicare guidelines, regardless of the complexity of their illness. We call this philosophy “open access.” Operating with this service philosophy enables us to build strong relationships with our referral sources, encourages earlier utilization of our services and increases the average length of stay of our patients.

•	We Have an Experienced Management Team. We have assembled a management team at both the corporate and program level with financial, regulatory and operating experience. Our corporate executive officers, half of whom have joined us since January 1, 2001, have significant experience operating publicly traded healthcare companies and growing businesses both organically and through acquisitions.

Our Business Strategy

      We intend to enhance our position as a market leader in the hospice care industry by pursuing the following strategies:

•	Continue to Drive Same-Store Census Growth. We have nearly doubled our patient census over the past three years through same-store growth. We intend to continue to increase our same-store growth by:

—	continuing to provide superior quality of care;

—	building relationships that enhance our presence in local markets;

—	focusing on our formal marketing initiatives; and

—	building relationships with national and regional nursing homes, assisted living facilities and managed care organizations.

•	Expand Through Strategic Acquisitions and New Program Development. We believe we will have significant opportunities to acquire or enter into strategic alliances with other hospice programs, including not-for-profit providers. In attractive markets where there are no suitable acquisition or strategic alliance opportunities, we may develop new hospice programs.

•	Build Market Share in Non-Urban Markets. Hospice care usage by Medicare beneficiaries in non-urban areas has increased dramatically in recent years. A significant portion of our current business involves providing care in those markets. We plan to continue to focus on building market share in non-urban markets.

•	Become the Employer of Choice in the Hospice Care Industry. We are committed to maintaining a superior work environment consisting of competitive compensation, proper staffing, useful management tools and extensive internal training.

Corporate Information

      Our principal executive offices are located at 8125 North Hayden Road, Suite 300, Scottsdale, Arizona 85258 and our main telephone number is (480) 648-4545. Our website address is www.vistacare.com. Information contained on our website does not constitute part of this prospectus.

THE OFFERING

Common stock offered by VistaCare	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the offering	shares

Proposed Nasdaq National Market symbol	VSTA

Use of proceeds	We intend to use the net proceeds from this offering:

• to repay approximately $ million of outstanding indebtedness under our bank credit agreement;

• to redeem all of our outstanding Series A-2 Preferred Stock for approximately $0.3 million;

• to finance potential acquisitions of hospice programs and the development of new hospice programs; and

• for general corporate purposes.

      The number of shares of common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding on March 31, 2002. This number does not include:

•	the shares of common stock issuable upon the conversion of the $3,712,500 of our outstanding Series A-1 Preferred Stock, which is convertible at a price equal to the offering price of shares in this offering;

•	500,000 shares of common stock issuable upon conversion of an equal number of shares of our Class B Common Stock, which shares of Class B Common Stock are issuable upon exercise of a warrant outstanding on March 31, 2002 with an exercise price of $0.01 per share;

•	50,000 shares of common stock issuable upon the exercise of a warrant outstanding on March 31, 2002 with an exercise price of $0.01 per share;

•	3,848,000 shares of common stock issuable upon the exercise of stock options outstanding on March 31, 2002 with a weighted average exercise price of $1.40 per share; and

•	an aggregate of 4,487,000 additional shares of common stock reserved for future issuance under our stock option and stock purchase plans as of July 29, 2002.

      Except as otherwise specified in this prospectus, all information in this prospectus:

•	gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock, other than our Series A-1 Preferred Stock, into 13,234,467 shares of our common stock, which will occur upon the closing of this offering;

•	gives effect to the automatic conversion of all outstanding shares of our Class C Common Stock into 3,291,854 shares of our common stock, which will occur upon the closing of this offering;

•	assumes that the underwriters do not exercise the over-allotment option that the selling stockholders have granted to them to purchase additional shares in this offering, as described in the section of this prospectus entitled “Underwriting”; and

•	assumes the filing of our amended and restated certificate of incorporation, which will occur upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

      You should read this summary information with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes to those statements included elsewhere in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Net patient revenue	$79,551	$84,908	$97,561	$21,683	$28,239
Operating expenses:
Patient care	50,693	55,256	63,950	15,112	17,265
Provision for doubtful accounts	783	3,313	6,199	1,259	565
General and administrative (exclusive of stock-based compensation charges reported below)	25,500	23,541	30,666	6,678	8,911
Depreciation and amortization	1,677	1,797	1,990	436	272
Stock-based compensation	—	—	50	—	33

Total operating expenses	78,653	83,907	102,855	23,485	27,046

Operating (loss) income	898	1,001	(5,294)	(1,802)	1,193
Non-operating income (expense):
Interest income	69	202	52	35	2
Interest expense	(1,542)	(1,497)	(1,157)	(303)	(201)
Other expense	(202)	(8)	(163)	(10)	(28)

Net (loss) income before income taxes	(777)	(302)	(6,562)	(2,080)	966
Income tax expense	68	81	150	34	36

Net (loss) income	(845)	(383)	(6,712)	(2,114)	930
Accrued preferred stock dividends(1)	(2,879)	(3,482)	(3,839)	(936)	(1,032)

Net (loss) to common stockholders	$(3,724)	$(3,865)	$(10,551)	$(3,050)	$(102)

Net (loss) per common share:
Basic	$(0.39)	$(0.30)	$(0.83)	$(0.23)	$(0.01)

Diluted	$(0.39)	$(0.30)	$(0.83)	$(0.23)	$(0.01)

Weighted average shares outstanding:
Basic	9,497,000	12,746,000	12,746,000	12,746,000	12,751,000

Diluted	9,497,000	12,746,000	12,746,000	12,746,000	12,751,000

				Three Months Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

	(dollars in thousands, except per share data)
Operating Data:
Number of hospice programs(2)	43	38	38	38	38
Admissions(3)	10,182	9,455	10,330	2,893	3,137
Days of care(4)	776,694	823,885	948,001	258,520	288,166
Average daily census(5)	2,128	2,251	2,597	2,872	3,166
EBITDA(6)	$2,575	$2,798	$(2,766)	$(1,366)	$1,498

	As of March 31, 2002

		Pro Forma
	Actual	As Adjusted(7)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$874	$
Working capital	2,892
Total assets	42,898
Long-term debt, including current portion	13,344
Accumulated deficit(1)	(33,123)	(19,657)
Total stockholders’ equity (deficit)	(32,154)

(1)	Reflects dividends accruing on the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock at the rate of 10.0% per annum, compounded semi-annually. This preferred stock will convert into common stock upon the closing of this offering, and the accrued preferred stock dividends, which are not payable in the event of a conversion into common stock, will be reversed.

(2)	Number of hospice programs at end of period.

(3)	Represents the total number of patients admitted into our hospice programs during the period.

(4)	Represents the total days of care provided to our patients during the period.

(5)	Represents the average number of patients for whom we provided hospice care each day during the period and is computed by dividing days of care by the number of days during the period.

(6)	EBITDA consists of net (loss) income, before accrued dividends to preferred stockholders, excluding net interest, taxes, depreciation and amortization, severance, stock-based compensation and other non-operating expenses. EBITDA is provided as a measure of financial performance commonly used as an indicator of a company’s historical ability to service debt. EBITDA is presented because we believe it is a widely accepted financial indicator used by certain investors and securities analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended as an alternative to operating income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity determined in accordance with accounting principles generally accepted in the United States. EBITDA, as we define it, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

(7)	Gives effect to the redemption of all outstanding shares of our Series A-2 Preferred Stock, the conversion of all outstanding shares of our Class C Common Stock into 3,291,854 shares of our common stock, the conversion of all outstanding shares of our convertible preferred stock, other than our Series A-1 Preferred Stock, into 13,234,467 shares of our common stock and to the issuance and sale in this offering of shares of common stock by VistaCare and the application of the net proceeds therefrom. For more information, see the sections of this prospectus entitled “Use of Proceeds” and “Capitalization”.

RISK FACTORS

      An investment in our common stock represents a high degree of risk. There are a number of factors, including those specified below, which may adversely affect our business, financial results or stock price. Additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely impact our financial results or stock price. You should carefully consider the risks described below, together with the other information in this prospectus, before making a decision to invest in our common stock.

Risks Relating to Our Business

We are dependent on payments from Medicare and Medicaid. Changes in the rates or methods governing these payments for our services could adversely affect our net patient revenue and profitability.

      Approximately 93.8%, 94.3%, 94.0% and 95.7% of our net patient revenue for the years ended December 31, 1999, 2000 and 2001, and for the three months ended March 31, 2002, respectively, consisted of payments from Medicare and Medicaid programs. Because we generally receive fixed payments for our hospice care services based on the level of care provided to our hospice patients, we are at risk for the cost of services provided to our hospice patients. We cannot assure you that Medicare and Medicaid will continue to pay for hospice care in the same manner or in the same amount that they currently do. Reductions in amounts paid by government programs for our services or changes in methods or regulations governing payments, which would likely result in similar changes by private third-party payors, could adversely affect our net patient revenue and profitability.

Our profitability may be adversely affected by limitations on Medicare payments.

      Medicare payments for hospice services are subject to an annual per-beneficiary cap, which for the year ending October 31, 2002 is $17,391. Compliance with the cap is measured by calculating the annual Medicare payments received by a hospice program for all Medicare hospice care beneficiaries and comparing the result with the product of the per-beneficiary cap amount and the number of Medicare beneficiaries electing hospice care for the first time from that program during that year. We accrued as a reduction to net patient revenue approximately $1.1 million in 2000 and $1.1 million in 2001 as a result of reimbursements in excess of the per-beneficiary cap in those years. Our ability to comply with this limitation depends on a number of factors relating to a given hospice program, including the rate at which our patient census increases, the average length of stay and the mix in level of care. Our profitability may be adversely affected if, in the future, we are unable to comply with this and other Medicare payment limitations.

We may be adversely affected by governmental decisions regarding our nursing home patients.

      For our patients receiving nursing home care under certain state Medicaid programs, the applicable Medicaid program pays us an amount equal to no more than 95% of the Medicaid per diem nursing home rate for “room and board” services furnished to the patient by the nursing home in addition to the applicable Medicare or Medicaid hospice per diem payment. We, in turn, are generally obligated to pay the nursing home for these room and board services at a rate between 95% and 100% of the full Medicaid per diem nursing home rate. In the past, we have experienced situations where both we and the Medicaid program have paid a nursing home for the same room and board service and the Medicaid program has imposed on us the burden of recovering the amount we previously paid to the nursing home. There can be no assurance these situations will not recur in the future or that if they do, we will be able to fully recover from the nursing home.

      In addition, many of our patients residing in nursing homes are eligible for both Medicare and Medicaid benefits. In these cases, the patients’ state Medicaid program pays their nursing home room and board charges and Medicare pays their hospice services benefit. Government audits conducted in the last several years have suggested that the reimbursement levels for these dual-eligible hospice patients as well as for

Medicare-only patients living in nursing homes may be excessive. Specifically, the government has expressed concerns that hospice programs may provide fewer services to patients who reside in nursing homes than to patients living in other settings due to the presence of the nursing home’s own staff to address problems that might otherwise be handled by hospice personnel. Because hospice programs are paid a fixed daily amount, regardless of the volume or duration of services provided, the government is concerned that by shifting the responsibility and cost for certain patient care or counseling services to the nursing home, hospice programs may inappropriately increase their profitability. In the case of these dual-eligible patients, the government’s concern is that the cost of providing both the room and board and hospice services may be significantly less than the combined reimbursement paid to the nursing homes and hospice programs as a result of the overlap in services.

      From time to time, there have been legislative proposals to reduce or eliminate Medicare reimbursement for hospice patients residing in nursing homes and to require nursing homes to provide end-of-life care, or alternatively to reduce or eliminate the Medicaid reimbursement of room and board services provided to hospice patients. If any such proposal were adopted, it could significantly affect our ability to obtain referrals from and continue to serve patients residing in nursing homes.

Medical reviews and audits by governmental and private payors could result in material payment recoupments and payment denials, which could negatively impact our business.

      Medicare fiscal intermediaries and other payors periodically conduct pre-payment or post-payment medical reviews or other audits of our reimbursement claims. In order to conduct these reviews, the payor requests documentation from us and then reviews that documentation to determine compliance with applicable rules and regulations, including the eligibility of patients to receive hospice benefits, the appropriateness of the care provided to those patients, and the documentation of that care. We cannot predict whether medical reviews or similar audits by federal or state agencies or commercial payors of our hospice programs’ reimbursement claims will result in material recoupments or denials, which could have a material adverse effect on our financial condition and results of operations.

We have a limited history of profitability and may incur substantial net losses in the future.

      We began operations in November 1995. For 1999, 2000 and 2001, we reported net losses, before accrued dividends to preferred stockholders, of $0.8 million, $0.4 million and $6.7 million, respectively. Although we reported net income, before accrued dividends to preferred stockholders, of $0.9 million for the three months ended March 31, 2002, we had an accumulated deficit of $33.1 million at March 31, 2002, $13.5 million of which consisted of accrued and unpaid preferred stock dividends which will be reversed upon the closing of this offering. We cannot assure you that we will operate profitably in the future. In addition, we may experience significant quarter-to-quarter variations in operating results. We are pursuing a growth strategy focused primarily on same-store growth but also involving the development of new programs and acquisitions. Our growth strategy may involve, among other things, increased marketing expenses, significant cash expenditures, debt incurrence and other expenses that could negatively impact our profitability on a quarterly and an annual basis. Our net patient revenue could be adversely impacted by a number of factors, in particular, reductions in Medicare payment rates and patient lengths of stay, which may not be within our control.

If we are unable to attract qualified nurses and other healthcare professionals at reasonable costs, it could limit our ability to grow, increase our operating costs and negatively impact our business.

      We rely significantly on our ability to attract and retain qualified nurses and other healthcare professionals who possess the skills, experience and licenses necessary to meet the Medicare certification requirements and the requirements of the hospitals, nursing homes and other healthcare facilities with which we work. We compete for qualified nurses and other healthcare professionals with hospitals, nursing homes, other hospices and other healthcare organizations. Currently, there is a shortage of qualified nurses in most areas of the United States. Competition for nursing personnel is increasing, and nurses’ salaries and benefits have risen.

      Our ability to attract and retain qualified nurses and other healthcare professionals depends on several factors, including our ability to provide attractive assignments and competitive benefits and wages. We cannot assure you that we will be successful in any of these areas. Because we operate in a fixed reimbursement environment, increases in the wages and benefits that we must provide to attract and retain qualified nurses and other healthcare professionals or increases in our reliance on contract nurses or temporary healthcare professionals could negatively affect our profitability. We may be unable to continue to increase the number of qualified nurses and other healthcare professionals that we recruit, decreasing the potential for growth of our business. Moreover, if we are unable to attract and retain qualified nurses and other healthcare professionals, we may have to limit the number of patients for whom we can provide hospice care to maintain the quality of our hospice services.

We may not be able to attract and retain a sufficient number of volunteers to grow our business or maintain our Medicare certification.

      Medicare requires certified hospice programs to recruit and train volunteers to provide patient care services or administrative services. Volunteer services must be provided in an amount equal to at least five percent of the total patient care hours provided by all paid hospice employees and contract staff of a hospice program. If we are unable to attract and retain volunteers, it could limit our potential for growth and our hospice programs could lose their Medicare certifications, which would make those hospice programs ineligible for Medicare reimbursement.

If we fail to cultivate new or maintain established relationships with existing patient referral sources our net patient revenue may decline.

      Our success is heavily dependent on referrals from physicians, nursing homes, assisted living facilities, hospitals, managed care companies, insurance companies and other patient referral sources in the communities that our hospice programs serve. Because we and many of our referral sources are dependent upon Medicare, we are limited in our ability to engage in business practices that are commonplace among referring businesses in other industries such as referral fees, or bonuses and long-term exclusive contracts.

      Our growth and profitability depend significantly on our ability to establish and maintain close working relationships with patient referral sources and to increase awareness and acceptance of hospice care by our referral sources and their patients. We cannot assure you that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of existing relationships or our failure to develop new relationships could adversely affect our ability to expand our operations and operate profitably. Moreover, we cannot assure you that awareness or acceptance of hospice care will increase.

Our growth strategy may not be successful, which could adversely impact our growth and profitability.

      The primary focus of our growth strategy is same-store growth. To achieve this growth, we intend to increase our marketing and other expenditures. If our resources are not deployed effectively and we do not achieve the same-store growth we seek, it could adversely impact our profitability. Our growth strategy also involves the development of new programs. This aspect of our growth strategy may not be successful, which could adversely impact our growth and profitability. In this regard, we cannot assure you that we will be able to:

•	identify markets that meet our selection criteria for new hospice programs;

•	hire and retain a qualified management team to operate each of our new hospice programs;

•	manage a large and geographically diverse group of hospice programs;

•	become Medicare and Medicaid certified in new markets;

•	generate sufficient hospice admissions in new markets to operate profitably in these new markets; or

•	compete effectively with existing hospice programs in new markets.

Competition for acquisition opportunities may restrict our future growth by limiting our ability to make acquisitions at reasonable valuations.

      In addition to same-store growth and the development of new programs, our business strategy includes increasing our market share and presence in the hospice care industry through strategic acquisitions of companies that complement or enhance our business. We have historically faced competition for acquisitions. In the future, this could limit our ability to grow by acquisitions or could raise the prices of potential acquisition targets and make them less attractive to us.

Our ability to grow through acquisitions may be limited by increasing government oversight and review of sales of not-for-profit healthcare providers.

      Approximately 73% of hospice programs in the United States are not-for-profit programs. Accordingly, it is likely that a substantial number of acquisition opportunities will involve hospice programs operated by not-for-profit entities. In recent years, several states have increased review and oversight of transactions involving the sale of healthcare facilities by not-for-profit entities. Although the level of oversight varies from state to state, the current trend is to provide for increased governmental review, and in some cases approval, of transactions in which a not-for-profit entity sells a healthcare facility or business to a for profit entity. This increased scrutiny may increase the difficulty of completing or prevent the completion of acquisitions in some states in the future.

We may face difficulties integrating our acquisitions into our operations and our acquisitions may be unsuccessful, involve significant cash expenditures or expose us to unforeseen liabilities.

      Acquisitions which we may consider to complement or enhance our business involve numerous risks, including:

•	potential loss of key employees or referral sources of acquired companies;

•	difficulties integrating acquired personnel and distinct cultures into our business;

•	difficulties integrating acquired companies into our operating, financial planning and financial reporting systems;

•	potential difficulties in obtaining required regulatory approvals;

•	diversion of management attention from existing operations; and

•	assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with healthcare regulations.

      These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could have a material adverse effect on our financial condition and results of operations. Any acquisition may ultimately have a negative impact on our business and financial condition.

The loss of key senior management personnel could adversely affect our ability to remain competitive.

      We believe that the success of our business strategy and our ability to operate profitably depends on the continued employment of our senior management team. If key members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

If any of our hospice programs fail to comply with the Medicare conditions of participation, that hospice program could lose its Medicare certification, thereby adversely affecting our net patient revenue and profitability.

      Each of our hospice programs must comply with the extensive conditions of participation to remain certified under Medicare guidelines. If any of our hospice programs fails to meet any of the Medicare conditions of participation, that hospice program may receive a notice of deficiency from a state surveyor designated by Medicare to measure the hospice program’s level of compliance. The notice may require the hospice program to prepare a plan of correction and undertake other steps to ensure future compliance with the conditions of participation. If a hospice program fails to correct the deficiencies or develop an adequate plan of correction, the hospice program may be required to suspend admissions or may have its Medicare or Medicaid provider agreement terminated. In June 2000, the Medicare provider agreement for our Odessa, Texas hospice program was terminated. In July 1999, our Las Vegas, Nevada hospice program received a Medicare termination notice and we voluntarily elected to terminate our provider status for that program. We cannot assure you that we will not lose our Medicare certification at one or more of our hospice programs in the future. Any such loss could adversely affect our net patient revenue and profitability as well as our reputation within the hospice care industry. For more information, see the section of this prospectus entitled “Business — Government Regulation — Medicare Conditions of Participation for Hospice Programs”.

We may not be able to compete successfully against other hospice care providers, and competitive pressures may limit our ability to maintain or increase our market position and adversely affect our profitability.

      Hospice care in the United States is competitive. In many areas in which we maintain hospice programs, we compete with a large number of organizations, including:

•	community-based hospice providers;

•	national and regional companies;

•	hospital-based hospice and palliative care programs;

•	nursing homes; and

•	home health agencies.

      Some of our current and potential competitors have or may obtain significantly greater financial and marketing resources than us. Various healthcare companies have diversified into the hospice market. Relatively few regulatory barriers to entry exist in our local markets. Accordingly, other companies, including hospitals and other healthcare organizations that are not currently providing hospice care, may expand their services to include hospice care. We may encounter increased competition in the future that could negatively impact patient referrals to us, limit our ability to maintain or increase our market position and adversely affect our profitability.

If our costs were to increase more rapidly than the fixed payment adjustments we receive from Medicare and Medicaid for our hospice services, our profitability could be negatively impacted.

      We generally receive fixed payments for our hospice services based on the level of care that we provide to patients and their families. Accordingly, our profitability is largely dependent on our ability to manage costs of providing hospice services and to maintain a patient base with a sufficiently long length of stay to attain profitability. We are susceptible to situations, particularly because of our “open access” philosophy, where we may be referred a disproportionate share of patients requiring more intensive and therefore more expensive care than other providers. Although Medicare and Medicaid currently provide for an annual adjustment of the various hospice payment rates based on the increase or decrease of the medical care expenditure category of the Consumer Price Index, these hospice care increases have historically been less than actual inflation. If these annual adjustments were eliminated or reduced, or if our costs of providing hospice services, over one-half of which consist of labor costs, increased more than the annual adjustment, our profitability could be negatively impacted. In addition, cost pressures resulting from shorter patient lengths of stay and the use of more expensive forms of palliative care, including drugs and drug delivery systems, could negatively impact our profitability.

A significant reduction in the carrying value of our goodwill could have a material adverse effect on our profitability.

      A substantial portion of our total assets consists of intangible assets, primarily goodwill. Goodwill, net of accumulated amortization, accounted for approximately 41.5% of our total assets as of March 31, 2002.

Any event which results in the significant impairment of our goodwill, such as closure of a hospice program or sustained operating losses, could have a material adverse effect on our profitability.

We are dependent on the proper functioning of our information systems to efficiently manage our business.

      We are dependent on the proper functioning of our information system in operating our business. Critical information systems used in daily operations perform billing and accounts receivable functions. Our information systems are vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. If our information systems fail or are otherwise unavailable, these functions would have to be accomplished manually, which could impact our ability to identify business opportunities quickly, to maintain billing and clinical records reliably, to pay our staff in a timely fashion and to bill for services efficiently.

We may experience difficulties in transitioning to a new billing software system which may result in delays and errors in billing for our services.

      We are in the process of replacing our billing software, which we believe to be inadequate to support our growth, with proprietary software running on our CareNation operating platform. Accurate billing is crucial to reimbursement from third-party payors. If any unforeseen problems emerge in connection with our migration to the new billing software, billing delays and errors may occur, which could significantly increase the time that it takes for us to collect payments from payors and in some cases, our ability to collect at all. Any such increase in collection time or inability to collect could have a material adverse effect on our cash flows or result in a financial loss.

A material write-off of our capitalized software development costs and costs and problems related to the implementation of new software applications could have a material adverse effect on our profitability.

      As of March 31, 2002, our capitalized software development costs, net of amortization, was approximately $2.6 million, most of which amount related to the development of CareNation, our proprietary software platform, and related application modules. We anticipate that the development work on several application modules will be completed in the near term. If one or more of the application modules do not function as anticipated, we may be required to write off a significant amount of capitalized software development costs and we may experience significant disruptions in our operations, all of which could have a material adverse effect on our profitability. In addition, the costs associated with training our employees to use these new applications effectively and errors arising from being unfamiliar with the new applications could have a material adverse effect on our operations and profitability.

We may need to raise additional capital in the future to fund our operations and finance our growth, which may be unavailable or which may result in dilution to our stockholders and restrict our operations.

      We may seek to sell additional equity or debt securities or obtain new credit facilities in order to finance our operations, which we may not be able to do on favorable terms or at all. If we are unable to obtain financing, we may be unable to continue with our strategy to increase same-store growth, develop new hospice programs and acquire existing hospice programs. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities or preferred stock, these securities could have rights that are senior to the our common stock and any debt securities could contain covenants that would restrict our and our subsidiaries’ operations.

Risks Relating to Our Industry

We operate in a regulated industry and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce our revenues and profitability.

      The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, payment for services and payment for referrals. If we fail to comply with the laws and regulations that are directly applicable to our business, we could suffer civil and/or criminal penalties, be subject to injunctions or cease and desist orders or become ineligible to receive government program payments.

      In recent years, Congress and some state legislatures have introduced an increasing number of proposals to make significant changes in the United States healthcare system. Changes in law and regulatory interpretations could reduce our net patient revenue and profitability. Recently, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. There has also been an increase in the filing of actions by private individuals on behalf of the federal government against healthcare companies alleging the filing of false or fraudulent healthcare claims. This heightened enforcement activity increases our potential exposure to damaging lawsuits, investigations and other enforcement actions. Any such action could distract our management and adversely affect our business reputation and profitability.

      In the future, different interpretations or enforcement of laws, rules and regulations governing the healthcare industry could subject our current business practices to allegations of impropriety or illegality or could require us to make changes in our operations and personnel and distract our management. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program payments, suffer civil and criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. For a more detailed discussion of the regulatory environment in which we operate, see “Business — Government Regulation”.

Many states have certificate of need laws or other regulatory provisions that may adversely impact our ability to expand into new markets and thereby limit our ability to grow and to increase our net patient revenue.

      Many states have enacted certificate of need laws that require prior state approval to open new healthcare facilities or expand services at existing facilities. Currently, fourteen states have certificate of need laws that apply to hospice programs. Those laws require some form of state agency review or approval before a hospice may add new services or undertake significant capital expenditures. Florida and New York have additional barriers to entry. Florida places restrictions on the ability of for-profit corporations to own and operate hospices, and New York places restrictions on the corporate ownership of hospices. Accordingly, our ability to operate in Florida and New York and the states with certificate of need laws is restricted. The laws in these states could affect our ability to expand into new markets and to expand our services and facilities in existing markets.

To comply with new laws and regulations regarding the confidentiality of patient medical information, we may be required to expend substantial sums on acquiring and implementing new information systems, which could negatively impact our profitability.

      There are currently numerous legislative and regulatory initiatives at both the state and federal levels that address patient privacy concerns. In particular, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, contains provisions that may require us to implement expensive new computer systems and business procedures designed to protect the privacy of each of our hospice patient’s individual health information. The United States Department of Health and Human Services published final regulations addressing patient privacy in December 2000 and proposed modifications to these rules in March 2002. We must comply with the requirements of the privacy regulations by April 14, 2003. Final regulations addressing the security of patient health information have not been issued. Because of the proposed nature of the security regulations and recent proposed changes to the privacy regulations, we have not fully evaluated and cannot fully predict the total financial or other impact of these regulations on us. Compliance with these rules could require us to spend substantial sums, which could negatively impact our profitability.

Our net patient revenue and profitability may be constrained by cost containment initiatives undertaken by payors.

      Initiatives undertaken by private insurers, managed care companies and federal and state governments to contain healthcare costs may affect the profitability of our hospice programs. We have a number of contractual arrangements with private insurers and managed care companies to provide hospice care for a fixed fee. These payors often attempt to control healthcare costs by contracting with hospices and other healthcare providers to obtain services on a discounted basis. We believe that this trend may continue and may limit payments for healthcare services, including hospice services in the future. In addition, there may be changes made to the Medicare program’s Medicare HMO component, which could result in managed care companies becoming financially responsible for providing hospice care. Currently, Medicare pays for hospice services outside of the Medicare HMO per-member per-month fee so that managed care companies do not absorb the cost of providing these services. If such changes were to occur, a greater percentage of our net patient revenue could come from managed care companies and these companies would be further incentivized to reduce hospice costs. As managed care companies attempt to control hospice-related costs, they could reduce payments to us for hospice services. In addition, states, many of which are operating under significant budgetary pressures, may seek to reduce hospice payments under their Medicaid programs or Medicaid managed care programs may opt not to continue providing hospice coverage. These developments could negatively impact our net patient revenue and profitability.

Professional and general liability claims may have an adverse effect on us either because our insurance coverage may be inadequate to cover the losses or because claims against us, regardless of merit or eventual outcome, may adversely affect our reputation, our ability to obtain patient referrals or our ability to expand our business.

      In recent years, participants in the healthcare industry have become subject to an increasing number of lawsuits, including allegations of medical malpractice. Many of these lawsuits involve large claims and substantial defense costs. From time to time, we are subject to these types of lawsuits, a significant number of which relate to our patients in inpatient facilities where we are named as a defendant together with the operator of the inpatient facility. While we maintain professional and general liability insurance, some risks and liabilities, including claims for punitive damages or claims based on the actions of third parties, are not covered by insurance. In addition, we cannot assure you that our coverage will be adequate to cover potential losses. While we have been able to obtain liability insurance in the past, insurance can be expensive and may not be available in the future on terms acceptable to us, or at all. Claims, regardless of their merit or eventual outcome, may also adversely affect our reputation, our ability to obtain patient referrals or our ability to expand our business, as well as divert management resources from the operation of our business.

Risks Related to This Offering

Management may invest or spend the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return.

      Management will retain broad discretion over the use of the proceeds from this offering. Stockholders may not deem the uses desirable, and our use of the proceeds may not yield a significant return or any return at all. Management intends to use the proceeds from this offering for repayment of indebtedness, to finance potential acquisitions and the development of new hospice locations, and for other general corporate purposes. There are a number of factors that will influence our use of the net proceeds from this offering, and these uses may vary substantially from our current plans.

The significant concentration of ownership of our common stock will limit your ability to influence corporate actions and could discourage the purchase of our outstanding shares at a premium.

      Immediately following this offering, our executive officers, directors and their affiliates will together own approximately      % of our outstanding common stock. As a result, those stockholders, if they act together, will be able to determine the outcome of the vote on any matter requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may negatively affect the market price of our common stock.

You will experience immediate and significant dilution in book value per share.

      The initial public offering price of our common stock is substantially higher than what the net tangible book value per share of our outstanding common stock will be immediately after this offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $ in the net tangible book value per share of common stock.

      We also have a significant number of outstanding options and warrants to purchase our common stock with exercise prices significantly below the initial public offering price of the common stock. To the extent these options and warrants are exercised, you will experience further dilution. As of March 31, 2002, there were outstanding options to purchase 3,848,000 shares of our common stock at a weighted average exercise price of $1.40 per share, of which options to purchase                 shares of our common stock were then exercisable. As of March 31, 2002, there were outstanding warrants to purchase 50,000 shares of our common stock and 500,000 shares of our Class B Common Stock, all of which are exercisable at $0.01 per share.

Future sales of our common stock by existing stockholders could depress the market price of our common stock.

      Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their common stock for the first time. Sales of a substantial number of shares of common stock in the public market, or the threat that substantial sales may occur, could cause the market price of the common stock to decrease significantly. These factors could also make it difficult for us to raise additional capital by selling stock. For more information, see the section of this prospectus entitled “Shares Eligible for Future Sale” for further details regarding the number of shares eligible for sale in the public market after this offering.

      On the day that is 181 days after the completion of this offering, lockup agreements entered into by our directors, officers and certain of our stockholders will expire. At that time, those persons will be able to sell an aggregate of                 shares of our common stock pursuant to Rule 144 under the Securities Act of 1933, or the Securities Act. The underwriters may also consent to the release of some or all of these shares for sale prior to that time.

Some provisions of our charter and by-laws may delay or prevent transactions that many stockholders may favor.

      Some provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	provision for a classified board of directors with staggered three-year terms;

•	elimination of the ability of stockholders to call special meetings of stockholders or act by written consent; and

•	advance notice requirements for proposing matters that can be acted on by stockholders at stockholder meetings.

      Some provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us. For more information, see the section of this prospectus entitled “Description of Capital Stock — Delaware Anti-Takeover Law and Certain Charter and By-Law Provisions” for more detailed information on these provisions.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

      There is currently no public market for our common stock. An active trading market for our common stock may not develop. You may be unable to resell the common stock you buy at or above the initial public offering price. We will establish the initial public offering price through negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of prices that will prevail in the trading market. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

      With the current uncertainty about healthcare policy, reimbursement and coverage in the United States, there has been significant volatility in the market price and trading volume of securities of healthcare and other companies, which is unrelated to the financial performance of these companies. These broad market fluctuations may negatively affect the market price of our common stock.

      Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results or our competitors’ operating results;

•	actual or anticipated changes in our growth rates or our competitors’ growth rates;

•	actual or anticipated changes in healthcare policy in the United States and internationally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our ability to raise additional capital;

•	hospice industry trends, such as variations in patient length of stay; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the hospice industry generally.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” including, among other things:

•	reductions in amounts paid to us by the Medicare and Medicaid programs;

•	changes in healthcare regulation and payment methods;

•	our ability to identify suitable hospices to acquire on favorable terms;

•	our ability to integrate effectively the operations of acquired hospices;

•	our ability to develop new hospice locations in new markets or markets that we currently serve;

•	our ability to attract and retain key personnel and skilled employees; and

•	our dependence on patient referrals.

      In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

      We expect to receive approximately $          million in net proceeds from the sale of                     shares of common stock in this offering at an assumed initial public offering price of $          per share, after deducting the underwriting discount and estimated offering expenses, which we expect to total approximately $          million.

      We intend to use a portion of the net proceeds of this offering to repay a portion of our existing credit facility. Specifically, we intend to repay approximately $           million of indebtedness under our term loan and approximately $           million of indebtedness under our revolving credit line. The proceeds of the term loan were used to refinance a prior revolving credit line. The term loan bears interest at an annual rate equal to the one-month London Interbank Offering Rate in effect from time to time, plus 3.5%. Loans under our revolving line of credit bear interest at an annual rate equal to, at our option, either the “prime rate” in effect from time to time, as reported in the “Money Rates” section of the Wall Street Journal, plus 1.5%, or the one-month London Interbank Borrowing Rate in effect from time to time, plus 3.0%. The maturity date of both the term loan and the line of credit is March 31, 2005.

      Our certificate of incorporation in effect prior to this offering requires that we redeem all outstanding shares of our Series A-2 Preferred Stock upon the closing of this offering. We intend to use approximately $0.3 million of the net proceeds of this offering to redeem those shares.

      We also expect to use a portion of the net proceeds to finance the development of new hospice programs and potential acquisitions of, or strategic alliances with, other hospice care providers. We have not, however, allocated a specific amount of the net proceeds for these purposes.

      We intend to use the balance of the net proceeds for general corporate purposes.

      Depending on future events, we may determine at a later time to use the net proceeds for different purposes. Pending these uses, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. We are prohibited under our credit facility from paying any dividends if there is a default under the facility or if the payment of any dividends would result in a default. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2002:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all outstanding shares of our Class C Common Stock into 3,291,854 shares of our common stock, the conversion of all outstanding shares of our convertible preferred stock, other than our Series A-1 Preferred Stock, into 13,234,467 shares of our common stock; and

•	on a pro forma as adjusted basis to reflect our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses, and to give effect to the redemption of all outstanding shares of our Series A-2 Preferred Stock.

      The outstanding share information does not include 3,848,000 shares of common stock issuable upon the exercise of stock options outstanding on March 31, 2002 with a weighted average exercise price of $1.40 per share, and 50,000 shares of common stock issuable upon exercise of warrants outstanding on March 31, 2002 at $0.01 per share and 500,000 shares of our Class B Common Stock issuable upon the exercise of warrants outstanding on March 31, 2002 at $0.01 per share.

      You should read this information in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus.

	As of March 31, 2002

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except share and per share amounts)
Long-term debt, including current portion	$13,344	$13,344	$
Redeemable non-convertible preferred stock:
Series A-2 redeemable non-convertible preferred stock, $0.01 par value; 29,500 shares authorized, 29,500 issued and outstanding, actual; none issued or outstanding pro forma or pro forma as adjusted	292	292	—
Redeemable and convertible preferred stock:
Series A-1 convertible preferred stock, $0.01 par value; 404,500 shares authorized, 375,000 issued and outstanding, actual, pro forma and pro forma as adjusted	3,713	3,713	—
Series B convertible preferred stock, $0.01 par value; 485,000 shares authorized, 485,000 issued and outstanding, actual; none issued or outstanding pro forma or pro forma as adjusted	36,268	—	—
Series C convertible preferred stock, $0.01 par value; 402,500 shares authorized, 402,500 issued and outstanding, actual; none issued and outstanding pro forma or pro forma as adjusted	2,320	—	—
Series D convertible preferred stock, $0.01 par value; 65,000 shares authorized, 60,000 issued and outstanding, actual; none issued or outstanding pro forma or pro forma as adjusted	3,688	—	—
Stockholders’ (deficit) equity:
Class A common stock, $0.01 par value; 35,000,000 shares authorized, 9,459,606 issued and outstanding, actual; 25,985,927 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	94	260
Class B common stock, $0.01 par value; 1,000,000 shares authorized, none issued or outstanding, actual, pro forma or pro forma as adjusted	—	—	—
Class C common stock, $0.01 par value; 3,300,000 shares authorized, 3,291,854 issued and outstanding, actual; none issued or outstanding pro forma or pro forma as adjusted	33	—	—
Additional paid-in capital	1,556	30,233
Deferred compensation	(714)	(714)	(714)
Accumulated deficit	(33,123)	(19,657)	(19,657)
Total stockholders’ equity (deficit)	(32,154)	(10,122)
Total capitalization	$27,471	$27,471

DILUTION

      Our pro forma net tangible book deficiency at March 31, 2002 was $3.7 million, or $0.14 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock, other than our Series A-1 Preferred Stock, into an aggregate of 13,234,467 shares of common stock and the conversion of all outstanding shares of our Class C Common Stock into an aggregate of 3,291,854 shares of common stock. After giving effect to our sale of                     shares of common stock in this offering at an assumed initial public offering price of $                    per share, and after deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of March 31, 2002 would have been $                    , or $                    per share. This represents an immediate increase in pro forma net tangible book value of $                    per share to existing stockholders and an immediate dilution of $                    per share to investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book deficiency per share at March 31, 2002.	$
Increase per share attributable to new investors	$
Pro forma net tangible book value per share after this offering	$
Dilution per share to new investors	$

      Assuming the exercise in full of the underwriters’ over-allotment option, our pro forma net tangible book value as of March 31, 2002 would have been approximately $                    , or $                    per share, representing an immediate increase in pro forma net tangible book value of $                    per share to existing stockholders and an immediate dilution of $                    per share to new investors.

      The following table summarizes, as of March 31, 2002, the total number of shares of common stock purchased, the consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $                    per share, before deducting the underwriting discount and estimated offering expenses:

	Shares Purchased		Total Consideration
						Average Price
	Number	Percentage	Amount		Percentage	Per Share

Existing stockholders	25,985,927	%		$29,282,864	%	$1.13
New investors
Totals		100%	$		100%	$

      The tables above assume no exercise of stock options and warrants outstanding on March 31, 2002. As of March 31, 2002, there were 3,848,000 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $1.40 per share, 50,000 shares of common stock issuable upon exercise of outstanding warrants at a price of $0.01 per share and 500,000 shares of Class B Common Stock issuable upon exercise of outstanding warrants at a price of $0.01 per share. To the extent that these options and warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

      The selected financial data set forth below should be read in conjunction with our consolidated financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 are derived from our audited financial statements not included in this prospectus. The balance sheet data as of December 31, 1997 and the statement of operations data for the year ended December 31, 1997 represent the financial position and results of operations of our predecessor, Vista Hospice Care, Inc. The statement of operations data for the year ended December 31, 1998 includes the operating results of Vista Hospice Care, Inc. for the period January 1, 1998 through July 17, 1998. The statement of operations data for the years ended December 31, 1999, 2000 and 2001 and the balance sheet data as of December 31, 2000 and 2001 are derived from our audited financial statements included elsewhere in this prospectus. The financial data for the three-month periods ended March 31, 2001 and 2002 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. The historical results of operations are not necessarily indicative of the operating results to be expected in the future.

						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Net patient revenue	$10,359	$41,434	$79,551	$84,908	$97,561	$21,683	$28,239
Operating expenses:
Patient care	6,989	26,845	50,693	55,256	63,950	15,112	17,265
Provision for doubtful accounts	161	1,737	783	3,313	6,199	1,259	565
General and administrative (exclusive of stock-based compensation charges below)	5,233	17,104	25,500	23,541	30,666	6,678	8,911
Depreciation and amortization	139	992	1,677	1,797	1,990	436	272
Restructuring costs	—	2,539	—	—	—	—	—
Stock-based compensation	—	—	—	—	50	—	33

Total operating expenses	12,522	49,217	78,653	83,907	102,855	23,485	27,046

Operating (loss) income	(2,163)	(7,783)	898	1,001	(5,294)	(1,802)	1,193
Non-operating income (expense):
Interest income	105	298	69	202	52	35	2
Interest expense	(54)	(686)	(1,542)	(1,497)	(1,157)	(303)	(201)
Other expense	(8)	(155)	(202)	(8)	(163)	(10)	(28)

Net (loss) income before income taxes	(2,120)	(8,326)	(777)	(302)	(6,562)	(2,080)	966
Income tax expense	—	—	68	81	150	34	36

Net (loss) income	(2,120)	(8,326)	(845)	(383)	(6,712)	(2,114)	930
Accrued preferred stock dividends(1)	(437)	(1,797)	(2,879)	(3,482)	(3,839)	(936)	(1,032)

Net (loss) to common stockholders	$(2,557)	$(10,123)	$(3,724)	$(3,865)	$(10,551)	$(3,050)	$(102)

Net (loss) per common share:
Basic	$(0.27)	$(1.07)	$(0.39)	$(0.30)	$(0.83)	$(0.23)	$(0.01)

Diluted	$(0.27)	$(1.07)	$(0.39)	$(0.30)	$(0.83)	$(0.23)	$(0.01)

Weighted average shares outstanding:
Basic	9,455,000	9,455,000	9,497,000	12,746,000	12,746,000	12,746,000	12,751,000

Diluted	9,455,000	9,455,000	9,497,000	12,746,000	12,746,000	12,746,000	12,751,000

						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

	(dollars in thousands, except per share data)
Operating Data:
Number of hospice programs(2)			43	38	38	38	38
Admissions(3)			10,182	9,455	10,330	2,893	3,137
Days of care(4)			776,694	823,885	948,001	258,520	288,166
Average daily census(5)			2,128	2,251	2,597	2,872	3,166
EBITDA(6)			2,575	2,798	(2,766)	(1,366)	1,498

	As of December 31,
						As of March 31,
	1997	1998	1999	2000	2001	2002

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,064	$4,792	$4,923	$2,547	$1,383	$874
Working capital	7,638	9,141	9,933	6,548	(1,261)	2,892
Total assets	9,554	44,926	49,343	44,971	39,469	42,898
Redeemable (non-convertible and convertible) preferred stock(1)	13,201	32,099	38,228	41,710	45,249	46,281
Long-term debt, including current portion	—	14,600	13,487	11,955	10,131	13,344
Accumulated deficit(1)	(4,757)	(14,881)	(18,605)	(22,470)	(33,021)	(33,123)
Total stockholders’ deficit	(4,662)	(14,787)	(17,215)	(21,587)	(32,088)	(32,154)

(1)	Reflects dividends accruing on the Series B Preferred Stock, Series C Preferred Stock and the Series D Preferred Stock at the rate of 10% per annum, compounded semi-annually. This preferred stock will convert into common stock upon the closing of this offering, and the accrued preferred stock dividends, which are not payable in the event of a conversion into common stock, will be reversed.

(2)	Number of hospice programs at end of period.

(3)	Represents the total number of patients admitted into our hospice programs during the period.

(4)	Represents the total days of care provided to our patients during the period.

(5)	Represents the average number of patients for whom we provided hospice care each day during the period and is computed by dividing days of care by the number of days during the period.

(6)	EBITDA consists of net (loss) income, before accrued dividends to preferred stockholders, excluding net interest, taxes, depreciation and amortization, severance, stock-based compensation and other non-operating expenses. EBITDA is provided as a measure of financial performance commonly used as an indicator of a company’s historical ability to service debt. EBITDA is presented because we believe it is a widely accepted financial indicator used by certain investors and securities analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended as an alternative to operating income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity determined in accordance with GAAP. EBITDA, as we define it, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion of our financial condition and results of operations together with the audited consolidated financial statements and notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements”.

Overview

      We are a leading provider of hospice services in the United States. We began operations in November 1995. Through the development of new programs and two significant acquisitions in 1998, we now provide service through 38 hospice programs serving patients in 14 states. Since our 1998 acquisitions, we have nearly doubled our patient census as a result of same-store growth. Our patient census at June 30, 2002 was approximately 3,300 patients. Each of our hospice programs is operated through one of our operating subsidiaries.

      In 2001, our net patient revenue was $97.6 million, which represents a 14.9% increase over our 2000 net patient revenue of $84.9 million. We incurred net losses before accrued dividends to preferred stockholders of $0.8 million in 1999, $0.4 million in 2000 and $6.7 million in 2001. For the three months ended March 31, 2002, our net patient revenue was $28.2 million, which represents a 30.2% increase over our net patient revenue for the three months ended March 31, 2001 of $21.7 million. For the three months ended March 31, 2002, we reported net income before accrued dividends to preferred stockholders of $0.9 million as compared to a net loss before accrued dividends to preferred stockholders of $2.1 million for the three months ended March 31, 2001.

Net Patient Revenue

      Net patient revenue is the amount we expect to bill for our services at the time those services are performed. Such amount varies depending on the level of care provided, the payor and the geographic area where the services are rendered. We recognize net patient revenue when our services are rendered.

      We derive net patient revenue from billings to Medicare, Medicaid, private insurers, managed care providers, patients and others. Medicare reimbursements account for the majority of our net patient revenue. Our net patient revenue is determined primarily by the number of billable patient days, the level of care provided and reimbursement rates. The number of billable patient days is a function of the number of patients admitted to our programs and the number of days that those patients remain in our care (length of stay). Our average length of stay was approximately 60 days in 1999, 79 days in 2000, 83 days in 2001 and 91 days for the three months ended March 31, 2002. We believe that our average length of stay has steadily increased over these periods due to several factors. First, our percentage of non-cancer patients has been increasing and those patients have a higher average length of stay than cancer patients because their rate of decline is generally slower after hospice eligibility certification. Second, we believe that our open access philosophy and our efforts to educate referral sources about hospice care is encouraging earlier transfers of patients to hospice care. Finally, a significant amount of our growth in recent periods has been in rural markets where access to intensive care hospitals or other alternative sites for hospice-eligible patients is more difficult.

      The table below sets forth the percentage of our net patient revenue in 1999, 2000, 2001 and the three months ended March 31, 2002 derived from Medicare, Medicaid, private insurers and managed care payors.

	Year Ended December 31,			Three Months
				Ended
	1999	2000	2001	March 31, 2002

Medicare	89.4%	90.8%	90.6%	92.4%
Medicaid	4.4%	3.5%	3.4%	3.3%
Private insurers and managed care	6.2%	5.7%	6.0%	4.3%

      Medicare, Medicaid and most private insurers and managed care providers pay for hospice care at a daily or hourly rate that varies depending on the level of care provided. For a discussion of those levels of care established by Medicare and the current applicable Medicare reimbursement rates, see “Business — Overview of the Hospice Care Industry — Funding Hospice Care: Medicare, Medicaid and other Sources” and “Business — Government Regulation — Overview of Government Payments — Medicare.” The table below sets forth the percentage of our net patient revenue generated under each of the four Medicare levels of care for the periods indicated:

				Three Months
				Ended
	Year Ended December 31,			March 31,

Level of Care	1999	2000	2001	2001	2002

Routine Home Care	87.8%	90.6%	92.7%	91.8%	93.2%
General Inpatient Care	11.5%	8.9%	7.0%	7.9%	6.6%
Continuous Home Care	0.6%	0.3%	0.1%	0.1%	0.1%
Respite Inpatient Care	0.1%	0.2%	0.2%	0.2%	0.1%

      Typically, each October, Medicare adjusts its base hospice care reimbursement rates for the following year based on inflation and other economic factors. Effective October 1, 1999, the Medicare base rates were increased 1.9% over the base rates then in effect. Such rates were further increased by 2.9% effective October 1, 2000, 5.0% effective April 1, 2001 and by an additional 3.2% effective October 1, 2001. These increases have favorably impacted our net patient revenue. Medicare’s base rates are subject to regional adjustments based on local wage levels. These regional adjustments are not necessarily proportional to adjustments in the base rates.

      Medicaid reimbursement rates and hospice care coverage rates for private insurers and managed care plans tend to approximate Medicare rates.

      Because we generally receive fixed payments for our hospice care services based on the level of care provided to our hospice patients, we are at risk for the cost of services provided to our hospice patients. We cannot assure you that Medicare and Medicaid will continue to pay for hospice care in the same manner or in the same amount that they currently do. Reductions in amounts paid by government programs for our services or changes in methods or regulations governing payments, which would likely result in similar changes by private third-party payors, could adversely affect our net patient revenue and profitability.

Expenses

      We recognize expenses as incurred. Our primary expenses include those we classify as either patient care expenses or general and administrative expenses.

      Patient care expenses consist primarily of salaries, benefits, payroll taxes and travel costs associated with our hospice care providers. Patient care expenses also include the cost of pharmaceuticals, durable medical equipment, medical supplies, inpatient arrangements, nursing home costs, net, and purchased services such as ambulance, infusion and radiology. We incur inpatient facility costs primarily through per diem lease arrangements with hospitals and skilled nursing facilities where we provide our services. We also operate one 12-bed, stand-alone inpatient hospice facility. Patient length of stay impacts our patient care expenses as a percentage of net patient revenue. Patient care expenses are generally higher during the initial and latter days of care. In the initial days of care, expenses tend to be higher because of the initial purchases of pharmaceuticals, medical equipment and supplies and the administrative costs of determining the patient’s hospice eligibility, registering the patient and organizing the plan of care. In the latter days of care, expenses tend to be higher because patients generally require more services, such as pharmaceuticals and nursing care, due to their deteriorating medical condition. Accordingly, if lengths of stay decline, those higher costs are spread over fewer days of care, which increases patient care expenses as a percentage of net patient revenue and negatively impacts profitability. Patient care expenses are also impacted by the geographic concentration of patients. Labor expenses, which represent the single largest category of patient care expenses, tend to be less if patients are geographically concentrated and hospice care providers are required to spend less time traveling and can care for more patients.

      For our patients who receive nursing home care under state Medicaid programs in states other than Arizona, Oklahoma, Pennsylvania and South Carolina, the applicable Medicaid program pays us an amount equal to no more than 95% of the Medicaid per diem nursing home rate for room and board services furnished to the patient by the nursing home in addition to the Medicare or Medicaid routine home care per diem payment. We pay the nursing home for these room and board services at a rate between 95% and 100% of the full Medicaid per diem nursing home rate, depending on the terms of the contract between us and the nursing home. We include the difference between the amount we pay the nursing home and the amount we receive from Medicaid in patient care expenses. We refer to this difference as “nursing home costs, net”. Our nursing home costs, net, were $1.5 million in each of 2000 and 2001 and were $0.3 million and $0.2 million for the three months ended March 31, 2001 and 2002, respectively. See note 1 to our financial statements included elsewhere in this prospectus.

      General and administrative expenses primarily include salaries, payroll taxes, benefits and travel costs associated with our staff that is not directly involved with patient care, bonuses for all employees, office leases, marketing and charitable contributions. See the section of this prospectus entitled “Certain Transactions — VistaCare Hospice Foundation”.

Stock-Based Compensation

      Stock-based compensation charges represent the difference between the exercise price of stock options granted and the deemed fair value of our common stock on the date of grant determined in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. We recognize compensation charges ratably over the vesting periods of the stock options.

      With respect to stock options granted to employees in November 2001 and February 2002, we recognized stock-based compensation of $50,000 in 2001 and $33,000 for the three months ended March 31, 2002. As of March 31, 2002, we had $714,000 of deferred stock-based compensation relating to these option grants, which amount we expect to amortize over the balance of 2002 and in future periods.

Capitalized Software Development Costs

      We have capitalized certain internal costs related to the development of software used in our business. We capitalize all qualifying internal costs incurred during the application development stage. Costs incurred during the preliminary project stage and post-implementation/ operation stage are expensed as incurred. As of March 31, 2002, we had total capitalized software development costs, net of amortization, of approximately $2.6 million, which amount was being amortized over three years.

Goodwill

      Goodwill from our 1998 acquisitions, net of accumulated amortization, was $17.8 million as of March 31, 2002. Prior to 2002, we were amortizing the goodwill from our 1998 acquisitions over 30 years. New rules issued by the Financial Accounting Standards Board, effective for 2002, require that we no longer amortize goodwill. Goodwill is now subject to annual impairment tests. We applied these rules beginning in the first quarter of 2002. Application of the non-amortization provisions of the new rules in 2001 would have resulted in a decrease in amortization expense of $0.7 million. We have concluded that no basis for impairment of our goodwill exists at this time.

Critical Accounting Policies and Significant Estimates

      To understand our financial position and results of operations, you should read carefully the description of our significant accounting policies set forth in note 1 to our financial statements appearing elsewhere in this prospectus. You should also be aware that application of our significant accounting policies requires that we make certain judgments and estimates, which are subject to an inherent degree of uncertainty.

     Provision for Doubtful Accounts

      We are required to make critical judgments and estimates with respect to our provision for doubtful accounts. Third-party payors may refuse to pay for services if they determine that we have failed to comply with applicable billing requirements, that the services provided are not covered, the patient is not eligible for coverage or for other reasons. Private insurers and managed care providers may also refuse to pay the amount billed for our services to the extent they determine that our charges exceed usual and customary rates. Patients to whom we might look for payment may lack the financial capability to pay for our services (“charity care”) or, in the case of patient co-payment obligations, we may elect not to pursue collection. We determine our provision for doubtful accounts by estimating third-party payment denials and uncollectible amounts due from patients (including co-payments). Such estimates are based on a variety of factors including:

•	collection experience by payor class;

•	our expectations as to the collectibility of specific accounts;

•	the regulatory environment; and

•	in the case of government payors, the budgetary environment affecting those payors.

     Goodwill Impairment

      In assessing the recoverability of goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the recorded intangible asset whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an impairment review include the following:

•	significant under-performance relative to historical, expected or projected future operating results;

•	significant negative industry trends; and

•	significant changes in regulations governing reimbursements from the Medicare or Medicaid programs relative to hospice.

      If these estimates or the related assumptions change in the future, we may be required to record impairment charges for the recorded goodwill. On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which required us to analyze our goodwill for impairment issues during the first six months of 2002 and then on a periodic basis thereafter. We have not recorded any impairment of goodwill for any accounting period presented in this prospectus. In accordance with the new accounting provisions, we will not amortize goodwill in the future.

     Income Taxes and Deferred Tax Assets

      As of December 31, 2001, we had net operating tax loss carryforwards to offset future taxable income of approximately $11.0 million. These carryforwards begin to expire in 2011 for federal income tax purposes and in 2002 for state income tax purposes. Future utilization of our net operating tax loss carryforwards may be limited under Internal Revenue Code Section 382 based upon changes in ownership that may occur in the future. We had net deferred tax assets of $7.5 million as of December 31, 2001, of which approximately $4.7 million related to net operating tax loss carryforwards, which were entirely offset by a valuation allowance. We recorded a valuation allowance to reduce our net deferred tax assets to the amount that we believe is more likely than not to be realized based upon our recent operating results. At present, we intend to recognize the benefits as the net operating tax loss carryforwards are utilized in the future. However, we will continue to evaluate the necessity of maintaining the valuation allowance based upon current and future profitable operating results.

Results of Operations

      The following table sets forth selected consolidated financial information as a percentage of net patient revenue for the periods indicated:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

Net patient revenue	100%	100%	100%	100%	100%
Operating Expenses:
Patient care:
Salaries, benefits and payroll taxes	35.1%	35.2%	37.1%	38.2%	35.8%
Pharmaceuticals	8.2%	7.6%	7.5%	8.7%	6.1%
Durable medical equipment and supplies	4.9%	5.1%	5.3%	5.7%	5.2%
Other (including inpatient arrangements, nursing home costs, net, purchased services and travel)	15.5%	17.2%	15.6%	17.1%	14.1%

Total	63.7%	65.1%	65.5%	69.7%	61.1%

Provision for doubtful accounts	1.0%	3.9%	6.4%	5.8%	2.0%
General and administrative (exclusive of stock-based compensation charges reported below):
Salaries, benefits and payroll taxes	15.8%	15.0%	16.6%	16.8%	15.7%
Office leases	3.5%	3.3%	3.3%	3.4%	2.9%
Other (including severance, travel, marketing and charitable contributions)	12.7%	9.4%	11.6%	10.6%	12.9%

Total	32.1%	27.7%	31.4%	30.8%	31.6%

Depreciation and amortization	2.1%	2.1%	2.0%	2.0%	1.0%
Stock-based compensation	0.0%	0.0%	0.1%	0.0%	0.1%
Operating (loss) income	1.1%	1.2%	(5.4)%	(8.3)%	4.2%
Non-operating income (expense)	(2.1)%	(1.5)%	(1.3)%	(1.3)%	(0.8)%
Income tax expense	0.1%	0.1%	0.2%	0.2%	0.1%
Net (loss) income before accrued dividends to preferred stockholders	(1.1)%	(0.5)%	(6.9)%	(9.8)%	3.3%
EBITDA(1)	3.2%	3.3%	(2.8)%	(6.3)%	5.3%

(1)	EBITDA consists of net (loss) income, before accrued dividends to preferred stockholders, excluding net interest, taxes, depreciation and amortization, severance, stock-based compensation and other non-operating expenses. EBITDA is provided as a measure of financial performance commonly used as an indicator of a company’s historical ability to service debt. EBITDA is presented because we believe it is a widely accepted financial indicator used by certain investors and securities analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended as an alternative to operating income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity determined in accordance with GAAP. EBITDA, as we define it, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Three Months Ended March 31, 2002, Compared to Three Months Ended March 31, 2001

     Net Patient Revenue

      Net patient revenue increased $6.6 million, or 30.2%, from $21.7 million for the three months ended March 31, 2001 to $28.2 million for the three months ended March 31, 2002. This increase was due to an increase in billable patient days and the Medicare reimbursement rate increases effective April 1 and October 1, 2001. Net patient revenue per day of care was approximately $103 and $108 for the three months ended March 31, 2001 and 2002, respectively. This increase was due primarily to the Medicare rate increases which were partially offset by a decrease in the percentage of patients receiving general inpatient care, for which the current per diem Medicare reimbursement rate is more than four times higher than the reimbursement rate for routine home care. Our average daily census of patients increased from 2,872 for the three months ended March 31, 2001 to 3,166 for the three months ended March 31, 2002. Medicare and Medicaid payments represented 94.1% of net patient revenue for the three months ended March 31, 2001 and 95.7% of net patient revenue for the three months ended March 31, 2002.

     Patient Care Expenses

      Patient care expenses increased $2.2 million, or 14.2%, from $15.1 million for the three months ended March 31, 2001 to $17.3 million for the three months ended March 31, 2002. This increase was primarily due to an increase in patient census. As a percentage of net patient revenue, patient care expenses decreased from 69.7% for the three months ended March 31, 2001 to 61.1% for the three months ended March 31, 2002. This decrease was due to a reduction in average per patient daily pharmaceutical expenses, which declined from $8.84 for the three months ended March 31, 2001 to $6.55 for the three months ended March 31, 2002, greater labor productivity resulting from an increase in billable patient days at our smaller programs, the implementation of better controls over purchased services and a reduction of inpatient care costs.

     Provision for Doubtful Accounts

      The provision for doubtful accounts decreased $0.7 million, or 55.1%, from $1.3 million for the three months ended March 31, 2001 to $0.6 million for the three months ended March 31, 2002. As a percentage of net patient revenue, the provision for doubtful accounts decreased from 5.8% for the three months ended March 31, 2001 to 2.0% for the three months ended March 31, 2002. These decreases were due to improvements in our billing system and field office procedures which have improved the quality of our billing documentation submitted to payors and reduced claim disputes, primarily with Medicaid and private insurance carriers. In 2001, our provision for doubtful accounts reflected Medicaid payment denials based on our failure to provide adequate claim documentation and unbilled accounts receivable deemed to be uncollectable due to field offices not providing timely billing documentation.

General and Administrative Expenses (Exclusive of Stock-Based Compensation)

      General and administrative expenses increased $2.2 million, or 33.4%, from $6.7 million for the three months ended March 31, 2001 to $8.9 million for the three months ended March 31, 2002. As a percentage of net patient revenue, general and administrative expenses increased from 30.8% for the three months ended March 31, 2001 to 31.6% for the three months ended March 31, 2002. These increases were due to an increase in corporate staffing costs associated with the new management team transition, an increase in employee bonuses resulting from our improved performance, the hiring of additional professional relations representatives and other costs related to employee recruitment and retention.

     Depreciation and Amortization

      Depreciation and amortization expense decreased $0.2 million, or 37.6%, from $0.4 million for the three months ended March 31, 2001 to $0.3 million for the three months ended March 31, 2002. As a percentage of net patient revenue, depreciation and amortization expense decreased from 2.0% for the three months ended March 31, 2001 to 1.0% for the three months ended March 31, 2002. These decreases were due to our ceasing to amortize goodwill in the three months ended March 31, 2002 as a result of SFAS No. 142. See note 1 to our financial statements included elsewhere in this prospectus.

     Stock-Based Compensation

      The stock-based compensation charge of $33,000 for the three months ended March 31, 2002, related to stock options granted to employees with exercise prices below the deemed fair value of our common stock. For more information, see this discussion under “— Stock-Based Compensation” above.

     Non-Operating Income (Expense)

      Non-operating income (expense) decreased $0.1 million, or 18.3%, from $(0.3) million for the three months ended March 31, 2001 to $(0.2) million for the three months ended March 31, 2002 primarily due to reduced interest expenses resulting from less borrowings and lower interest rates.

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

     Net Patient Revenue

      Net patient revenue increased $12.7 million, or 14.9%, from $84.9 million in 2000 to $97.6 million in 2001. This increase was due to an increase in billable patient days and the Medicare reimbursement rate increases effective April 1 and October 1, 2001. Net patient revenue per day of care remained constant at $103 in 2000 and 2001 as the Medicare reimbursement rate increases were offset by a decrease in the percentage of patients receiving general inpatient care. Our average daily census of patients increased from 2,251 in 2000 to 2,597 in 2001. Medicare and Medicaid payments represented 94.3% of net patient revenue in 2000 and 94.0% of net patient revenue in 2001.

     Patient Care Expenses

      Patient care expenses increased $8.7 million, or 15.7%, from $55.3 million in 2000 to $64.0 million in 2001. This increase was primarily due to an increase in patient census. As a percentage of net patient revenue, patient care expenses increased from 65.1% in 2000 to 65.5% in 2001. This increase was due to an increase in labor and durable medical equipment expenses, which was partially offset by decreases in nursing home costs, net and pharmaceutical expenses.

     Provision for Doubtful Accounts

      The provision for doubtful accounts increased $2.9 million, or 87.1%, from $3.3 million for 2000 to $6.2 million for 2001. As a percentage of net patient revenue, the provision for doubtful accounts increased from 3.9% for 2000 to 6.4% for 2001. These increases were due to Medicaid payment denials based on our failure to provide adequate claim documentation and unbilled accounts receivable deemed uncollectible in 2001 due to field offices not providing timely billing documentation.

      We have taken a number of steps in 2002 to address billing issues, including adoption of a revised policy for determining patient financial responsibility, increased training at the program level regarding the need for timely and complete documentation, monthly reverification of patient Medicaid eligibility and ongoing review of Medicaid documentation.

     General and Administrative Expenses

      General and administrative expenses increased $7.1 million, or 30.3%, from $23.5 million in 2000 to $30.7 million in 2001. As a percentage of net patient revenue, general and administrative expenses increased from 27.7% in 2000 to 31.4% in 2001. These increases were due primarily to increased corporate staffing costs associated with our new management team transitioning, increased expenses related to the development of employee education and training materials and a partial reversal in 2000 of a lease termination charge recorded in 1999. In addition, we incurred a $0.5 million severance expense in 2001.

     Depreciation and Amortization

      Depreciation and amortization expense increased $0.2 million, or 10.7%, from $1.8 million in 2000 to $2.0 million in 2001. This increase was due to increased capital expenditures, primarily technology equipment for our hospice programs. As a percentage of net patient revenue, depreciation and amortization expense decreased from 2.1% in 2000 to 2.0% in 2001.

     Stock-Based Compensation

      The stock-based compensation charge of $50,000 for the year ended December 31, 2001, related to stock options granted to employees with exercise prices below the deemed fair value of our common stock. For more information, see this discussion under “— Stock-Based Compensation” above.

     Non-Operating Income (Expense)

      Non-operating income (expense) remained constant at $(1.3) million in 2000 and 2001.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Net Patient Revenue

      Net patient revenue increased $5.4 million, or 6.7%, from $79.6 million in 1999 to $84.9 million in 2000. This increase was due to an increase in billable patient days and the Medicare reimbursement rate increases effective October 1, 1999 and October 1, 2000. Net patient revenue per day of care remained constant at $103 in both 1999 and 2000 as the Medicare reimbursement rate increases were offset by the decrease in the percentage of patients receiving general inpatient care. Our average daily census of patients increased from 2,128 in 1999 to 2,251 in 2000. Medicare and Medicaid payments represented 93.8% of net patient revenue in 1999 and 94.3% of net patient revenue in 2000.

     Patient Care Expenses

      Patient care expenses increased $4.6 million, or 9.0%, from $50.7 million in 1999 to $55.3 million in 2000. This increase was primarily due to an increase in patient census. As a percentage of net patient revenue, patient care expenses increased from 63.7% in 1999 to 65.1% in 2000. This increase was due to increases in purchased services and durable medical equipment expenses, partially offset by a decrease in pharmaceutical expenses.

     Provision for Doubtful Accounts

      The provision for doubtful accounts increased $2.5 million, or 323.1%, from $0.8 million in 1999 to $3.3 million in 2000. As a percentage of net patient revenue, the provision for doubtful accounts increased from 1.0% in 1999 to 3.9% in 2000. These increases were attributable to uncollectible amounts due from private insurers and managed care payors, including one such payor in bankruptcy. These increases were also attributable to uncollectible amounts due from Medicaid as a result of patient eligibility issues and documentation errors relating to Medicaid benefit elections and physician certification.

     General and Administrative Expenses

      General and administrative expenses decreased $2.0 million, or 7.7%, from $25.5 million in 1999 to $23.5 million in 2000. This decrease was due to an inpatient facility lease termination charge recorded in 1999, partially reversed in 2000 as a result of negotiations with the landlord and a reduction in employee bonuses in 2000. As a percentage of net patient revenue, general and administrative expenses decreased from 32.1% in 1999 to 27.7% in 2000 due to the foregoing factors and the increase in net patient revenue.

     Depreciation and Amortization

      Depreciation and amortization expense increased $0.1 million, or 7.2%, from $1.7 million in 1999 to $1.8 million in 2000. This increase was due to capitalized software amortization and depreciation on purchased capital assets. As a percentage of net patient revenue, depreciation and amortization expense remained constant at 2.1% in 1999 and 2000.

     Non-Operating Income (Expense)

      Non-operating income (expense) decreased $0.4 million, or 22.2%, from $(1.7) million in 1999 to $(1.3) million in 2000 due to reduced interest expense resulting from less borrowings.

Liquidity and Capital Resources

      Since 1999, our principal liquidity requirements have been for working capital, debt service and capital expenditures. We have financed these requirements primarily with borrowings under our credit facility and proceeds from the issuance of preferred stock. As of March 31, 2002, we had cash and cash equivalents of $0.9 million, working capital of $2.9 million and the ability to borrow an additional $2.1 million under our revolving credit facility described below.

      Net cash provided by operating activities was $3.2 million for 2001. Although the Company had a net loss, before accrued dividends to preferred stockholders, of approximately $6.7 million in 2001, the non-cash charges related to the provision for doubtful accounts and depreciation and amortization were $6.2 million and $2.0 million, respectively. The increase in the provision for doubtful accounts in 2001 was primarily due to problematic billing issues and our inability to ultimately collect the patient receivables. The patient billing delays and collection problems caused us to use cash of approximately $1.9 million in 2001. Due to the timing of receiving invoices and incurring obligations and the timing of cash payments, our accounts payable and accrued expenses operating accounts provided cash of approximately $3.0 million in 2001.

      Net cash used in operating activities for the three months ended March 31, 2002 was $(3.4) million. Our patient accounts receivable increased by $4.1 million during the three-month period ended March 31, 2002 due to patient census growth and our inability to bill for the services of certain hospice programs while we transitioned to a single Medicare fiscal intermediary.

      Net cash used in investing activities was $(1.3) million in 1999, $(2.3) million in 2000, $(2.1) million in 2001 and $(0.3) million for the three months ended March 31, 2002. The cash expenditures in 1999 related primarily to the cost of relocating our corporate offices from Dallas, Texas to Scottsdale, Arizona and subsequently relocating within Scottsdale. The cash expenditures in 2000, 2001 and the three months ended March 31, 2002 related primarily to purchases of third-party software and the costs of internally developed software.

      In the three-month period ended March 31, 2002, we borrowed $3.2 million under our credit facility for working capital purposes.

      We maintain a credit facility with Healthcare Business Credit Corporation, or HBCC, providing for a $30.0 million revolving line of credit and a $3.0 million term loan. Our revolving line of credit provides that we may borrow, repay and re-borrow from time to time up to $30.0 million, subject to the availability of a sufficient amount of accounts receivable at the time of borrowing. As of March 31, 2002, the borrowing capacity under our revolving line of credit was $2.1 million, of which $15.7 million was outstanding.

      Loans under the revolving line of credit bear interest at an annual rate equal to, at our option, either the “prime rate” in effect from time to time, as reported in the “Money Rates” section of the Wall Street Journal, plus 1.5%, or the one-month London Interbank Borrowing Rate in effect from time to time, plus 3.0%. Interest on the term loan accrues at the one-month London Interbank Offering Rate in effect from time to time, plus 3.5% per annum. Interest rates increase by 3.5% if there is an event of default. Accrued interest is due and payable weekly on revolving credit loans bearing interest at the prime rate. Accrued interest on loans bearing interest at the London Interbank Offering Rate, including the term loan, is due and payable on the last business day of the month. The maturity date for both the term loan and the revolving credit loan is March 31, 2005. As of June 30, 2002, the annual interest rate for borrowings under our revolving line of credit was 4.8%. As of June 30, 2002, the outstanding principal balance under our term loan was $2.8 million, there was no accrued and unpaid interest, and the annual interest rate was 5.3%. We are currently required to make monthly principal repayments of $83,333 on our term loan.

      Our credit facility is collateralized by substantially all of our assets. In addition, our credit agreement with HBCC contains customary covenants including covenants restricting our ability to incur additional indebtedness, permit liens on property or assets, make capital expenditures, make certain investments, pay dividends or make restricted payments, and prepay or redeem debt or amend certain agreements relating to our indebtedness. As of December 31, 2001, we were not in compliance with certain financial covenants set forth in the credit agreement. Those covenants were amended in July 2002, and we were in compliance with those covenants as of the date of this prospectus.

      From 1995 to 1999, we raised a total of $31.5 million from private placements of our preferred stock and common stock.

      In March 1998, we issued a warrant to an institutional lender that is presently exercisable for 500,000 shares of our Class B Common Stock at an exercise price of $0.01 per share. This warrant is redeemable at the option of the holder for cash in an amount equal to the difference between the fair market value of the Class B Common Stock and the exercise price of the warrant. The Class B Common Stock, which is convertible into our common stock on a one-for-one basis at any time at the option of the holder, is identical to our common stock, except that it has no voting rights other than as prescribed by applicable law.

      In August 2002, a financial institution issued a letter of credit in the stated amount of $215,000 on our account for the benefit of our workers compensation insurance provider to secure payment of our premiums on the policy. Our reimbursement obligations under the letter of credit are secured by a $215,000 certificate of deposit that matures in one year.

      In July 2002, we entered into a letter of intent to acquire a hospice program in Albuquerque, New Mexico for $2.5 million in cash and an unsecured promissory note in the original principal amount of $250,000. We intend to combine the operations of the acquired program with our existing hospice program in the same market.

      We expect that our principal liquidity requirements will be for working capital, the development of new hospice programs, the acquisition of other hospice programs, debt service and capital expenditures. We expect that proceeds from this offering, our existing funds, cash flows from operations and borrowing capacity under our credit agreement will be sufficient to fund our principal liquidity requirements for at least 12 months following the date of this prospectus. Our future liquidity requirements and the adequacy of our available funds will depend on many factors, including payment for our services, regulatory changes and compliance with new regulations, expense levels, capital expenditures and future development of new hospice programs and acquisitions.

Interest Rate and Foreign Exchange Risk

     Interest Rate Risk

      We do not expect our cash flow to be affected to any significant degree by a sudden change in market interest rates. We have not implemented a strategy to manage interest rate market risk because we do not believe that our exposure to this risk is material at this time. After we complete this initial public offering of our common stock, we will assess the significance of interest rate market risk on a periodic basis and will implement strategies to manage risk as we deem appropriate.

     Foreign Exchange

      We operate our business within the United States and execute all transactions in U.S. dollars.

Payment, Legislative and Regulatory Changes

      We are highly dependent on payments from the Medicare and Medicaid programs. These programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, rate freezes and funding reductions. Reductions in amounts paid by these programs for our services or changes in methods or regulations governing payments for our services could materially adversely affect our net patient revenue and profitability.

Inflation

      The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. In addition, suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures designed to curb increases in operating expenses. To date, reimbursement rate increases and our increasing patient census have offset increases in operating costs. However, we cannot predict our ability to cover or offset future cost increases.

Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 was effective beginning in the first quarter of 2002. We are currently evaluating the requirements and performing impairment tests of goodwill. We do not believe that the adoption of the statement will impact our financial statements.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS No. 144 is effective for fiscal years beginning in 2002. We do not expect that the adoption of the statement will have a significant impact on our financial position or results of operations.

BUSINESS

Overview of Our Business

      We are a leading provider of hospice services in the United States. Through interdisciplinary teams of physicians, nurses, home healthcare aides, social workers, spiritual and other counselors and volunteers, we provide care primarily designed to reduce pain and enhance the quality of life of terminally ill patients, most commonly in their home or other residence of choice. Our mission is to provide superior and financially responsible care for the physical, spiritual and emotional needs of our patients and their families, while maintaining a supportive environment for our employees.

      We have grown rapidly since commencing operations in 1995. By the end of 1997, our operations consisted of seven programs in four states. In 1998, we completed two significant acquisitions that increased our census from approximately 350 patients to approximately 1,750 patients. Since then, we have nearly doubled our patient census primarily through same-store growth. As of June 30, 2002, we had 38 hospice programs serving patients in 14 states with a census of approximately 3,300 patients. Our net patient revenue was $97.6 million in 2001. For the three months ended March 31, 2002, our net patient revenue was $28.2 million, a 30.2% increase over our net patient revenue of $21.7 million for the three months ended March 31, 2001. We plan to continue our expansion through same-store growth and the development of new hospice programs, as well as through strategic alliances, partnerships and acquisitions. As a result of the experience of our management team and our investment in information technology infrastructure, employee training and regulatory compliance programs, we believe we have developed a solid platform for future growth.

      Our operations are built around a mission-oriented philosophy that emphasizes superior care and open access to our services. We believe our high care standards, distinctive service philosophy and expertise in cost-effective care management help us develop strong relationships with the medical and consumer communities we serve and give us a competitive advantage in obtaining patient referrals.

      Our predecessor corporation, Vista Hospice Care, Inc., a Delaware corporation, was formed in 1995. In 1998, in connection with our two significant acquisitions, we reorganized our corporate structure by establishing VistaCare, Inc., a Delaware corporation, as the parent holding company of Vista Hospice Care, Inc. and our other operating subsidiaries.

Overview of the Hospice Care Industry

     Development of the Industry

      Over the past century, care for terminally ill patients in the United States focused primarily on curative treatment, with only secondary regard for patient comfort and immediate quality of life concerns. The 1960s and 1970s saw the emergence of a grass roots movement in the United States that advocated a shift in attitude from strictly providing curative care for terminally ill patients to providing a greater degree of physical, emotional and spiritual comfort and care for patients and their families at the end-of-life. Hospice programs provide these services. Since the 1970s, hospice care in the United States has grown into a multi-billion dollar industry that served more than 700,000 patients in 2000 through more than 3,100 hospice care programs in the United States and its territories.

     Funding Hospice Care: Medicare, Medicaid and Other Sources

      Today, Medicare is the largest payor for hospice services. To be eligible to receive the Medicare hospice benefit, a patient must have two physicians certify that, if the patient’s terminal illness were to run its usual course, the patient would have a life expectancy of six months or less. Hospice care is also covered by most private insurance plans, and 43 states and the District of Columbia provide hospice coverage to their Medicaid beneficiaries. The National Hospice and Palliative Care Organization, or NHPCO, reports that in 2000 at the time of admission, approximately 79% of hospice patients claimed Medicare as their payment source, 13% private insurance, 5% Medicaid, 3% alternative sources and 1% self-pay.

      Medicare has provided benefits for hospice care since 1983. Between 1984 and 2000, the number of hospice programs certified by Medicare increased from 31 to 2,273. According to the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), or CMS, Medicare hospice expenditures in 2002 will reach an estimated $3.8 billion.

      The Medicare hospice benefit covers four distinct levels of care, each of which is subject to a different per diem reimbursement rate. The table below sets forth a brief description of each of the four levels of care and the base Medicare per diem reimbursement rates in effect for the periods indicated:

		Base Medicare Per Diem
		Reimbursement Rates

		October 1, 2001	October 1, 2002
		through	through
Level of Care	Care Description	September 1, 2002	September 30, 2003

Routine Home Care	Provided through visits by members of the interdisciplinary team to the patient’s home or other residence	$110.42	$114.20

General Inpatient Care	Provided in a hospital or other inpatient facility when pain or other symptoms cannot be managed effectively in a home setting	$491.19	$508.01

Continuous Home Care	Provided in the patient’s home or other residence to manage acute pain or other medical symptoms for a minimum of eight hours per day, with nursing care accounting for more than half of the care provided	$644.45	$666.52

Respite Inpatient Care	Provided for up to five days in a hospital or other inpatient facility to relieve the patient’s family or other caregivers	$114.22	$118.13

These reimbursement rates are Medicare’s base rates and vary from region to region depending on local salary levels. In 2000, routine home care services accounted for 96.0% of all Medicare hospice days while general inpatient care services, continuous home care services and respite inpatient care services accounted for 3.0%, 0.3% and 0.3% of Medicare hospice days, respectively. Effective each October 1, and occasionally at other times, Medicare establishes new base hospice care reimbursement rates. The table below sets forth the Medicare hospice base rate increases since October 1, 1999:

Percentage Increase in
Effective Date of Rate Increase	Medicare Hospice Base Rates

October 1, 1999	1.9%
October 1, 2000	2.9%
April 1, 2001	5.0%
October 1, 2001	3.2%
October 1, 2002	3.4%

      Medicaid reimbursement rates and hospice care coverage rates for private insurance plans tend to approximate Medicare rates.

Market Opportunity

      We believe the hospice care industry is poised for substantial growth over the next several years due to the following factors:

      Awareness and Acceptance of Hospice Care Services is Expanding. Over the past several years, there has been expanding awareness and acceptance of hospice care evidenced by:

•	according to the NHPCO, between 1992 and 2000 the number of patients receiving hospice care increased from approximately 246,000 to approximately 700,000 annually;

•	according to CMS, between 1988 and 2000 Medicare reimbursements for hospice care increased by approximately $2.8 billion;

•	although hospice care has been traditionally associated with end-stage cancer patients, Medicare records from 1992 to 1998 show a 338% increase in the number of Medicare beneficiaries using the Medicare hospice benefit for conditions other than cancer;

•	according to CMS, the number of Medicare certified hospice programs increased by 89% between 1992 and 2002; and

•	a significant percentage of commercial insurers now provide coverage for hospice care services.

      Hospice Care Provides Significant Cost Savings Over Traditional Care. Recent studies have concluded that the cost of care for hospice patients is substantially less than the cost of care for similarly situated patients receiving traditional medical services, often in high acuity settings such as hospitals. Reasons for those cost savings include:

•	hospice care patients in long-term care facilities are hospitalized fewer days in their last month of life than long-term care facility residents not enrolled in hospice programs, according to a March 2000 report commissioned by the United States Department of Health and Human Services;

•	hospice care patients are often transitioned from expensive treatments, such as chemotherapy and radiation, to less expensive forms of palliative care; and

•	hospice care patients generally require less emergency care, which typically involves costly transportation, paramedics, emergency room and other charges.

We believe that government and other payors will continue to encourage the use of hospice care because of such cost savings.

      The American Population is Aging. In 2001, 81.4% of our patients were over the age of 65 at the time of admission. Over the next 20 years, this segment of the American population is expected to grow at a rate three times greater than the rate of the general population. According to the United States Census Bureau, the number of Americans over the age of 65 will increase from 35 million in 2000 to 54 million in 2020. We expect that as this segment of the population grows, the demand for end-of-life services, including hospice care, will increase accordingly.

      Hospice Services Are Underutilized. Although the number of hospice patients has increased rapidly in recent years, we believe that a significant number of hospice-eligible patients do not take advantage of hospice care. The NHPCO estimates that only 25% of decedents in 2000 received hospice care. A 1999 study by The National Hospice Foundation concluded that 75% of Americans were not aware that hospice care can be provided in the home and 90% did not know that hospice care is covered by Medicare. We believe that the following factors contribute to the current underutilization of hospice care:

•	resistance to or misunderstanding of the benefits of hospice care; and

•	restrictive eligibility criteria on the part of some hospice care providers, including denying enrollment to patients who wish to continue to maintain certain forms of aggressive treatment or patients who do not have a principal caregiver.

      We believe that as awareness and acceptance of hospice care grows and hospice programs develop a reputation for consistent, high quality care, utilization of hospice services will increase.

Industry Consolidation and Government Initiatives

      In addition to favorable industry growth conditions, we believe that consolidation in the hospice care industry will provide significant opportunities for us to grow our business. Today, the hospice care industry is dominated by small, not-for-profit providers in non-urban areas. According to the NHPCO, in 2000, 73% of all hospice programs were run by not-for-profit entities and only 13% of all hospice programs were located in urban areas. In 1999, the GAO found that approximately 57% of hospice programs had fewer than 100 admissions annually. Demanding market conditions are making it difficult for smaller providers to offer cost-effective, quality care. We believe that the fragmented hospice care industry is poised for consolidation and that large, well managed hospice providers are best positioned to affiliate with or acquire smaller hospice care providers.

      Notwithstanding the recent increase in awareness and acceptance of hospice care, we believe that most Americans still lack a basic understanding of the benefits that hospice care offers and are unaware that Medicare, Medicaid and private insurers provide coverage for hospice care. In an effort to increase awareness and acceptance, medical societies, patient advocacy groups, private foundations and the hospice care industry have all undertaken campaigns in recent years to educate physicians and the public about the benefits of hospice care:

•	in May 2002, the United States Department of Health and Human Services urged members of the physician community and other health care professionals to consider hospice care for their terminally ill patients;

•	in April 2002, CMS placed paid advertisements in prominent publications aimed at physicians stressing the benefits of hospice care and advising physicians that hospice care is a benefit reimbursable by Medicare; and

•	in September 2001, United States congressional hearings addressed the need for greater public awareness of end-of-life care options, including hospice care.

Our Competitive Strengths

      We believe a number of factors differentiate us from our competitors and provide us with important competitive advantages.

      We Benefit from Being One of the Nation’s Largest Hospice Care Providers. As a result of having a patient census among the highest of any hospice provider in the United States, we are able to negotiate volume discounts on the purchase of pharmaceuticals, durable medical equipment and medical supplies, to enter into favorable contracts with private insurers and pharmacy benefit managers and to spread certain fixed costs, particularly corporate overhead, information technology and marketing spending, over a large patient population. In addition, the geographic scope of our operations gives us a competitive advantage in developing referral relationships with national and regional nursing home and assisted living companies who, we believe, often seek the administrative and service consistency benefits resulting from working with a limited number of providers.

      We Have Implemented a Highly Effective Pharmacy Cost Control System. Pharmaceuticals represent our second largest category of patient care expenses. To manage those expenses, we have developed and implemented a comprehensive pharmacy cost management system. Using this system, in 2001 we achieved an average daily pharmacy cost per patient that was significantly lower than the industry average. Our pharmacy cost management system involves:

•	a flexible, proprietary, disease and symptom-specific drug formulary that emphasizes the use of generic drugs, if as effective as the brand-name alternative;

•	the use of our proprietary software applications to streamline the enrollment of our patients in a nationwide network of pharmacies;

•	the commitment of our clinical staff to reducing our patients’ use of treatments that are needlessly expensive or clinically ineffective; and

•	an education program for our physicians and nurses that emphasizes both clinical and cost effectiveness.

      We Have Developed an Advanced, Proprietary Technology Infrastructure. We have developed a proprietary technology infrastructure consisting of a highly-scalable, Linux-based operating platform we call CareNation and a variety of hospice specific applications. Because we own our core technology, we believe we will be able to minimize our payment of third-party licensing or maintenance and support fees that would likely increase as we grow. We believe that our web-based platform provides a level of secure, rapid and remote access from a wide variety of sources that is not currently available from third-party vendors. In addition, as we deploy additional applications, we anticipate improvements in our operating efficiency and ability to deliver a consistently high level of care across our organization. Our systems currently enable us to:

•	track patient admission and certification;

•	enroll our patients in a nationwide network of pharmacies;

•	monitor patient census and length of stay data; and

•	automate our bereavement communications.

      In addition to ongoing efforts to refine our existing applications, we are in the process of developing additional applications, including a new billing program and applications that will allow us to better monitor and produce timely and detailed reports on key expenses, such as labor and pharmaceuticals. We expect to be able to deploy our existing and new technologies rapidly in hospice programs that we develop or acquire in the future. We intend to continue to invest in our technology infrastructure to streamline our decision making and drive efficiencies in our operations, while providing further support and functionality to our care providers. In the future, we may consider commercializing these technologies.

      We Provide “Open Access” to Hospice-Eligible Patients. Our service philosophy is to provide hospice care to all adult patients who are eligible to receive hospice care under Medicare guidelines, regardless of the complexity of their illness. We call this philosophy “open access.” In a May 2002 report to Congress, the Medicare Payment Advisory Commission, or MedPAC, concluded that many patients who meet Medicare hospice eligibility requirements currently have problems accessing hospice care because of restrictive eligibility criteria on the part of some hospice care providers. Operating with an open access philosophy enables us to remove these barriers to hospice care access and to achieve important competitive advantages, including:

•	Strong relationships with our referral sources. We believe that our open access service philosophy helps us build strong relationships with our referral sources because we will accept all hospice-eligible adult patients they refer to us.

•	Greater utilization of our services, resulting in lower direct care costs. Patient care expenses are generally higher during the initial and latter days of care. In the initial days of care, expenses tend to be higher because of the initial purchases of pharmaceuticals, medical equipment and supplies and the administrative costs of determining the patient’s hospice eligibility, registering the patient and organizing the plan of care. In the latter days of care, expenses tend to be higher because patients generally require more services, especially pharmaceuticals and nursing care, due to their deteriorating medical condition. Therefore, when we increase the number of days a patient stays in our care, we increase the number of lower cost days over which our costs are spread. Our open access philosophy involves a commitment on the part of all our staff to encourage patients to use our services, and referral sources to refer patients, at the earliest stage of hospice eligibility. We believe this philosophy has contributed to our 2001 average length of stay of approximately 83 days per patient, which we believe to be well in excess of the industry average.

      We Have an Experienced Management Team. We have assembled a management team at both the corporate and program level with the financial, regulatory and operating experience to grow our company. Our corporate executive officers, half of whom have joined us since January 1, 2001, have significant experience operating publicly traded healthcare companies and growing businesses both organically and through acquisitions.

Our Business Strategy

      We intend to enhance our position as a market leader in the hospice care industry by pursuing the following strategies:

     Continue to Drive Same-Store Census Growth

      An important aspect of our growth strategy involves increasing patient census within our existing programs. Since the end of 1998, following the completion of our last material acquisition, through June 30, 2002, we grew our same-store patient census by approximately 109.4%, from 1,579 to 3,307 patients. We intend to continue to increase our same-store growth by:

•	Continuing to provide superior quality of care. We have driven our same-store growth to date largely through “word of mouth” recommendations based on the quality of our care. Consistent with our mission, we will continue to focus our efforts on providing superior care to our patients and their families.

•	Building relationships that enhance our presence in local markets. We intend to increase our presence in local markets by fostering relationships with physicians, discharge planners, local faith-based and other community organizations and their leaders, and by providing educational workshops on hospice care and other end-of-life issues.

•	Focusing on our formal marketing initiatives. In September 2001, we initiated our first ever company-wide marketing program with the goal of expanding awareness and acceptance of hospice care and increasing our market share. Since then, we have added to our team of professional relations representatives and revised our employee compensation structure to include bonus incentives for increasing census at the program level. Our census has grown 47.3% since the inception of this program, from 2,245 patients as of September 1, 2001 to 3,307 patients as of June 30, 2002. We believe that a continued commitment to these initiatives will help us continue growing.

•	Building relationships with national and regional nursing homes, assisted living facilities and managed care organizations. By building relationships with nursing home chains, assisted living providers, and managed care organizations, we hope to develop steady referral sources, that have the ability to provide multiple referrals on an on-going basis.

Expand Through Strategic Acquisitions and New Program Development

      We intend to expand our services in existing and new markets. Factors we consider when examining expansion opportunities include the following:

•	hospice utilization and the number of eligible beneficiaries in the community who are not receiving hospice care;

•	proximity to our existing programs and our ability to leverage our local resources through regional density;

•	existing competition;

•	the potential profitability of the target hospice program; and

•	the regulatory environment.

      After we identify a market that fits our criteria for expansion, we may choose to develop or acquire a new hospice program or enter into a strategic alliance with an existing hospice program. Because small, non-urban, not-for-profit hospice providers dominate the United States hospice care industry, and because demanding market conditions have made it more difficult for small providers to offer cost-effective quality care, we believe that there will be significant opportunities for us to acquire or enter into strategic alliances with existing programs. We believe that because of the quality of our care, our management capabilities and our dedication to open access, many smaller hospice programs, including not-for-profit providers, will look favorably on combining their operations with ours.

      In markets where there are no suitable acquisition or strategic alliance opportunities, we may develop a new program. When we develop a new program, we first deploy a small staff and acquire necessary office space, contracts and referral sources. Then we admit a small number of patients and request a Medicare certification survey. Following Medicare certification, we employ robust recruiting, training, community education and marketing efforts to build census.

     Build Market Share in Non-Urban Markets

      Hospice care usage by Medicare beneficiaries in non-urban areas has increased dramatically in recent years. A significant portion of our current business involves providing care in these areas. We plan to continue to focus on building market share in the non-urban markets in which we currently operate and in new markets. We find these markets particularly attractive because:

•	we tend to encounter less competition from larger healthcare institutions devoted to aggressive curative care; and

•	we are able to develop a dominant market share by quickly building relationships and brand identity with local referral sources.

  Become the Employer of Choice in the Hospice Care Industry

      We are committed to maintaining a superior work environment consisting of competitive compensation, proper staffing, useful management tools and extensive internal training. All of our full-time employees participate in a performance-based cash bonus program that rewards them based on a combination of factors including quality of care, compliance, profitability and census growth. We analyze current data from each of our programs in order to adjust staffing levels in response to or in anticipation of fluctuations in patient census so that we can minimize staff turnover. We have also initiated the development of technology tools designed to reduce administrative paperwork and enable our clinical staff to focus on patient care. As a result of these initiatives, our turnover rate for full-time employees with at least one year of service has steadily decreased from approximately 41.0% for the year ended December 31, 1999 to approximately 13.0% for the six months ended June 30, 2002. We calculate our turnover rates for any period on a monthly basis by dividing the number of full-time employees with at least one year of service whose employment terminated during the month by the average number of full-time employees employed during such month.

Our Services

      We provide a full range of hospice services, from pain and symptom control to emotional and spiritual support, tailored to the individual needs of our patients and their families. Each patient who enrolls in one of our programs is assigned an interdisciplinary care team consisting of, depending on the patient’s needs, a physician, a nurse, a home health aide, a social worker, occupational and speech pathology therapists, a spiritual counselor, a dietary counselor, a volunteer, a homemaker and a bereavement coordinator. Below is a list of the key services we provide:

•	pain and symptom management;

•	emotional and spiritual support;

•	special palliative modalities such as radiation therapy, chemotherapy and infusion therapy;

•	diagnostic testing;

•	inpatient and respite care;

•	physician visits;

•	nursing care;

•	personal care by home health aides;

•	homemaker services;

•	social worker visits;

•	spiritual counseling;

•	bereavement counseling for up to 13 months after the patient’s death;

•	dietary counseling;

•	physical, occupational and speech therapy;

•	medical equipment and supplies; and

•	medications.

Our services are available twenty-four hours a day, seven days a week and can be provided in a patient’s home or other residence of choice, such as a nursing home or assisted living facility, or in a hospital or other inpatient facility. We currently operate one inpatient facility, a 12-bed, stand-alone facility in Cincinnati, Ohio.

Marketing and Referral Relationships

      The primary focus of our marketing activities is on increasing patient referrals from existing referral sources and establishing new referral sources. Our referral sources include:

•	nursing homes;

•	assisted living facilities;

•	hospitals;

•	physicians;

•	home health care organizations;

•	managed care companies;

•	community social service organizations; and

•	religious organizations.

      Historically, we have dedicated relatively few resources to formal marketing activities. Most of our referrals have been the result of “word of mouth” among referral sources about the high quality of our care. We have recently, however, implemented a standardized marketing strategy. A key element of our marketing strategy is training our professional relations representatives and providing them with the tools to communicate effectively to a variety of different types of referral sources, including referral sources with which an individual professional relations representative may not have had significant prior experience.

      Each of our hospice care programs has a marketing team led by the program director who is assisted by at least one director of professional relations. Each program employs between one and four professional relations representatives. At June 30, 2002, we employed 61 professional relations representatives company-wide. Consistent with our belief that marketing is a team effort, each program’s marketing team is supported by other program employees, including admissions coordinators, patient care managers, medical directors, chaplains, social workers, counselors and nurses. Each professional relations representative seeks to develop patient referral sources located in the representative’s territory by regularly calling on those referral sources and educating them regarding our services and hospice care generally. Our professional relations representatives provide feedback to those sources regarding the status of referred patients when appropriate and with the patient’s consent. Our marketing efforts also include educational seminars for physicians and hospital personnel and community-based events.

Information Technology

      We believe that information technology can significantly enhance our financial, operational, clinical, and compliance performance, and that by building our own information technology infrastructure and software, we can achieve important cost efficiencies as we grow. We employ an in-house software development team of experienced professionals capable of developing solutions in a complex data environment. We believe that by building our own information technology solutions, we can reduce or eliminate outside training costs, expensive third-party applications, and many third-party license or other fees which typically increase when the number of transactions processed or number of users increases.

      In addition to the proprietary applications already in place, we are in the process of developing applications we believe will reduce paperwork and travel costs for our nurses, aides and other clinicians in the field, and allow for the automated transfer of enrollment information to suppliers, which we expect to lead to faster delivery of items needed to appropriately care for patients. We are also developing applications designed to monitor and produce timing reports on key expenses such as labor and pharmaceuticals, which we anticipate will enable us to make better staffing, procurement and budgetary decisions. We also expect to deploy a new billing system operating on the CareNation platform in the second half of 2002.

Compliance

      We have a strong commitment to operating our business in a manner that adheres to all regulatory requirements, internal company policies and procedures and our corporate philosophy. We have adopted a proactive approach to compliance that includes:

•	developing information systems that allow us to continuously monitor our performance in key areas;

•	performing internal compliance audits;

•	implementing a continuous quality improvement process designed to ensure regulatory compliance and improve patient care; and

•	developing a priority index that enables us to shift compliance resources to those hospice programs more likely to experience compliance-related issues before they arise.

Education and Training

      We have devoted substantial time and resources to the development of a comprehensive education and training program. We have contracted with a national provider of healthcare educational resources to develop company and industry specific written materials, videos and on-line training and educational resources. We believe these resources will help us deliver consistently high quality service and increase employee confidence, satisfaction and retention.

Competition

      Hospice care in the United States is competitive. The hospice care industry is highly fragmented and we compete with a large number of organizations, some of which may have significantly greater financial and marketing resources than we have. Based on industry data, we estimate that approximately 73% of existing hospice programs in 2000 were local, not-for-profit hospice programs. Most hospice programs are small and community-based. We also compete with other multi-program hospice companies including Vitas Healthcare Corporation, Odyssey Healthcare Inc. and SouthernCare Hospice, Inc.

      In addition, we compete with a number of hospitals, nursing homes, home health agencies and other health care providers which offer home care to patients who are terminally ill, or market palliative care and “hospice-like” programs. In addition, various health care companies have diversified into the hospice market, including Beverly Enterprises, Inc. and Manor Care, Inc.

      Relatively few barriers to entry exist in the markets we serve. Accordingly, other companies that are not currently providing hospice care may enter these markets and expand the variety of services they offer.

Insurance

      We maintain general liability and umbrella coverage on a company-wide basis with a limit of $10.0 million. We also maintain malpractice liability insurance coverage on a claims-made basis with limits of $1.0 million per occurrence and $3.0 million in the aggregate. While we believe our insurance coverage is adequate for our current operations, we cannot assure you that it will cover all future claims or will be available in adequate amounts or at a reasonable cost.

Offices

      Our principal executive office is located in Scottsdale, Arizona. The lease for this facility expires in December 2006. As of June 30, 2002, we operated 38 hospice care programs, including one stand-alone inpatient facility, serving patients in 14 states from leased program offices in 13 states. We believe that our properties are adequate for our current business needs. In addition, we believe that adequate space can be obtained to meet our foreseeable business needs. With the exception of our corporate headquarters, we have no material operating leases.

Government Regulation

General

      As a provider of healthcare services, we are subject to extensive federal, state and local statutes and regulations. These laws and regulations significantly affect the way in which we operate various aspects of our business. For example, we must comply with federal, state and local laws relating to hospice care eligibility, the development and maintenance of plans of care, and the coordination of services with nursing homes or assisting living facilities where many of our patients live. In addition, each state in which we operate has its own licensing requirements with which we must comply.

      We also must comply with regulations and conditions of participation to be eligible to receive payments from various federal and state government-sponsored healthcare programs, such as Medicare and Medicaid. Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to Social Security benefits who are 65 years of age or older or who are disabled. Medicaid is a medical assistance program, jointly funded by the states and the federal government that provides certain medical and psychiatric care services to qualifying low-income persons. States are not required to provide Medicaid coverage for hospice services, but 43 states and the District of Columbia currently do so. Thirteen of the fourteen states in which we currently provide services offer coverage for Medicaid hospice services; Oklahoma does not offer a Medicaid hospice benefit at this time. Those states in which we operate that do provide a Medicaid benefit may limit the days for which hospice service will be covered, establish pre-authorization processes that can deny or delay access to hospice care, or establish Medicaid managed care programs that include only limited forms of hospice care coverage.

      In the future, we may choose to provide hospice care services in one of the few states that do not provide Medicaid coverage for hospice services. All of our current hospice programs have been certified as Medicare providers and are eligible to receive payments from applicable state Medicaid programs.

Medicare Conditions of Participation for Hospice Programs

      Federal regulations established as part of the Medicare program require that every hospice program continue to satisfy various conditions of participation to be certified and receive payment for the services it provides. Compliance with the conditions of participation is monitored by state survey agencies designated by the Medicare program. In some cases, failure to comply with the conditions may result in payment denials, the imposition of fines or penalties, or the implementation of a corrective action plan. In extreme cases or cases where there is a history of repeat violations, a state survey agency may recommend a suspension of new admissions to the program or termination of the program in its entirety.

      The Medicare conditions of participation for hospice programs include the following:

•	Governing Body. Each hospice must have a governing body that assumes full responsibility for the policies and the overall operation of the hospice and for ensuring that all services are provided in a manner consistent with accepted standards of practice. The governing body must designate one individual who is responsible for the day-to-day administrative operations of the hospice.

•	Direct Provision of Core Services. Medicare limits those services for which the hospice may use individual independent contractors or contract agencies to provide care to patients. Specifically, substantially all nursing, social work, and counseling services must be provided directly by hospice employees meeting specific educational and professional standards. During periods of peak patient loads or under extraordinary circumstances, the hospice may be permitted to use contract workers, but the hospice must agree in writing to maintain professional, financial and administrative responsibility for the services provided by those individuals or entities.

•	Medical Director. Each hospice must have a medical director who is a physician and who assumes responsibility for overseeing the medical component of the hospice’s patient care program.

•	Professional Management of Non-Core Services. A hospice may arrange to have non-core services such as therapy services, home health aide services, medical supplies or drugs provided by a non-employee or outside entity. If the hospice elects to use an independent contractor to provide non-core services, however, the hospice must retain professional management responsibility for the arranged services and ensure that the services are furnished in a safe and effective manner by qualified personnel, and in accordance with the patient’s plan of care.

•	Plan of Care. The patient’s attending physician, the medical director or designated hospice physician, and the interdisciplinary team must establish an individualized written plan of care prior to providing care to any hospice patient. The plan must assess the patient’s needs and identify services to be provided to meet those needs and must be reviewed and updated at specified intervals.

•	Continuation of Care. A hospice may not discontinue or reduce care provided to a Medicare beneficiary if the individual becomes unable to pay for that care.

•	Informed Consent. The hospice must obtain the informed consent of the hospice patient, or the patient’s representative, that specifies the type of care services that may be provided as hospice care.

•	Training. A hospice must provide ongoing training for its employees.

•	Quality Assurance. A hospice must conduct ongoing and comprehensive self-assessments of the quality and appropriateness of care it provides and that its contractors provide under arrangements to hospice patients.

•	Interdisciplinary Team. A hospice must designate an interdisciplinary team to provide or supervise hospice care services. The interdisciplinary team develops and updates plans of care, and establishes policies governing the day-to-day provision of hospice services. The team must include at least a physician, registered nurse, social worker and spiritual or other counselor. A registered nurse must be designated to coordinate the plan of care.

•	Volunteers. Hospice programs are required to recruit and train volunteers to provide patient care services or administrative services. Volunteer services must be provided in an amount equal to at least five percent of the total patient care hours provided by all paid hospice employees and contract staff.

•	Licensure. Each hospice and all hospice personnel must be licensed, certified or registered in accordance with applicable federal, state and local laws and regulations.

•	Central Clinical Records. Hospice programs must maintain clinical records for each hospice patient that are organized in such a way that they may be easily retrieved. The clinical records must be complete and accurate and protected against loss, destruction, and unauthorized use.

      In addition to the conditions of participation governing hospice services generally, Medicare regulations also establish conditions of participation related to the provision of various services and supplies that many hospice patients receive from us. These services include therapy services (physical therapy, occupational therapy, speech-language pathology), home health aide and homemaker services, pharmaceuticals, medical supplies, short-term inpatient care and respite inpatient care, among other services.

Surveys and Audits

      Hospice programs are subject to periodic survey by federal and state governmental authorities to ensure compliance with various licensing and certification requirements. Regulators conduct periodic surveys of hospice programs and provide reports containing statements of deficiencies for alleged failure to comply with various regulatory requirements. Survey reports and statements of deficiencies are common in the healthcare industry. In most cases, the hospice program and reviewing agency will agree upon the steps to be taken to bring the hospice into compliance with applicable regulatory requirements. In some cases, however, a state or federal agency may take a number of adverse actions against a facility, including:

•	the imposition of fines;

•	temporary suspension of admission of new patients to the hospice’s service;

•	in extreme circumstances, de-certification from participation in the Medicaid or Medicare programs; or

•	in extreme circumstances, revocation of the hospice’s license.

      From time to time we receive survey reports containing statements of deficiencies. We review these reports, prepare responses, work with the relevant regulator and take appropriate corrective action, if required. In June 2000, the Medicare provider agreement for our Odessa, Texas hospice program was terminated and we voluntarily surrendered our state hospice license for that program. In July 1999, our Las Vegas, Nevada hospice program was given a Medicare termination notice. We elected to voluntarily terminate our provider status for that program. We believe that each of our current hospice programs is in material compliance with Medicare and Medicaid certification requirements and state licensure requirements.

      Billing Audits/Claims Reviews. Medicare fiscal intermediaries and other payors periodically conduct pre-payment or post-payment medical reviews or other audits of our claims. In order to conduct these reviews, the payor requests documentation from us and then reviews that documentation to determine compliance with applicable rules and regulations, including the eligibility of patients to receive hospice benefits, the appropriateness of the care provided to those patients, and the documentation of that care.

      Certificate/Determination of Need Laws and Other Restrictions. Approximately 14 states continue to have certificate/determination of need laws that seek to limit the number or size of hospice care providers. These states require some form of state agency review or approval before a hospice may add new services or undertake significant capital expenditures. Approval under these certificate of need laws is generally conditioned on the showing of a demonstrable need for services in the community. In the future we may seek to develop or acquire hospice programs in states having certificate of need laws. To the extent that state agencies require us to obtain a certificate of need or other similar approvals to expand services at our existing hospice programs or to make acquisitions or develop hospice programs in new or existing geographic markets, our plans could be adversely affected by a failure to obtain a certificate or approval.

      Limitations on For-Profit Ownership. A few states have laws that restrict the development and expansion of for-profit hospice programs. For example, Florida does not permit the operation of a hospice by a for-profit corporation unless it was operated in that capacity on or before July 1, 1978, although the law might permit us to purchase a grandfathered for-profit hospice and continue to operate it. New York law states that a hospice cannot be owned by a corporation that has another corporation as a stockholder. These types of additional state law restrictions could affect our ability to expand into New York or Florida, or other locations with similar restrictions.

      Limits on the Acquisition or Conversion of Non-Profit Health Care Corporations. An increasing number of states have enacted laws that restrict the ability of for-profit entities to acquire or otherwise assume the operations of a non-profit health care provider. Some states may require government review, public hearings, and/or government approval of transactions in which a for-profit entity proposes to purchase a non-profit healthcare facility or insurer. Heightened scrutiny of these transactions may significantly increase the costs associated with future acquisitions of non-profit hospice programs in some states, otherwise increase the difficulty in completing those acquisitions, or prevent them entirely. We cannot assure you that we will not encounter regulatory or governmental obstacles in connection with our acquisition of non-profit hospice programs in the future.

      Professional Licensure and Participation Agreements. Many of our employees are subject to federal and state laws and regulations governing the ethics and practice of their chosen profession, including physicians, physical, speech and occupational therapists, social workers, home health aides, pharmacists, and nurses. In addition, those professionals who are eligible to participate in the Medicare, Medicaid or other federal health care programs as individuals must not have been excluded from participation in those programs at any time.

     Overview of Government Payments — General

      Payments from Medicare and Medicaid are subject to legislative and regulatory changes as well as susceptible to budgetary pressures. Our revenues and profitability are therefore subject to the effect of those changes and to possible reductions in coverage or payment rates by private third-party payors. For the year ended December 31, 2000, 94.3% of our net patient revenue, and for the year ended December 31, 2001, 94.0% of our net patient revenue was attributable to Medicare and Medicaid payments. As a result, any changes in the regulatory, payment or enforcement landscape may significantly affect our operations.

     Overview of Government Payments — Medicare

      Medicare Eligibility Criteria. To receive Medicare payment for hospice services, the hospice medical director and, if the patient has one, the patient’s attending physician, must certify that the patient has a life expectancy of six months or less if the illness runs its normal course. This determination is made based on the physician’s clinical judgment. Due to the uncertainty of such prognoses, however, it is likely that some percentage of our patients will not die within six months of entering the hospice program. The Medicare program (among other third-party payors) recognizes that terminal illnesses often do not follow an entirely predictable course, and therefore the hospice benefit remains available to beneficiaries so long as the hospice physician or the patient’s attending physician continues to certify that the patient’s life expectancy remains six months or less. Specifically, the Medicare hospice benefit provides for two initial 90-day benefit periods followed by an unlimited number of 60-day periods. A Medicare beneficiary may revoke his or her election of the Medicare hospice benefit at any time and resume receiving regular Medicare benefits. The patient may elect the hospice benefit again at a later date so long as he or she remains eligible.

      Levels of Care. Medicare pays for hospice services on a prospective payment system basis under which we receive an established payment for each day that we provide hospice services to a Medicare beneficiary, depending upon the level of service provided. These rates are then subject to annual adjustments for inflation and may also be adjusted based upon the location where the services are provided due to variability in labor costs — the greatest single expense for hospice programs. The rate we receive will vary depending on which of the following four levels of care is being provided to the beneficiary:

•	Routine Home Care. We are paid the routine home care rate for each day that a patient is in our program and is not receiving one of the other categories of hospice care or when a patient is receiving hospital care for a condition that is not related to his or her terminal illness. We are paid the same daily rate regardless of the volume or intensity of the services provided to the patient and his or her family or caregivers.

•	General Inpatient Care. General inpatient care is provided when a patient requires inpatient services for a short period for pain control or symptom management that typically cannot be provided in other settings. General inpatient care services must be provided in a Medicare or Medicaid certified hospital or long-term care facility or at a freestanding inpatient hospice facility with the required registered nurse staffing.

•	Continuous Home Care. Continuous home care is provided only during periods of crisis when a hospice patient requires predominantly nursing care to achieve palliation or management of acute medical problems while at home. Medicare requires that at least eight hours of services be provided (licensed nursing care must be provided for more than one half of the time) within a single day in order to qualify for reimbursement under the continuous home care provisions. While the Medicare published continuous home care rates are daily rates, Medicare actually pays for continuous home care services on an hourly basis. This hourly rate can be obtained by dividing the daily rate by 24.

•	Respite Care. Respite care permits a hospice patient to receive services on an inpatient basis for a short period of time in order to relieve the patient’s family or other caregivers from the demands of caring for the patient. We can receive payment for respite care provided to a patient for up to five consecutive days at a time on an occasional basis. Any additional consecutive days of respite care will be reimbursed at the routine home care rate.

      Program Limits on Hospice Care Payments. Medicare payments for hospice services are subject to two additional limits or “caps,” both of which are assessed on a provider-wide basis. The first of these two caps is commonly known as the “80-20” rule and applies only to Medicare inpatient services. Specifically, the 80-20 rule states that if the number of inpatient care days any of our hospice programs provides to Medicare beneficiaries exceeds 20.0% of the total days of hospice care it provides, those days in excess of the 20.0% figure may be reimbursed only at the routine home care rate. Compliance with the 80-20 rule is measured by examining all claims submitted by a hospice program between November 1 and the following October 31.

      None of our hospice programs has exceeded the cap on inpatient care services. However, we cannot assure you that one or more of our hospice programs will not exceed the inpatient cap in the future.

      Overall Medicare payments to our hospice programs are also subject to an annual per-beneficiary limitation or cap. This per-beneficiary cap amount is revised annually to account for inflation. For the twelve-month period ending October 31, 2002, the annual hospice benefit cap is $17,391. Compliance with the cap, however, is not determined on the basis of individual beneficiary experiences. Instead, compliance is measured by calculating the total Medicare payments received by a program for all Medicare hospice care beneficiaries between November 1 of each year and October 31 of the following year and comparing the result with the product of the per-beneficiary cap amount and the number of Medicare beneficiaries electing hospice care for the first time from that hospice program during the relevant period.

      Between 1999 and 2001, five of our hospice programs exceeded the Medicare per-beneficiary cap amount. As a result, we were required to repay a portion of our payments to Medicare. We actively monitor the per-beneficiary cap amount at each of our programs and implement corrective measures if necessary. We maintain what we believe are adequate reserves in the event that we exceed the cap in the future. We cannot assure you that one or more of our hospice programs will not exceed the cap amount in the future.

      Medicare Managed Care Programs. The Medicare program has entered into contracts with managed care companies to provide a managed care benefit to those Medicare beneficiaries who wish to participate in managed care programs, commonly referred to as Medicare HMOs, Medicare + Choice or Medicare risk products. We provide hospice care to Medicare beneficiaries who participate in these managed care programs. Our payments for services provided to Medicare beneficiaries enrolled in Medicare HMO programs are processed in the same way and at the same rates as those of Medicare beneficiaries who are not in Medicare HMOs. Under current Medicare policy, Medicare pays the hospice directly for services provided to Medicare HMO, Medicare + Choice or risk product patients and then reduces the standard per member per month payment that the managed care program receives.

      Adjustments to Payment Rates and Payment Methodology. In the last several years there have been a number of adjustments to the base rates paid by Medicare for all four levels of hospice services. Specifically, the Balanced Budget Act of 1997 (“BBA of 1997”), Balanced Budget Refinement Act of 1999 (“BBRA of 1999”), and Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 (“BIPA 2000”), have all modified hospice payment rates in recent fiscal years. The Medicare fiscal year begins on October 1 of each year and runs through September 30 of the following year. The BBA of 1997 made several changes in Medicare coverage of and payment for hospice care services. One change tied payment rate increases for Medicare hospice services to the “market basket” inflation rate minus one percentage point for each of the Medicare fiscal years 1998 through 2002. In addition, the BBA of 1997 required us to begin filing annual cost reports with the Department of Health and Human Services effective in fiscal year 2000 for each of our hospice programs for informational purposes and to submit claims on the basis of the location where we furnished hospice services rather than the location of the hospice agency, as was previously allowed. The BBRA of 1999 increased the Medicare payment for hospice services by 0.5% for Medicare fiscal year 2001 and 0.75% for Medicare fiscal year 2002. Subsequently, effective April 1, 2001, BIPA 2000 increased the base Medicare daily payment rates for hospice care by another 5.0%. On October 1, 2001, the base Medicare payment rates for hospice care were again increased by approximately 3.2% over the base rates previously in effect. Most recently, the base Medicare payment rates were increased an additional 3.4%, effective October 1, 2002.

      It is possible that there will be further modifications to the rate structure under which Medicare certified hospice programs are currently paid. As part of BIPA 2000, Congress ordered MedPAC to conduct a review of Medicare beneficiaries’ access to and use of hospice care and to report their results and recommendations to Congress in June 2002. In its May 2002 report to Congress, MedPAC recommended that the Secretary for the Department of Health and Human Services review the adequacy of hospice payment rates to ensure that the rates are adequate given the realities of the costs associated with providing hospice services in today’s market, and further recommended that the Secretary consider the possibility of moving to a case-mix adjusted payment system or create a separate payment mechanism to deal with more costly outlier patients who present with unusually complex cases or cases requiring significantly more intensive services than most hospice patients.

      Sequential Billing. The Center for Medicare and Medicaid Services has implemented a process known as sequential billing that prevents hospice programs from billing a period of service for a patient before the prior billed period has been reimbursed. This billing process can negatively impact a hospice program’s cash flow when pre-payment audits or medical reviews are ongoing, or lost or incorrect bills are encountered.

     Overview of Government Payments — Medicaid

      Medicaid Coverage and Reimbursement. State Medicaid programs are another source of our net patient revenue. Medicaid is a state-administered program financed by state funds and matching federal funds to provide medical assistance to the indigent and certain other eligible persons. In 1986, hospice services became an optional state Medicaid benefit. For those states that elect to provide a hospice benefit, the care must be provided by a Medicare-certified hospice, and the scope of hospice services available must include at least all of the services provided under the Medicare hospice benefit. Most of those states providing a Medicaid hospice benefit pay us at rates equal to or greater than the rates provided under Medicare and calculated using the same methodology. States maintain flexibility to establish their own hospice election procedures and to limit the number and duration of benefit periods for which they will pay for hospice services.

      Nursing Home Residents. For our patients who receive nursing home care under state Medicaid programs in states other than Arizona, Oklahoma, Pennsylvania and South Carolina, the applicable Medicaid program pays us an amount equal to no more than 95.0% of the Medicaid per diem nursing home rate for “room and board” services furnished to the patient by the nursing home in addition to the applicable Medicare or Medicaid hospice per diem payment. Then, pursuant to our standard agreements with nursing homes, we pay the nursing home for these “room and board” services at a rate between 95.0% and 100.0% of the full Medicaid per diem room and board.

     Other Healthcare Regulations

      Federal and State Anti-Kickback Laws and Safe Harbor Provisions. The federal anti-kickback law makes it a felony to knowingly and willfully offer, pay, solicit or receive any form of remuneration in exchange for referring, recommending, arranging, purchasing, leasing or ordering items or services covered by a federal health care program including Medicare or Medicaid. The anti-kickback prohibitions apply regardless of whether the remuneration is provided directly or indirectly, in cash or in kind. Although the anti-kickback statute does not prohibit all financial transactions or relationships that providers of healthcare items or services may have with each other, interpretations of the law have been very broad. Under current law, courts and federal regulatory authorities have stated that this law is violated if even one purpose (as opposed to the sole or primary purpose) of the arrangement is to induce referrals.

      Violations of the anti-kickback law carry potentially severe penalties including imprisonment of up to five years, criminal fines of up to $25,000 per act, civil money penalties of up to $50,000 per act, and additional damages of up to three times the amounts claimed or remuneration offered or paid. Federal law also authorizes exclusion from the Medicare and Medicaid programs for violations of the anti-kickback statute.

      The Office of the Inspector General for the Department of Health and Human Services, or the OIG, has published numerous “safe harbors” that exempt some practices from enforcement action under the anti-kickback statute and related laws. These statutory and regulatory safe harbors protect various bona fide employment relationships, contracts for the rental of space or equipment, personal service arrangements, and management contracts, among other things, provided that certain conditions set forth in the statute or regulations are satisfied. The safe harbor regulations, however, do not comprehensively describe all lawful relationships between healthcare providers and referral sources, and the failure of an arrangement to satisfy all of the requirements of a particular safe harbor does not mean that the arrangement is unlawful. Failure to comply with the safe harbor provisions, however, may mean that the arrangement will be subject to scrutiny by the OIG. It is possible for us to request an advisory opinion from the OIG regarding an existing or proposed business arrangement and the possible anti-kickback concerns raised by that arrangement.

      Many states, including some states where we do business, have adopted similar prohibitions against payments that are intended to induce referrals of patients, regardless of the source of payment. Some of these state laws lack explicit “safe harbors” that may be available under federal law. Sanctions under these state anti-remuneration laws may include civil money penalties, license suspension or revocation, exclusion from Medicare or Medicaid, and criminal fines or imprisonment. Little precedent exists regarding the interpretation or enforcement of those statutes.

      We contract with a significant number of healthcare providers and practitioners, including physicians, hospitals and nursing homes, and arrange for these individuals or entities to provide services to our patients. In addition, we have contracts with other suppliers, including pharmacies, ambulance services and medical equipment companies. Some of these individuals or entities may refer, or be in a position to refer, patients to us, and we may refer, or be in a position to refer, patients to these individuals or entities. These arrangements may not qualify for a safe harbor. We believe that our contracts and arrangements with providers, practitioners and suppliers are not in violation of applicable anti-kickback or related laws. We cannot assure you, however, that these laws will ultimately be interpreted in a manner consistent with our practices.

      HIPAA Anti-Fraud Provisions. HIPAA includes several revisions to existing health care fraud laws by permitting the imposition of civil monetary penalties in cases involving violations of the anti-kickback statute or contracting with excluded providers. In addition, HIPAA created new statutes making it a federal felony to engage in fraud, theft, embezzlement, or the making of false statements with respect to healthcare benefit programs, which include private, as well as government programs. In addition, for the first time, federal enforcement officials have the ability to exclude from the Medicare and Medicaid programs any investors, officers and managing employees associated with business entities that have committed healthcare fraud, even if the investor, officer or employee had no actual knowledge of the fraud.

      OIG Fraud Alerts, Advisory Opinions and Other Program Guidance. In 1976, Congress established the OIG to, among other things, identify and eliminate fraud, abuse and waste in HHS programs. To identify and resolve such problems, the OIG conducts audits, investigations and inspections across the country and issues public pronouncements identifying practices that may be subject to heightened scrutiny. In the last several years, there have been a number of hospice related audits and reviews conducted. These reviews and recommendations have included the following:

•	better ensuring that Medicare hospice eligibility determinations are made in accordance with the Medicare regulations; and

•	revising the annual cap on hospice benefits to better reflect the cost of care provided.

      In 2002, the OIG specifically called for a review of hospice plans of care to examine the variance among hospice plans of care and the extent to which services are provided in accordance with plans of care, and to determine whether there should be uniform standards or minimum requirements for their completion. In addition, the OIG called for a review of payments for the care of hospice patients residing in nursing homes and the level of services they receive. We cannot predict what, if any changes may be implemented in coverage, reimbursement, or enforcement policies as a result of these OIG reviews and recommendations.

      In order to provide guidance to healthcare providers regarding various business practices and how to avoid scrutiny under the fraud and abuse statutes, the OIG occasionally issues targeted “fraud alerts” or “advisory bulletins” addressing specific practices in the industry that may be vulnerable to abuse. For example, in March 1998, the OIG issued a special fraud alert titled “Fraud and Abuse in Nursing Home Arrangements with Hospices.” This special fraud alert focused on payments received by nursing homes from hospice programs.

      Federal False Claims Acts. The federal law includes several criminal and civil false claims provisions, which provide that knowingly submitting claims for items or services that were not provided as represented may result in the imposition of multiple damages, administrative civil money penalties, criminal fines, imprisonment, and/or exclusion from participation in federally funded healthcare programs, including Medicare and Medicaid. In addition, the OIG may impose extensive and costly corporate integrity requirements upon a healthcare provider that is the subject of a false claims judgment or settlement. These requirements may include the creation of a formal compliance program, the appointment of a government monitor, and the imposition of annual reporting requirements and audits conducted by an independent review organization to monitor compliance with the terms of the agreement and relevant laws and regulations.

      The Civil False Claims Act prohibits the known filing of a false claim or the known use of false statements to obtain payments. Penalties for violations include fines ranging from $5,500 to $11,000, plus treble damages, for each claim filed. Provisions in the Civil False Claims Act also permit individuals to bring actions against individuals or businesses in the name of the government as so called “qui tam” relators. If a qui tam relator’s claim is successful, he or she is entitled to share in the government’s recovery.

      State False Claims Laws. At least 10 states and the District of Columbia, including Massachusetts, Nevada and Texas where we currently do business, have adopted state false claims laws that mirror to some degree the federal false claims laws. While these statutes vary in scope and effect, the penalties for violating these false claims laws include administrative, civil and/or criminal fines and penalties, imprisonment, and the imposition of multiple damages.

      The Stark Law and State Physician Self-Referral Laws. Section 1877 of the Social Security Act, commonly known as the “Stark Law,” prohibits physicians from referring Medicare or Medicaid patients for “designated health services” to entities in which they hold an ownership or investment interest or with whom they have a compensation arrangement, subject to a number of statutory or regulatory exceptions. Penalties for violating the Stark Law are severe, and include:

•	denial of payment;

•	civil monetary penalties of $15,000 per referral or $1,000,000 for “circumvention schemes;”

•	assessments equal to 200.0% of the dollar value of each such service provided; and

•	exclusion from the Medicare and Medicaid programs.

      Hospice care itself is not specifically listed as a designated health service, however, a number of the services that we provide including physical therapy, pharmacy services and certain infusion therapies are among the services identified as designated health services for purposes of the self-referral laws. We cannot assure you that future regulatory changes will not result in hospice services becoming subject to the Stark Law’s ownership, investment or compensation prohibitions in the future.

      Many states where we operate have laws similar to the Stark Law, but with broader effect because they apply regardless of the source of payment for care. Penalties similar to those listed above as well the loss of state licensure may be imposed in the event of a violation of these state self-referral laws. Little precedent exists regarding the interpretation or enforcement of these statutes.

      Civil Monetary Penalties. The Civil Monetary Penalties Statute state that civil penalties ranging between $10,000 and $50,000 per claim or act may be imposed on any person or entity that knowingly submits improperly filed claims for federal health benefits, or makes payments to induce a beneficiary or provider to reduce or limit the use of health care services or to use a particular provider or supplier. Civil monetary penalties may be imposed for violations of the anti-kickback statute and for the failure to return known overpayments, among other things.

      Prohibition on Employing or Contracting with Excluded Providers. The Social Security Act and federal regulations state that individuals or entities that have been convicted of a criminal offense related to the delivery of an item or service under the Medicare or Medicaid programs or that have been convicted, under state or federal law, of a criminal offense relating to neglect or abuse of residents in connection with the delivery of a healthcare item or service cannot participate in any federal health care programs, including Medicare and Medicaid. Additionally, individuals and entities convicted of fraud, that have had their licenses revoked or suspended, or that have failed to provide services of adequate quality also may be excluded from the Medicare and Medicaid programs. Federal regulations prohibit Medicare providers, including hospice programs, from submitting claims for items or services or their related costs if an excluded provider furnished those items or services. The OIG maintains a list of excluded persons and entities. Nonetheless, it is possible that we might unknowingly bill for services provided by an excluded person or entity with whom we contract. The penalty for contracting with an excluded provider may range from civil monetary penalties of $50,000 and damages of up to three times the amount of payment that was inappropriately received.

      Corporate Practice of Medicine and Fee Splitting. Most states have laws that restrict or prohibit anyone other than a licensed physician, including business entities such as corporations, from employing physicians and/or prohibit payments or fee-splitting arrangements between physicians and corporations or unlicensed individuals. Violations of corporate practice of medicine and fee-splitting laws vary from state to state, but may include civil or criminal penalties, the restructuring or termination of the business arrangements between the physician and unlicensed individual or business entity, or even the loss of the physician’s license to practice medicine. These laws vary widely from state to state both in scope and origin (e.g. statute, regulation, Attorney General opinion, court ruling, agency policy) and in most instances have been subject to only limited interpretation by the courts or regulatory bodies.

      We employ or contract with physicians to provide medical direction and patient care services to our patients. We have made efforts in those states where certain contracting or fee arrangements are restricted or prohibited to structure those arrangements in compliance with the applicable laws and regulations. Despite these efforts, however, we cannot assure you that agency officials charged with enforcing these laws will not interpret our contracts with employed or independent contractor physicians as violating the relevant laws or regulations. Future determinations or interpretations by individual states with corporate practice of medicine or fee splitting restrictions may force us to restructure our arrangements with physicians in those locations.

      Health Information Practices. Portions of HIPAA were intended to reduce administrative expenses and burdens associated with the transmission and use of electronic health records and claims for payment. While it is likely that these provisions may reduce costs in the long-term, we believe that they will bring about significant and, in some cases, costly changes in the short-term. HIPAA requires the United States Department of Health and Human Services to issue rules to define and implement standards for the following:

•	electronic transactions and code sets;

•	unique identifiers for providers, employers, health plans and individuals;

•	security and electronic signatures;

•	privacy; and

•	enforcement.

      To date, the United States Department of Health and Human Services has released two final rules mandating the use of new standards with respect to certain health care transactions and health information. The first rule establishes standard code sets to be used to complete common health care transactions, including:

•	health care claims information;

•	plan eligibility, referral certification and authorization;

•	claims status;

•	plan enrollment and disenrollment;

•	payment and remittance advice;

•	plan premium payments; and

•	coordination of benefits.

      The Department of Health and Human Services finalized these transaction standards on August 17, 2000. We are required to comply with these standards by October 16, 2002, unless we request a one-year extension of the compliance deadline, in writing before October 16, 2002.

      The second set of rules, issued in final form on December 28, 2000, relates to the privacy of individually identifiable health information in whatever manner it is maintained (e.g. electronic, paper, oral) and the patient’s access to and control over health information. These standards require our compliance and the compliance of nearly all health care providers, plans and clearinghouses with rules governing the use and disclosure of protected health information for a wide range of purposes including treatment, payment, operations, fundraising, marketing and research. The rules also require us to enter into written agreements with any business associates to whom we disclose information, explaining the manner in which they are to maintain, use or disclose protected health information that they obtain from us.

      The privacy rule became effective on April 14, 2001, with a compliance date of April 14, 2003. Proposed modifications to the final privacy rules were published in the Federal Register on March 27, 2002. These modifications, if adopted, may alleviate the burden associated with some of the requirements set forth in the December 28, 2000 final rules. Comments on these proposed, modifications were due on May 31, 2002 and it is expected that final changes to the rules will be issued at some point before the end of 2002. CMS has stated that it does not anticipate delaying the date by which healthcare providers must comply with the final privacy rules as a result of the newly proposed changes.

      Sanctions for failing to comply with the HIPAA privacy rules could include civil monetary penalties of $100 per incident, up to a maximum of $25,000 per person, per year, per standard. The final rule also provides for criminal penalties of up to $50,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, up to $100,000 and five years in prison for obtaining protected health information under false pretenses, and up to $250,000 and ten years in prison for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm.

      On August 12, 1998, the Department of Health and Human Services issued a proposed security rule establishing standards requiring affected entities like us to establish and maintain reasonable and appropriate administrative, technical and physical safeguards to ensure the integrity, confidentiality and availability of health information. The security regulations under HIPAA have not yet been finalized by the Department of Health and Human Services although final rules are expected to be issued before the end of the calendar year. Once the security regulations are issued in final form, we will have approximately two years to become fully compliant.

Employees

      As of June 30, 2002, we had 1,180 full time employees and 138 part-time employees. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Legal Proceedings

      From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we are not aware of any pending or threatened legal proceeding that we expect would have a material adverse effect on us.

MANAGEMENT

Executive Officers and Directors

      Set forth below is information concerning our executive officers and directors, including their ages as of June 30, 2002.

Name	Age	Position

Barry M. Smith	48	Chairman of the Board of Directors
Richard R. Slager	48	President and Chief Executive Officer, Director
Carla A. Davis	30	Senior Vice President of Operations
Perry G. Fine, M.D.	49	National Medical Director, Director
Stephen Lewis	56	Senior Vice President and General Counsel
Mark E. Liebner	49	Chief Financial Officer
David A. Freeman(1)(3)	41	Director
Pete A. Klisares(1)(2)(3)	66	Director
William J. McBride(2)	57	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of the corporate governance committee.

      Barry M. Smith co-founded VistaCare in July 1995. In January 1996, Mr. Smith was appointed to serve as our President, Chief Executive Officer and as the Chairman of our board of directors. In May 2001, Mr. Smith resigned as our President and Chief Executive officer and is less involved in our operations on a day-to-day basis, but remains the Chairman of our board of directors. From June 1990 until January 1996, he served as Chief Executive Officer and Chairman of the board of directors of ValueRx, Inc. a pharmacy benefits manager. He was Vice President of Operations for PCS Health Systems Inc., a prescription benefit management company, from May 1988 to June 1990. From July 1981 until May 1988, Mr. Smith served in a variety of management positions in the Medical Products, Renal Care and Prescription Drug divisions of Baxter Healthcare Corporation. Mr. Smith currently serves on the board of directors of Inpatient Consultants, Inc., a company focused on delivering patient care in acute care hospitals.

      Richard R. Slager has served as our President and Chief Executive Officer and as a member of our board of directors since May 2001. From May 1998 until May 2001, he was Chairman of the board of directors and Chief Executive Officer of SilverAge LLC, an online monitoring and interactive technical company for seniors. In May 1989, Mr. Slager founded Karrington Health, Inc., an assisted living provider, and he served as Chairman of the board of directors and Chief Executive Officer of Karrington Health, Inc. until May 1998.

      Carla A. Davis has served as our Senior Vice President of Operations since May 2002. From December 1998 until May 2002, Ms. Davis held several senior operational positions at VistaCare including Program Director, Southeastern Area Director, Atlantic Coast Regional Director and Eastern Regional Vice President of Operations. From June 1996 until June 1998, Ms. Davis served as the East Coast Development Manager for Vencor Hospice Programs, a national hospice program. From January 1994 until June 1996, Ms. Davis served as a Provider Education Consultant for Palmetto GBA, a Medicare fiscal intermediary for hospice and home health providers.

      Perry G. Fine, M.D. has served as our National Medical Director since June 1996 and as a member of our board of directors since September 2001. He is currently a Professor of Anesthesiology in the School of Medicine at the University of Utah. Dr. Fine has extensive clinical, educational, research and public policy experience dating back to the inception of the Medicare hospice benefit. He is a founding member of the American Academy of Hospice and Palliative Medicine. Dr. Fine serves on the board of directors of the

Partnership for Caring, the vanguard advocacy organization to improve end-of-life care, and he is Chairman of the ethics committee for the National Hospice and Palliative Care Organization.

      Stephen Lewis has served as one of our Senior Vice Presidents since May 2002 and as our General Counsel since November 2001. From December 1999 until November 2001, he served as Assistant Director, Office of General Services of the Ohio Department of Insurance. From August 1993 until June 1999, Mr. Lewis served as Vice President of Development and General Counsel for Karrington Health, Inc., a publicly traded assisted living provider. From August 1986 until December 1992, he served as Vice President and General Counsel of VOCA Corporation, a developer and operator of residential facilities for persons with mental retardation and developmental disabilities. From November 1974 until August 1986, Mr. Lewis was a practicing attorney with the law firm of Topper, Alloway, Goodman, Deleone & Duffy, which merged with Benesch, Friedlander, Coplan & Aronoff in January 1986.

      Mark E. Liebner has served as our Chief Financial Officer since April 2002. From March 2000 until April 2002, he served as Managing Director of Searchlight Partners LLC, a corporate advisory services firm. From October 1991 until March 2000, Mr. Liebner served as Chief Financial Officer of Rural Metro Corporation, a publicly traded provider of healthcare transportation services.

      David A. Freeman has served as a member of our board of directors since July 2001. In October 1995, Mr. Freeman co-founded Ferrer Freeman & Co., LLC, a private equity firm that invests exclusively in healthcare companies. Since October 1995, he has served as a Member of the General Partner of Ferrer Freeman & Co. From January 1994 until August 1995, Mr. Freeman served as Managing Director of J.P. Morgan & Co. Incorporated, where he worked in Global Health Care Investment Banking and had substantial responsibility for J.P. Morgan’s Private Equity Investment activity in health care. Mr. Freeman serves on the board of directors of America Service Group, Inc., a provider of healthcare and pharmacy programs for correctional agencies, National Surgical Hospitals, Inc., a surgical hospital company that partners with local physicians to develop freestanding hospitals, Provider HealthNet Services, Inc., a provider of information technology, medical records and other business process outsourcing services for the healthcare industry, and Webmedx, Inc., a provider of software and services for the production and distribution of clinical reports. Mr. Freeman also serves on the finance committee of Waveny Care Center.

      Pete A. Klisares has served as a member of our board of directors since November 2001. Since November 1999, Mr. Klisares has been a principal owner and manager of MiGG Capital Investment Company, a private capital investment fund, and a business consultant. From August 1997 until June 1999, he served as President and Chief Operating Officer of Karrington Health, Inc., an assisted living provider. From November 1991 until August 1997, Mr. Klisares was an Executive Vice President of Worthington Industries, Inc., a steel processing and specialty steel product manufacturer. From August 1960 until May 1991, he was employed by AT&T Corp., where he retired as a Vice President of Manufacturing. Mr. Klisares currently serves on the board of directors of Huntington National Bank, Dominion Homes, Inc., a homebuilder, Sunrise Assisted Living, Inc., an assisted living provider, and MPW Industrial Services Group, Inc., a provider of industrial cleaning and related facilities support services.

      William J. McBride has been one of our directors since 1995. Prior to his retirement in 1995, Mr. McBride was President, Chief Operating Officer and a director of Value Health, Inc., a provider of specialty managed healthcare benefit programs and healthcare information services, and President and Chief Executive Officer of CIGNA Healthplans, Inc., a Subsidiary of CIGNA Corporation, an investor-owned employee benefits organization. Mr. McBride also serves on the board of directors of AMERIGROUP Corporation, a managed healthcare company focused on providing healthcare services to people eligible to receive Medicaid, Children’s Health Insurance Program and Family Care benefits, and on the boards of directors of several privately held companies.

Board of Directors

      The terms of office of the members of our board of directors are divided into three classes. Messrs. Freeman and Smith serve as Class I Directors (whose terms expire in 2003), Mr. McBride and Dr. Fine serve as Class II Directors (whose terms expire in 2004) and Messrs. Slager and Klisares serve as

Class III Directors (whose terms expire in 2005). At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The classification of our board of directors may have the effect of delaying or preventing changes in control or management of VistaCare. For more information, see the section of this prospectus entitled “Description of Capital Stock — Delaware Anti-Takeover Law and certain Charter and By-law Provisions.”

      Each executive officer is appointed by, and serves at the discretion of, our board of directors. There are no family relationships among any of our directors or officers.

Committees of Our Board of Directors

      Our compensation committee consists of Messrs. Freeman and Klisares. It establishes the salaries and incentive compensation of our executive officers and administers our stock plans.

      Our audit committee consists of Messrs. Klisares and McBride. It reviews the results and scope of audits and other services provided by our independent public accountants and reviews our system of internal accounting and financial controls. Our audit committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

      Our corporate governance committee consists of Messrs. Freeman and Klisares. It provides oversight and recommendations to our board of directors and its committees regarding:

•	the size, composition and functioning of the board of directors and its committees;

•	evaluation of the qualifications of director nominees;

•	compensation and benefits of non-employee directors; and

•	other matters of corporate governance.

Director Compensation

      Non-employee directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of our board of directors. In June 2001, each of William J. McBride and Pete A. Klisares, two of our non-employee directors, was granted an option to purchase 50,000 shares of our common stock under our 1998 Stock Option Plan. In addition, following the completion of this offering, non-employee directors will be entitled to participate in our 2002 Non-Employee Director Stock Option Plan. No director receives cash compensation for services rendered as a director.

Executive Compensation

      The table below sets forth summary information concerning the compensation awarded to all individuals serving as our Chief Executive Officer during 2001, all of our other executive officers who were serving as executive officers as of December 31, 2001 and whose compensation in 2001 exceeded $100,000, and two additional individuals who would have been among our four most highly compensated executive officers as of December 31, 2001 but for the fact that these individuals were not serving as executive officers as of December 31, 2001. The individuals listed below are referred to in this prospectus as our “named executive officers”.

Summary Compensation Table

	Annual Compensation
				Securities
			Other Annual	Underlying
Name And Principal Position	Salary	Bonus	Compensation	Options

Richard R. Slager,	$158,635	$90,475	$106,298 (2)	1,200,000
President and Chief Executive Officer(1)
Barry M. Smith,	$282,067	$100,000	—	—
Chairman(3)
Perry G. Fine, M.D.	$144,615	—	—	—
National Medical Director
David E. Daucher,	$176,836	—	—	—
Chief Financial Officer(4)
Lois C. Armstrong,	$101,253	—	—	—
Chief Operating Officer(5)

(1)	Mr. Slager was hired in May 2001.

(2)	Represents amounts paid to Mr. Slager for relocation and temporary living expenses.

(3)	Mr. Smith served as our Chief Executive Officer until May 2001.

(4)	Mr. Daucher served as our Chief Financial Officer until August 2001.

(5)	Ms. Armstrong served as our Chief Operating Officer until May 2001.

Option Grants in 2001

      The following table presents information concerning stock options granted during 2001 to our only named executive officer who received a grant in 2001.

	Individual Grants

					Potential Realizable
	Number of	Percent of			Value at Assumed Rate of
	Shares	Total Options			Stock Price Appreciation
	Underlying	Granted to	Exercise		for Option Term(1)
	Options	Employees in	Price Per
	Granted	Year	Share(1)	Expiration Date	5%	10%

Richard R. Slager(2)	1,200,000	51.9%	$1.50	June 7, 2011	$1,132,010	$2,868,736

(1)	Amounts reported in these columns represent amounts that may be realized upon exercise of the option immediately prior to the expiration of its term assuming the specified compound rates of appreciation (5% and 10%) in the market value of our common stock over the term of the option. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercise of this stock option will depend on the future performance of our common stock, the optionholder’s continued employment through the option period, and the date on which the option is exercised.

(2)	This option vests in equal annual installments over five years; provided, however that if we terminate Mr. Slager’s employment without cause or he terminates his employment within twelve months after a change in control of VistaCare, the options will become fully vested.

Year End Option Values

      None of our named executive officers exercised any stock options in 2001. The following table presents information concerning the unexercised stock options held by each of our named executive officers as of December 31, 2001.

	Number of
	Shares Underlying		Value of Unexercised
	Unexercised		in-the-Money
	Options at Year-End(1)		Options at Year-End(1)

	Exercisable	Unexercisable	Exercisable		Unexercisable

Richard R. Slager	—	1,200,000	$		$
Barry M. Smith	20,000	80,000	$		$
Perry G. Fine, M.D.	152,000	48,000	$		$
David E. Daucher	—	—		—		—
Lois C. Armstrong	—	—		—		—

(1)	There was no public market for our common stock on December 31, 2001. Accordingly, these values have been calculated in accordance with the rules of the Securities and Exchange Commission, on the basis of the initial public offering price per share of $ , less the applicable exercise price.

Employment and Other Arrangements

      In November 1995, we entered into an employee confidentiality and non-competition agreement with Barry M. Smith, the Chairman of our board of directors. This agreement provides that if Mr. Smith’s employment is terminated for any reason, we are obligated to pay him severance of twelve months’ salary, and he is prohibited, for a period of twelve months following the date of his termination, from engaging in any business that competes with our hospice business, and soliciting any of our employees or attempting to divert any business away from us. The agreement also requires Mr. Smith to maintain the confidentiality of certain information relating to our business.

      In May 2001, we entered into an employment arrangement with Richard R. Slager, our President and Chief Executive Officer. Our arrangement with Mr. Slager provides that if his employment is terminated without cause or if he resigns within twelve months following a sale or change in control of VistaCare that adversely impacts his position as Chief Executive Officer, we will provide him with one year of salary continuation and full acceleration of vesting of his stock options.

      In April 2002, we entered into an employment arrangement with Mark E. Liebner, our Chief Financial Officer. Under this arrangement, if we terminate Mr. Liebner’s employment without cause, we are required to provide him with six months of salary continuation.

Stock Plans

     1998 Stock Option Plan

      General. Our 1998 Stock Plan, or the 1998 plan, provides for the grant of incentive stock options and non-statutory options. The 1998 plan authorizes us to issue up to 8,000,000 shares of our common stock upon exercise of options granted under the plan. As of March 31, 2002, 3,848,000 shares were subject to outstanding options under the plan. The 1998 plan is administered by our board of directors and the compensation committee.

      Eligibility to Receive Awards. Employees, officers, directors and consultants of VistaCare and our subsidiaries are eligible to be granted stock options under the 1998 plan. Under present law, however, incentive stock options qualifying under Section 422 of the Internal Revenue Code may only be granted to employees.

      Incentive Stock Options and Non-statutory Stock Options. Stock options entitle the holder to purchase a specified number of shares of common stock at a specified option price, subject to the other terms and conditions contained in the option grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of VistaCare). Options may not be granted for a term in excess of ten years. Our board of directors or our compensation committee determines:

•	the recipients of stock options;

•	the number of shares subject to each option granted;

•	the exercise price of non-statutory stock options;

•	the vesting schedule of the option (generally over five years);

•	the duration of the option (generally ten years, subject to earlier termination in the event of the termination of the optionee’s employment); and

•	the manner of payment of the exercise price of the option.

      Acquisition of VistaCare. The 1998 plan provides that, in the event that we merge with or are acquired by another company, outstanding stock options shall be assumed by the acquiring or surviving company, or equivalent options of the acquiring or surviving company shall be substituted for VistaCare options. If the acquiring or surviving company refuses to assume or substitute its options for VistaCare options, outstanding VistaCare options may be exercised in full prior to the acquisition regardless of vesting restrictions, provided, that if such options are not exercised prior to the acquisition or merger, they will terminate.

     2002 Non-Employee Director Stock Option Plan

      Our 2002 Non-Employee Director Stock Option Plan, or the director plan, which authorizes the grant of options to purchase up to 300,000 shares of common stock to our non-employee directors, will become effective upon the closing of this offering. Under the director plan, each future non-employee director will be granted a stock option to purchase 50,000 shares of common stock on the date he or she is first elected to our board of directors. In addition, on May 31 of each year following the date of this prospectus, each non-employee director will be granted an option to purchase 6,000 shares of our common stock, provided that he or she attended at least 75% of the meetings of the board of directors in the preceding year or any board committee on which he or she served. The exercise price for all options granted under the director plan will be equal to the fair market value of the common stock on the date of grant. Each option granted under the director plan will vest as to one half of the shares covered thereby on the date of grant. The option will vest as to the remainder of the shares on the first anniversary of the date of grant, provided that the director is serving as a director on that date. In addition, all unvested options will immediately vest in full upon the occurrence of a change in control of VistaCare. The director plan also permits the board to grant options that are immediately exercisable, subject to our right to repurchase any unvested shares if the director to whom the grant was made ceases to become a director for any reason. Each option will expire on the earlier of ten years from the date of grant or on the first anniversary of the date on which the optionee ceases to be a director.

     2002 Employee Stock Purchase Plan

      Our 2002 Employee Stock Purchase Plan, or the purchase plan, provides for the issuance of up to 500,000 shares of our common stock to participating employees.

      All of our employees, including directors who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week for more than five months in a calendar year are eligible to participate in the purchase plan. Employees who would immediately after the grant own five percent or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate.

      The purchase plan will be implemented through a series of offerings, the dates of which shall be established from time to time by our board of directors. Participating employees may purchase shares under the purchase plan through periodic payroll deductions, lump sum payments, or both. The purchase price of the shares in each offering period will be 85% of the closing price per share of the common stock on either the first or last day of the offering period, whichever is lower.

Employee Bonus Plan

      Our Employee Bonus Plan, or the bonus plan, provides for quarterly and annual cash bonuses to all of our full and part-time employees. General terms of the bonus plan include:

•	quarterly bonuses are paid to eligible employees 45 days after the end of the applicable quarter;

•	employees must be employed on the date on which bonuses are paid;

•	bonuses are based on a predetermined percentage of an employee’s quarterly earnings; and

•	all bonuses are subject to approval by our board of directors.

      Bonuses are determined as follows:

•	Operations Staff. Members of our operations staff are paid quarterly bonuses based on a combination of factors including program, region and company-wide economic performance and internal compliance ratings for the program in which the staff members are employed. Annual bonuses, which constitute 20% of bonuses paid to operations staff members, are based on the fulfillment of personal objectives and are paid following the completion of annual performance reviews.

•	Area and Regional Staff. Members of our area and regional staff are paid quarterly bonuses based on area or regional and company-wide economic performance. Annual bonuses, which constitute 50% of bonuses paid to area and regional staff members, are based on the fulfillment of personal objectives and are paid following the completion of annual performance reviews.

•	Corporate Office Staff. Members of our corporate office staff, other than senior managers, are paid both quarterly and annual bonuses. Senior managers are paid only annual bonuses. One half of bonuses paid to corporate office staff members are based on company-wide economic performance. The remainder is based on personal performance.

401(k) Plans

      We maintain two plans qualified under Section 401(k) of the Internal Revenue Code. Under our 401(k) plans, a participant may contribute a maximum of 10% or 15%, depending on the plan under which he or she participates, of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit ($11,000 in calendar year 2002). The percentage elected by more highly compensated participants may be required to be lower. In addition, at the discretion of our board of directors, we may make discretionary matching and/or profit-sharing contributions into our 401(k) plans for eligible employees.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers has served as a director or member of the compensation committee of any other entity whose executive officers served as a director or member of our compensation committee.

Limitation of Liability and Indemnification Matters

      Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duties as a director, except for liability

•	for any breach of his or her duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which he or she derived an improper personal benefit.

      Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by law. Our certificate of incorporation permits us to advance expenses incurred by an indemnified director or officer in connection with the defense of any action or proceeding arising out of such director’s or officer’s status as a director or officer upon an undertaking by such director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to such indemnification.

      We have also purchased directors and officers liability insurance.

Indemnification Agreements

      We intend to enter into indemnification agreements with each of our directors and officers. The indemnification agreements will provide that we will indemnify our directors and officers to the fullest extent permitted by law for liabilities they may incur because of their status as directors and officers. The agreements will also provide that we will advance expenses to our directors and officers relating to claims for which they may be entitled to indemnification. Upon a potential change of control of VistaCare, our directors and officers may request that we create a trust for their benefit in an amount sufficient to satisfy any expenses that they may reasonably expect to incur in connection with a claim against them. These indemnification agreements will also provide that we will maintain directors’ and officers’ liability insurance.

CERTAIN TRANSACTIONS

Vista Care Foundation

      The Vista Care Foundation is a non-profit corporation established by Barry M. Smith, the Chairman of our board of directors, in March 1996 for the purpose of soliciting, investing and distributing funds to advance the cause of end-of-life care. The foundation:

•	provides grants directly to terminally ill patients to fulfill basic needs and last wishes;

•	funds hospice services for patients who lack the means to pay for hospice care;

•	provides funding for end-of-life research and community and professional education; and

•	provides grants that help the bereaved overcome their grief of the loss of a loved one.

      The business and affairs of the foundation are governed by a six member board of trustees. Currently, two of our directors, Barry M. Smith and Perry G. Fine, M.D., and David W. Rehm, our Senior Vice President of Business Development, serve on the foundation’s board of trustees. Mr. Smith serves as the Chairman of the foundation’s board of trustees and Mr. Rehm serves as its President and Chief Executive Officer. At any meeting of the foundation’s board of trustees at which at least four, but fewer than six, trustees are present, it is possible that those trustees who are employees and directors of VistaCare could control the outcome of all actions taken at such meeting.

      Since March 2002, we have been making charitable contributions to the foundation, which as of June 30, 2002 aggregated $197,446. A portion of these contributions have been used to cover the foundation’s operating expenses. We have also been providing in-kind contributions to the foundation, including office space and office equipment at our Phoenix, Arizona program site. Since March 2002, the foundation has been funding the cost of a portion of the care we provide to our patients who lack the means to pay for such care. As of June 30, 2002, the aggregate amount of such funding was $41,904. We may terminate these arrangements at any time for any reason. We record the difference between the amount of our contributions to the foundation and the amount we receive from the foundation as general and administrative expense.

Employment Termination Arrangements with Former Officers

      In March 1996, we extended a loan to Lloyd S. Wylie, our former Chief Financial Officer, in the original principal amount of $66,000 and bearing interest at 7.5% per annum. The loan was secured by a pledge of the shares of common stock issuable upon exercise of a stock option granted to Mr. Wylie. Such stock option, which was exercisable for 120,000 shares of common stock at $0.67 per share, was fully vested when Mr. Wylie’s employment terminated in June 1999. In August 2002, we agreed to repurchase Mr. Wylie’s stock option for $105,839, reduced by the outstanding principal and accrued interest on Mr. Wylie’s loan as of June 30, 1999 in the amount of $72,979, and deem such loan fully paid.

      In February 1999 and March 2000, we paid aggregate consideration of $71,934 to Stephen Bodhain, our former Chief Operating Officer, for the repurchase of vested options to purchase 86,667 shares of our common stock following Mr. Bodhaine’s termination of employment.

      In November 2000, we entered into a severance agreement and full release of claims with Carolyn Cassin, a former Vice President, in connection with her termination of employment. Under this agreement, we made severance payments to Ms. Cassin totaling $102,000, and agreed to continue her health benefits for a period of six months following the date of her termination of employment. In exchange for the severance payments, Ms. Cassin waived all claims against us arising from her employment, agreed to maintain the confidentiality of information relating to our business and not to compete with our business or solicit our employees for six months following her termination of employment.

      In October 2001, we entered into a full and final release of claims with Lois Armstrong, our former Chief Operating Officer, in connection with the termination of her employment. At that time, we made a severance payment to Ms. Armstrong totaling $250,000. In exchange for the severance payment,

Ms. Armstrong waived all claims against us arising from her employment, agreed to maintain the confidentially of information relating to our business, and agreed not to compete with our business prior to December 31, 2001 or to solicit our employees for six months following her termination of employment.

      In February 2002, we entered into a settlement agreement, buy-sell agreement and mutual release with David Daucher, our former Chief Financial Officer, in connection with his termination of employment. Pursuant to that agreement, we made a severance payment of $247,500 to Mr. Daucher. We also paid Mr. Daucher $502,500 to repurchase 5,000 shares of our Series D Preferred Stock and to settle all claims arising prior to the date of the agreement, including claims arising from Mr. Daucher’s employment.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding beneficial ownership of our common stock as of June 30, 2002 and as adjusted to reflect the sale of the shares of common stock in this offering, by:

•	each stockholder who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	each selling stockholder; and

•	all of our executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. For the purpose of calculating the percentage of shares beneficially owned by any stockholder, the number of shares of common stock deemed outstanding “prior to offering” includes:

•	26,060,927 shares of common stock outstanding, assuming the conversion of all of our outstanding convertible preferred stock, other than our Series A-2 preferred stock, and the conversion of all of our outstanding Class C Common Stock; and

•	the shares of common stock subject to options and warrants held by the beneficial owner that are currently exercisable within 60 days after June 30, 2002.

      The number of shares of common stock outstanding “After Offering” includes an additional                 shares of common stock offered by us in this offering. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in this table have the sole voting power with respect to all shares of common stock listed as beneficially owned by them. Except as noted in the footnotes to this table, the address of each person listed on the table is c/o VistaCare, Inc., 8125 North Hayden Road, Suite 300, Scottsdale, Arizona 85258.

      Consistent with the presentation of our capitalization throughout this prospectus, the table below does not include $3,712,500 of our Series A-1 Preferred Stock, which is convertible into shares of common stock at a conversion price equal to the offering price of shares in this offering.

	Shares Beneficially			Shares to be
	Owned Prior to		Number of	Beneficially Owned
	Offering		Shares	After Offering(1)
			Offered in
	Number of		this	Number of
Name of Beneficial Owner	Shares	Percent	Offering	Shares	Percent

Bessemer Venture Partners III L.P. and certain related persons(2)	6,569,188	25.2%
Ferrer Freeman & Company, LLC(3)	13,775,520	52.9%
Richard R. Slager(4)	240,000	*
Barry M. Smith(5)	5,123,750	19.7%
Carla A. Davis(6)	27,000	*
Perry G. Fine, M.D.(7)	172,000	*
Stephen Lewis	—	—
Mark E. Liebner	—	—
William J. McBride	125,000	*
David A. Freeman(8)	13,775,520	52.9%
Pete A. Klisares(9)	25,000	*
All executive officers and directors as a group (9 persons)(10)	19,488,270	74.4%

*	Less than one percent of the outstanding capital stock.

(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)	Bessemer Venture Partners III L.P.’s address is 1400 Old Country Road, Suite 109, Westbury, New York 11590. Bessemer Venture Partners III L.P. holds a total of 5,377,219 shares, 50,000 shares of which may be purchased within 60 days of June 30, 2002 pursuant to a warrant issued to Bessemer Venture Partners II L.P. BVP III Special Situations L.P. holds a total of 124,597 shares, and the remainder of the shares are held by various related parties.

(3)	Ferrer Freeman & Company, LLC’s address is 10 Glenville Street, Greenwich, Connecticut, 06831. FFC Executive Partners I, L.P. owns 547,279 shares, and FFC Partners I, L.P. owns 13,228,241 shares. Ferrer Freeman & Company, LLC is the general partner of both FFC Executive Partners I, L.P. and FFC Partners I, L.P.

(4)	Represents options to purchase 240,000 shares that are exercisable within 60 days of June 30, 2002.

(5)	Includes options to purchase 40,000 shares that are exercisable within 60 days of June 30, 2002.

(6)	Represents options to purchase 27,000 shares that are exercisable within 60 days of June 30, 2002.

(7)	Represents options to purchase 172,000 shares that are exercisable within 60 days of June 30, 2002.

(8)	David A. Freeman serves on our board of directors. Mr. Freeman’s beneficial ownership includes 13,228,241 shares held by FFC Partners I, L.P. and 547,279 shares held by FFC Executive Partners I, L.P. as previously described in note (4) above. Mr. Freeman is a member of Ferrer Freeman & Company, LLC, the general partner of both FFC Partners I, L.P. and FFC Executive Partners I, L.P. Mr. Freeman has shared voting and dispositive power over the shares held by the FFC funds. Mr. Freeman disclaims beneficial ownership except as to his proportional pecuniary interest in those shares.

(9)	Represents options to purchase 25,000 shares that are exercisable within 60 days of June 30, 2002.

(10)	Includes options to purchase 504,000 shares that are exercisable within 60 days of June 30, 2002.

DESCRIPTION OF CAPITAL STOCK

      Upon the closing of this offering, our authorized capital stock will consist of      shares of common stock, $0.01 par value per share, 500,000 shares of Class B Common Stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share. As of March 31, 2002, there were outstanding:

•	9,459,606 shares of common stock held by 30 stockholders of record;

•	3,291,854 shares of Class C Common Stock (convertible into an equal number of shares of our common stock upon the closing of this offering) held by 26 stockholders of record;

•	947,500 shares of convertible preferred stock (convertible into 13,234,467 shares of common stock upon the closing of this offering) held by 53 stockholders of record;

•	$3,712,500 of Series A-1 Preferred Stock (convertible upon the closing of this offering into shares of common stock at the offering price of shares in this offering) held by 24 stockholders of record;

•	29,500 shares of redeemable preferred stock (redeemable upon the closing of this offering) held by 2 stockholders of record);

•	options to purchase an aggregate of 3,848,000 shares of common stock;

•	warrants to purchase an aggregate of 50,000 shares of common stock; and

•	warrants to purchase an aggregate of 500,000 shares of Class B Common Stock (which shares are convertible, at the holder’s option, into an equal number of shares of our common stock).

      The following summary of our capital stock and our certificate of incorporation and by-laws is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws included as exhibits to the registration statement of which this prospectus is a part. For more information, see the section of this prospectus entitled “Where You Can Find More Information”.

Common Stock

      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. In addition, our credit facility restricts the payment of cash dividends. For more information, see the section of this prospectus entitled “Dividend Policy.” Upon the liquidation, dissolution or winding up of VistaCare, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

      In addition to our common stock, our certificate of incorporation authorizes us to issue shares of Class B Common Stock. Our Class B Common Stock is similar in all respects to our common stock except holders of our Class B Common Stock are not entitled to any voting rights other than as prescribed by applicable law. Each share of our Class B Common Stock is convertible at any time at the option of the holder into one share of our common stock.

Preferred Stock

      Under the terms of our certificate of incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company.

      The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third-party to acquire, or could discourage a third-party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Certain Charter and By-law Provisions

      We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by the corporation’s board of directors and/or stockholders in a prescribed manner. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

      Our certificate of incorporation and by-laws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of the directors then in office. The classification of our board of directors and the limitation on filling of vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from attempting to acquire, control of VistaCare.

      Our by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our by-laws further provide that special meetings of the stockholders may only be called by the Chairman of our board of directors, our President or our board of directors. In order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice, and provide certain information to us. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third-party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Shares and Lock-up Agreements

      After this offering, we will have outstanding      shares of common stock, based upon shares outstanding as of June 30, 2002 and assuming no exercise of outstanding options and warrants after June 30, 2002. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining  shares of common stock held by existing stockholders are “restricted” shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.

      Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement, we and executive officers and directors and each of our stockholders and optionholders who hold, or hold options to acquire, at least      shares of our common stock, have agreed with the underwriters not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc.

      In addition, 5,023,750 shares of our common stock which are deemed to be beneficially owned by Barry M. Smith, the Chairman of our board of directors, are subject to an agreement with us that provides that such shares may not be sold, transferred or disposed of until eighteen months following the date of this offering, unless:

•	the shares are sold in a registered offering;

•	the shares are transferred in connection with the sale of VistaCare; or

•	the transfer, when combined with all prior transfers, represents less than 40% of the shares.

These restrictions will lapse if FFC Capital Partners I, L.P. and FFC Executive Partners, I, L.P. do not continue to collectively hold at least 10% of our outstanding common stock prior to the end of the eighteen-month restriction period.

      Taking into account the lock-up agreements and the agreement described in the immediately preceding paragraph, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

Date of Availability for Sale	Number Of Shares

On the date of this prospectus
90 days after the date of this prospectus
180 days after the date of this prospectus

      The numbers of shares of common stock listed above do not include shares of common stock issuable upon exercise of stock options granted under our stock plans that were unexercised as of June 30, 2002. Following this offering, we intend to file registration statements under the Securities Act covering shares of common stock issuable upon the exercise of options or reserved for issuance under our stock plans.

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year would be entitled to sell, within any three-month period, up to that number of restricted shares as is equal to the greater of one percent of the number of shares of common stock then outstanding (which will equal approximately                shares immediately after this offering) or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about VistaCare. Rule 144 also provides that our affiliates who are selling shares of common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

      Under Rule 144(k), beginning on the date of this prospectus, a person who is not deemed to have been an affiliate of VistaCare at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      Rule 701 may be relied upon with respect to the resale of shares of common stock originally purchased from us by employees or consultants prior to the date of this prospectus. Shares issued in reliance on Rule 701 are restricted shares and, subject to the lock-up agreements described above, may be sold beginning 90 days after the date of this prospectus by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and may be sold by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Future Registrations of Shares

      Following this offering, we intend to file registration statements under the Securities Act covering the shares of common stock issuable upon the exercise of stock options or reserved for issuance under our stock plans. The shares registered under these registration statements will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to our vesting restrictions or the lock-up agreements described above. For more information, see the section of this prospectus entitled “Management — Stock Plans”.

      In addition, following this offering, assuming that the underwriters do not exercise their over-allotment option, the holders of      shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. We may be required to effect up to three demand registrations on Form S-1 and an unlimited number of demand registrations on Form S-3 on behalf of these holders. We are generally required to bear all of the expenses of all registrations except for underwriting discounts and selling commissions, which will be borne by the holders participating in the registrations. Registration of any of the shares of common stock would result in these shares becoming freely tradable without restriction under the Securities Act upon effectiveness of the registration statement.

UNDERWRITING

General

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., SG Cowen Securities Corporation, William Blair & Company, L.L.C. and Jefferies & Company, Inc. are acting as representatives, has agreed to purchase from us and the selling stockholders the number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
SG Cowen Securities Corporation
William Blair & Company, L.L.C.
Jefferies & Company, Inc.

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Over-Allotment Option

      The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of  additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and the selling stockholders will be obligated to sell the additional shares of common stock to the underwriters.

Commissions and Expenses

      The following table summarizes the underwriting discount that we and the selling stockholders will pay. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional      shares from the selling stockholders. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from us and the selling stockholders.

	Amount VistaCare		Amount Selling Stockholders
	Will Pay		Will Pay

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$

      The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $          per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $          per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $     . We will pay all costs and expenses of this offering, other than the underwriting discount relating to shares sold by the selling stockholders.

Offering Price Determination

      Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We and the selling stockholders have further agreed to indemnify Lehman Brothers Inc. against any liabilities related to the directed share program described below, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

      If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Offers and Sales in Canada

      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer registered in accordance with local and provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Directed Share Program

      At our request, the underwriters have reserved up to      shares, or 5% of the common stock offered by this prospectus, for sale under a directed share program to specified business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

Electronic Distribution

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Discretionary Sales

      The underwriters have informed us and the selling stockholders that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Choate, Hall & Stewart, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Clifford Chance Rogers & Wells LLP, New York, New York.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the registration of the common stock we are offering. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement because we have omitted certain parts of the registration statement as permitted by Securities and Exchange Commission rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

      When we complete this offering, we will be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can obtain our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders

VistaCare, Inc.

      We have audited the accompanying consolidated balance sheets of VistaCare, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the management of VistaCare, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VistaCare, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Phoenix, Arizona

April 19, 2002,
except for Note 5, as to which the date is
July 29, 2002

VISTACARE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share information)

	December 31,
			March 31,
	2000	2001	2002

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,547	$1,383	$874
Patient accounts receivable, less allowance for doubtful accounts of $3,377, $4,490 and $5,443 at December 31, 2000 and 2001 and March 31, 2002, respectively	19,322	15,030	18,574
Prepaid expenses and other current assets	492	134	524

Total current assets	22,361	16,547	19,972
Equipment, net	1,862	1,795	1,733
Goodwill, net of amortization of $2,408, $1,743 and $1,743 at December 31, 2000 and 2001 and March 31, 2002, respectively	18,467	17,802	17,802
Other assets	2,281	3,325	3,391

Total assets	$44,971	$39,469	$42,898

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,298	$2,510	$1,752
Accrued expenses	8,595	13,417	13,447
Current portion of long-term debt	2,920	1,806	1,806
Current portion of capital lease obligations	—	75	75

Total current liabilities	15,813	17,808	17,080
Long-term debt	9,035	8,325	11,538
Capital lease obligations, less current portion	—	175	153
Redeemable Non-convertible Preferred Stock:
Series A-2 redeemable non-convertible, $0.01 par value; authorized 29,500 shares; 29,500 shares issued and outstanding at December 31, 2000 and 2001 and March 31, 2002, respectively	292	292	292
Redeemable and Convertible Preferred Stock:
Series A-1 convertible, $0.01 par value; authorized 404,500 shares; 375,000 shares issued and outstanding at December 31, 2000 and 2001 and March 31, 2002, respectively	3,713	3,713	3,713
Series B convertible, $0.01 par value; authorized 485,000 shares; 485,000 shares issued and outstanding at December 31, 2000 and 2001 and March 31, 2002, respectively	32,093	35,383	36,268
Series C convertible, $0.01 par value; authorized 402,500 shares; 402,500 shares issued and outstanding at December 31, 2000 and 2001 and March 31, 2002, respectively	2,054	2,264	2,320
Series D convertible, $0.01 par value; authorized 65,000 shares; 65,000, 60,000 and 60,000 shares issued and outstanding at December 31, 2000 and 2001 and March 31, 2002, respectively	3,558	3,597	3,688
Stockholders’ deficit:
Class A Common Stock, $0.01 par value; authorized 35,000,000 shares; 9,454,606, 9,454,606 and 9,459,606 shares issued and outstanding in 2000, 2001 and 2002, respectively	94	94	94
Class B Common Stock, $0.01 par value; authorized 1,000,000 shares; no shares issued or outstanding	—	—	—
Class C Common Stock, $0.01 par value, authorized 3,300,000 shares; 3,291,854 shares issued and outstanding in 2000, 2001 and 2002	33	33	33
Additional paid-in capital	756	1,202	1,556
Deferred compensation	—	(396)	(714)
Accumulated deficit	(22,470)	(33,021)	(33,123)

Total stockholders’ deficit	(21,587)	(32,088)	(32,154)

Total liabilities and stockholders’ deficit	$44,971	$39,469	$42,898

See accompanying notes.

VISTACARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share information)

				Three Months Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Net patient revenue	$79,551	$84,908	$97,561	$21,683	$28,239
Operating Expenses:
Patient care	50,693	55,256	63,950	15,112	17,265
Provision for doubtful accounts	783	3,313	6,199	1,259	565
General and administrative (exclusive of stock-based compensation charges reported below)	25,500	23,541	30,666	6,678	8,911
Depreciation and amortization	1,677	1,797	1,990	436	272
Stock-based compensation	—	—	50	—	33

Total operating expenses	78,653	83,907	102,855	23,485	27,046

Operating (loss) income	898	1,001	(5,294)	(1,802)	1,193
Non-operating income (expense):
Interest income	69	202	52	35	2
Interest expense	(1,542)	(1,497)	(1,157)	(303)	(201)
Other expense	(202)	(8)	(163)	(10)	(28)

Net (loss) income before income taxes	(777)	(302)	(6,562)	(2,080)	966
Income tax expense	68	81	150	34	36

Net (loss) income	(845)	(383)	(6,712)	(2,114)	930
Accrued preferred stock dividends	(2,879)	(3,482)	(3,839)	(936)	(1,032)

Net (loss) to common stockholders	$(3,724)	$(3,865)	$(10,551)	$(3,050)	$(102)

Net (loss) per common share:
Basic and diluted net (loss) income per common share	$(0.39)	$(0.30)	$(0.83)	$(0.23)	$(0.01)

Weighted average shares outstanding:
Basic and diluted	9,497	12,746	12,746	12,746	12,751

See accompanying notes.

VISTACARE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Redeemable
	Non-convertible
	Preferred Stock		Convertible and Redeemable Preferred Stock

	Series A-2		Series A-1		Series B		Series C		Series D

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, January 1, 1999	29	$292	375	$3,713	485	$26,404	402	$1,690	—	$—
Issuance of Common Stock, Class C	—	—	—	—	—	—	—	—	—	—
Issuance of Preferred Stock, Series D	—	—	—	—	—	—	—	—	65	3,250
Accrued preferred stock dividends	—	—	—	—	—	2,706	—	173	—	—
Issuance of warrants	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 1999	29	292	375	3,713	485	29,110	402	1,863	65	3,250
Accrued preferred stock dividends	—	—	—	—	—	2,983	—	191	—	308
Redemption of warrants	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 2000	29	292	375	3,713	485	32,093	402	2,054	65	3,558
Accrued preferred stock dividends	—	—	—	—	—	3,290	—	210	—	339
Repurchase of stock	—	—	—	—	—	—	—	—	(5)	(300)
Deferred compensation related to stock options	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 2001	29	292	375	3,713	485	35,383	402	2,264	60	3,597
Exercise of stock options (unaudited)	—	—	—	—	—	—	—	—	—	—
Deferred compensation related to stock options (unaudited)	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation (unaudited)	—	—	—	—	—	—	—	—	—	—
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—
Accrued preferred stock dividends (unaudited)	—	—	—	—	—	885	—	56	—	91

Balance, March 31, 2002 (unaudited)	29	$292	375	$3,713	485	$36,268	402	$2,320	60	$3,688

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Stockholders’ Deficit

	Common Stock		Additional
			Paid-In	Deferred	Accumulated
	Shares	Amount	Capital	Compensation	Deficit	Total

Balance, January 1, 1999	9,455	$94	$—	$—	$(14,881)	$(14,787)
Issuance of Common Stock, Class C	3,291	33	—	—	—	33
Issuance of Preferred Stock, Series D	—	—	—	—	—	—
Accrued preferred stock dividends	—	—	—	—	(2,879)	(2,879)
Issuance of warrants	—	—	1,263		—	1,263
Net loss	—	—	—	—	(845)	(845)

Balance, December 31, 1999	12,746	127	1,263	—	(18,605)	(17,215)
Accrued preferred stock dividends	—	—	—	—	(3,482)	(3,482)
Redemption of warrants	—	—	(507)	—	—	(507)
Net loss	—	—	—	—	(383)	(383)

Balance, December 31, 2000	12,746	127	756	—	(22,470)	(21,587)
Accrued preferred stock dividends	—	—	—	—	(3,839)	(3,839)
Repurchase of stock	—	—	—	—	—	—
Deferred compensation related to stock options	—	—	446	(446)	—	—
Amortization of deferred compensation	—	—	—	50	—	50
Net loss	—	—	—		(6,712)	(6,712)

Balance, December 31, 2001	12,746	127	1,202	(396)	(33,021)	(32,088)
Exercise of stock options (unaudited)	5	—	3	—	—	3
Deferred compensation related to stock options (unaudited)	—	—	351	(351)	—	—
Amortization of deferred compensation (unaudited)	—	—	—	33	—	33
Net income (unaudited)	—	—	—	—	930	930
Accrued preferred stock dividends (unaudited)	—	—	—	—	(1,032)	(1,032)

Balance, March 31, 2002 (unaudited)	12,751	$127	$1,556	$(714)	$(33,123)	$(32,154)

See accompanying notes.

VISTACARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

				Three Months
	Year Ended December 31,			Ended March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Operating activities
Net (loss) income	$(845)	$(383)	$(6,712)	$(2,114)	$930
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,677	1,797	1,990	436	272
Warrant amortization	139	151	151	38	38
Site closure settlement	—	(526)	—	—	—
Loss on disposal of assets	—	60	—	—	—
Amortization of deferred compensation related to stock options	—	—	50	—	33
Provision for doubtful accounts	783	3,313	6,199	1,259	565
Changes in operating assets and liabilities:
Patient accounts receivable	(5,573)	(871)	(1,907)	292	(4,109)
Prepaid expenses and other	99	(215)	359	(399)	(390)
Accounts payable and accrued expenses	1,840	(1,246)	3,034	(389)	(728)

Net cash (used in) provided by operating activities	(1,880)	2,080	3,164	(877)	(3,389)
Investing activities
(Purchases) disposals of equipment	(1,184)	(447)	(331)	60	(71)
(Increase) decrease in other assets	(87)	(1,819)	(1,720)	137	(243)

Net cash (used in) provided by investing activities	(1,271)	(2,266)	(2,051)	197	(314)
Financing activities
Net (payments) proceeds on long-term debt	—	(2,190)	(1,977)	(692)	3,194
Proceeds from issuance of common stock	32	—	—	—	—
Proceeds from issuance of preferred stock	3,250	—	—	—	—
Repurchase of preferred stock	—	—	(300)	—	—

Net cash provided by (used in) financing activities	3,282	(2,190)	(2,277)	(692)	3,194

Net increase (decrease) in cash and cash equivalents	131	(2,376)	(1,164)	(1,372)	(509)
Cash and cash equivalents, beginning of period	4,792	4,923	2,547	2,547	1,383

Cash and cash equivalents, end of period	$4,923	$2,547	$1,383	$1,175	$874

Supplemental cash flow data
Interest paid	$1,500	$1,442	$1,188	$285	$163

Non-cash activity
Issuance of warrants	$1,263	$—	$—	$—	$—
Redemption of warrants	$—	$(507)	$—	$—	$—
Capital lease obligations	$—	$—	$251	$—	$—
Accrued preferred stock dividends	$2,879	$3,482	$3,839	$936	$1,032

See accompanying notes.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

Description of Business

      VistaCare, Inc. (VistaCare), is a Delaware corporation providing medical care designed to address the physical, emotional, and spiritual needs of patients with a terminal illness and to provide support services for their family members. Hospice services are provided predominately in the patient’s home, however, certain patients require inpatient services. These inpatient services are provided by VistaCare at its stand-alone inpatient facility in Cincinnati, Ohio or through leased beds at unrelated hospitals and skilled nursing facilities on a per diem basis. VistaCare provides services in Alabama, Arizona, Colorado, Georgia, Indiana, Massachusetts, New Mexico, Nevada, Ohio, Oklahoma, Pennsylvania, South Carolina, Texas and Utah.

1. Significant Accounting Policies

     Basis of Presentation

      The accompanying consolidated financial statements include the accounts of VistaCare and its wholly-owned subsidiaries, Vista Hospice Care, Inc. (including its wholly owned-subsidiary, VistaCare USA, Inc.) and FHI Health Services, Inc. Intercompany transactions and balances have been eliminated in consolidation.

     Cash and Cash Equivalents

      Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

     Patient Accounts Receivable

      VistaCare receives payment for services provided to patients from third party payors including federal and state governments under the Medicare and Medicaid programs and private insurance companies. Approximately 82%, 89% and 91% of VistaCare’s accounts receivable were from Medicare and Medicaid as of December 31, 2000, 2001, and March 31, 2002, respectively.

     Equipment

      Equipment is recorded at cost. Equipment acquired with the acquisitions of FHI Health Services, Inc. and Vencor Hospice, Inc. (VistaCare USA, Inc.) was recorded at estimated fair value on the date of acquisition. Depreciation is calculated on the straight-line method over the estimated useful lives of depreciable assets, approximately five years.

     Capitalized Software Development Costs

      VistaCare capitalizes certain internal salaries related to the development of computer software used in its operations. Costs incurred during the preliminary project stage and post implementation/operations stage are expensed as incurred. Such capitalized development costs are being amortized over three years.

     Goodwill

      During 1998, VistaCare completed the acquisitions of FHI Health Services, Inc. and Vencor Hospice, Inc. (VistaCare USA, Inc.). The difference between the purchase prices and fair value of assets acquired and liabilities assumed was recorded as goodwill. Management assigned a goodwill amortization period of 30 years (see “— Recent Accounting Pronouncements” below).

      On an ongoing basis, VistaCare reviews the carrying value of its intangible assets in light of any events or circumstances that indicate they may be impaired or that the amortization period may need to be adjusted.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

If such circumstances suggest the intangible value cannot be recovered, calculated based on undiscounted cash flows over the remaining amortization period, the carrying value of the intangible assets will be reduced by such shortfall based on the discounted cash flows. VistaCare does not believe there is any indication that the carrying value or amortization period of its intangible assets need to be adjusted.

     Net Patient Revenue

      Approximately 94%, 94%, 94%, 95% and 96% of VistaCare’s net patient revenue was derived from the Medicare and Medicaid programs for the years ended December 31, 1999, 2000, 2001, and for the three months ended March 31, 2001 and 2002, respectively. Whether Medicare and Medicaid continue to provide reimbursement for hospice care is dependent upon governmental policies. Provision for doubtful accounts is made when the related revenue is recorded. Net patient revenue is determined based on reimbursement rates established by Medicare, Medicaid, private insurers, managed care providers and other payors and the number of days of care provided to patients. Reimbursement rates are determined based on the level of care provided.

      VistaCare is subject to certain limitations on Medicare payments for inpatient services. Specifically, if the number of inpatient care days of care any hospice program provides to Medicare beneficiaries exceeds 20% of the total days of hospice care such program provides to all patients, the days in excess of the 20% figure may be reimbursed only at the routine home care rate. None of VistaCare’s hospice programs exceeded the payment limits on inpatient services in 1999, 2000 or 2001.

      VistaCare is also subject to a Medicare annual per-beneficiary cap. Compliance with the cap is measured by calculating the annual Medicare payments received by a hospice program for all Medicare hospice beneficiaries and comparing the result with the product of the per-beneficiary cap amount and the number of Medicare beneficiaries electing hospice care for the first time from that hospice program during that year. VistaCare exceeded the cap by approximately $1,048,000 and $1,061,000 in 2000 and 2001, respectively, which amounts are reported as a reduction to net patient revenue. VistaCare did not exceed the cap in 1999.

      Laws and regulations governing the Medicare and Medicaid program are complex and subject to interpretation. VistaCare believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing which would have a material impact on VistaCare’s consolidated financial condition or results of operations. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

     Patient Care Expenses

      Patient care expenses consist primarily of salaries, benefits, payroll taxes and travel costs associated with hospice care providers. Patient care expenses also include the cost of pharmaceuticals, durable medical equipment, medical supplies, inpatient arrangements, net nursing home costs, and purchased services such as ambulance, infusion and radiology.

     Nursing Home Costs

      For patients receiving nursing home care under state Medicaid programs who elect hospice care under Medicare or Medicaid, VistaCare contracts with nursing homes for the nursing homes’ provision to patients of room and board services. In most states, the applicable Medicaid program must pay VistaCare, in addition to the applicable Medicare or Medicaid hospice daily or hourly rate, an amount equal to at least 95% of the Medicaid daily nursing home rate for room and board furnished to the patient by the nursing home. In some states, the Medicaid program pays the nursing home directly for these costs or has created a Medicare

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

managed care program that either reduces or eliminates this room and board payment. Under VistaCare’s standard nursing home contracts, VistaCare pays the nursing home for these room and board services at predetermined contract rates. Nursing home costs are offset by nursing home revenue and the net amount is included in patient care expenses.

      Nursing home costs totaled approximately $15,200,000, $14,500,000, $17,400,000, $3,820,000 and $3,651,000 for the years ended December 31, 1999, 2000, 2001 and for the three months ended March 31, 2001 and 2002, respectively. Nursing home revenue totaled approximately $14,500,000, $13,900,000, $16,400,000, $3,653,000 and $3,491,000 for the years ended December 31, 1999, 2000, 2001 and for the three months ended March 31, 2001 and 2002, respectively.

     Advertising Costs

      VistaCare expenses all advertising costs as incurred, which expenses totaled approximately $469,000, $1,100,000, $1,030,000, $255,000 and $303,000 for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 and 2002, respectively.

     Income Taxes

      VistaCare accounts for income taxes under the liability method as required by Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on temporary differences between financial statement and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for years in which the related taxes are expected to be paid or recovered. Valuation allowances are established against the deferred tax assets due to the uncertainty of VistaCare’s ability to use net operating tax loss carryforwards in the future.

     Medical Malpractice

      VistaCare is covered by claims made general and professional liability insurance coverage with limits of $1,000,000 per claim and $3,000,000 aggregate. VistaCare has not experienced any uninsured losses.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

      VistaCare’s cash and cash equivalents, patient accounts receivable, and long-term debt represent financial instruments as defined by Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. The carrying value of these financial instruments is a reasonable approximation of fair value.

  Stock-Based Compensation

      VistaCare has elected to follow Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Under APB No. 25, if the exercise price of VistaCare’s stock options equals or exceeds the estimated fair value of the underlying stock on the dates of grant, no compensation expense is recognized. However, if the exercise prices of VistaCare’s stock options

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

are less than the estimated fair value at the date of grant, then compensation expense will be recognized for the difference over the related vesting periods. SFAS 123 requires companies that continue to follow APB 25 to provide a pro forma disclosure of the impact of applying the fair-value method of SFAS 123 (see Note 8).

  Earnings Per Share

      Basic net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing the net income by the weighted average number of shares outstanding during the period plus the effect of dilutive securities, giving effect to the conversion of the convertible preferred stock (using the if-converted method), where applicable and employee stock options and outstanding warrants (using the treasury stock method).

  Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, SFAS No. 142 was adopted by VistaCare during the first quarter of 2002. Application of the nonamortization provisions of the new rules in 2001 would have resulted in a decrease in amortization expense of $665,000.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. VistaCare has adopted SFAS No. 144 as of January 1, 2002 and does not expect that the adoption of the statement will have a significant impact on VistaCare’s financial position or results of operations.

  Reclassifications

      Certain reclassifications have been made to the 2000 and 1999 financial statements in order to conform with the 2001 presentation.

2.     Equipment

      A summary of equipment follows (in thousands):

	December 31,
			March 31,
	2000	2001	2002

Equipment	$2,893	$3,407	$3,473
Furniture and fixtures	1,145	1,218	1,218
Leasehold improvements	176	185	185

	4,214	4,810	4,876
Accumulated depreciation	(2,352)	(3,015)	(3,143)

	$1,862	$1,795	$1,733

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

3.     Accrued Expenses

      A summary of accrued expenses follows (in thousands):

	December 31,
			March 31,
	2000	2001	2002

Treatment costs	$4,883	$6,359	$5,946
Self-insured health costs	—	1,251	1,540
Salaries and payroll taxes	2,238	3,210	3,558
Other	1,474	2,597	2,403

	$8,595	$13,417	$13,447

4.     Income Taxes

      The components of income tax expense follows (in thousands):

				Three Months
				Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

Current taxes:
Federal	$—	$—	$—	$—	$—
State	68	81	150	34	36

Income tax expense	$68	$81	$150	$34	$36

      The provision for income taxes for the three months ended March 31, 2001 and 2002 reflect VistaCare’s estimate of the effective tax rate expected to be applicable for the year. This estimate is reevaluated by VistaCare each quarter based on forecasts of income before taxes for the year. VistaCare estimates the effective tax rate for the year ended December 31, 2002 to be between 3% and 4%.

      The reconciliation of income tax expense computed at the federal statutory tax rate to income tax expense recorded is as follows (in thousands):

	Year Ended December 31,

	1999		2000		2001

	Amount	Percent	Amount	Percent	Amount	Percent

Tax benefit at statutory rate	$(264)	34%	$(103)	34%	$(2,214)	34%
State taxes, net of federal benefit	(47)	6	(18)	6	(391)	6
Effect of permanent items	(534)	69	270	(89)	220	(3)
Change in valuation allowance	916	(118)	(119)	39	2,395	(37)
Other	(3)	—	51	(17)	140	(2)

	$68	(9)%	$81	(27)%	$150	(2)%

      Deferred income taxes reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at enacted rates. Temporary differences are primarily attributable to net operating tax loss carryforwards, recognition of

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

certain accruals and the allowance for doubtful accounts. A summary of deferred tax assets and liabilities follows (in thousands):

	December 31,

	1999	2000	2001

Deferred tax assets:
Net operating losses	$2,032	$3,111	$4,731
Allowance for doubtful accounts	1,472	1,351	1,796
Accrued expenses	950	173	341
Bonuses	774	544	549
Charitable contributions	112	112	112
Alternative minimum tax credits	50	44	44

	5,390	5,335	7,573
Valuation allowance	(5,129)	(5,010)	(7,405)

	261	325	168
Deferred tax liabilities:
Depreciation and amortization	261	325	168

Net deferred assets	$—	$—	$—

      A valuation allowance has been established against the deferred tax assets due to the uncertainty of VistaCare’s ability to use net operating losses to offset future taxable income. The net operating loss carryforwards of approximately $11,000,000 at December 31, 2001 and $7,000,000 at December 31, 2000, begin to expire in the year 2011 for federal income tax purposes and 2002 for state income tax purposes. Future utilization of the available net operating loss carryforwards may be limited under Internal Revenue Code Section 382 based upon changes in ownership that have occurred or may occur in the future. The recognition of deferred tax assets in the future may result in approximately $1,500,000 being netted against goodwill as certain of VistaCare’s net operating loss carryforwards were related to the 1998 acquisitions.

5.     Long-Term Debt

      During 2001, VistaCare entered into a $30,000,000 revolving line of credit and a $3,000,000 term loan (credit facility). The credit facility is collateralized by substantially all of VistaCare’s assets including cash, accounts receivable and equipment. Loans under the revolving line of credit bear interest at an annual rate equal to, at VistaCare’s option, either the “prime rate” in effect from time to time, as reported in the “Money Rates” section of the Wall Street Journal, plus 1.5%, or the one-month London Interbank Borrowing Rate in effect from time to time, plus 3.0%. Interest on the term loan accrues at the one-month London Interbank Offering Rate in effect from time to time, plus 3.5% per annum. Interest rates increase by 3.5% if there is an event of default. Accrued interest is due and payable weekly on revolving credit loans bearing interest at the prime rate. Accrued interest on loans bearing interest at the London Interbank Offering Rate, including the term loan, is due and payable on the last business day of the month. At December 31, 2001, the effective rate of interest on both the revolving line of credit and the term loan was 6.6%. As of December 31, 2001 and March 31, 2002, $10,434,000 and $13,610,000, respectively, had been borrowed under the credit facility. Under the revolving line of credit, VistaCare may borrow, repay and reborrow on a weekly basis an amount equal to the lesser of: (i) $30,000,000 or (ii) 85% of the estimated net value of eligible accounts receivable. The maturity date for both the term loan and the revolving line of credit is March 31, 2005. As of March 31, 2002, an additional $2,100,000 was available for borrowing under the revolving line of credit.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

      The credit facility contains certain customary covenants including those that restrict the ability of VistaCare to incur additional indebtedness, pay dividends under certain circumstances, permit liens on property or asset, make capital expenditures, make certain investments, and prepay or redeem debt or amend certain agreements relating to outstanding indebtedness. VistaCare was not in compliance with such financial covenants as of December 31, 2001. The financial covenants were amended in July 2002 and VistaCare is in compliance with the amended financial covenants.

      During 1999, VistaCare issued warrants to purchase 840,000 shares of its Class B Common Stock (subsequently reduced to 500,000 shares) to an institutional lender in connection with a credit facility that was repaid in full in 2001. On the date of issuance, the value of the warrants was estimated at $1,263,000, based on the estimated fair value of VistaCare’s common stock. The value of the warrants was recorded as a reduction to long-term debt, and is being amortized using the straight-line method.

6.     Redeemable and Convertible Preferred Stock

      Pursuant to VistaCare’s amended and restated certificate of incorporation, VistaCare is authorized to issue 2,000,000 shares of Preferred Stock, $0.01 par value per share, of which 404,500 shares are designated as Series A-1 Preferred Stock, 29,500 shares are designated as Series A-2 Preferred Stock, 485,000 shares are designated as Series B Preferred Stock, 402,500 shares are designated as Series C Preferred Stock, and 65,000 shares are designated as Series D Preferred Stock.

      The Series A-1 Preferred Stock is voting stock convertible into shares of VistaCare’s Class A Common Stock upon the closing of a qualified initial public offering. The Series A-1 Preferred Stock will be converted into a number of shares of Class A Common Stock equal to the original purchase price, plus any dividends declared or accrued and unpaid, divided by the initial public offering share price. The Series A-1 Preferred Stock is also subject to mandatory redemption at the original purchase price, plus any dividends declared or accrued but unpaid, on August 29, 2003. Dividends accrue on the Series A-1 Preferred Stock at the rate of 15%, compounded semi-annually, commencing August 29, 2003. As of March 31, 2002, the Board had not declared or paid any dividends.

      The Series A-2 Preferred Stock is non-voting stock subject to mandatory redemption at the original purchase price, plus any dividends declared or accrued and unpaid, on August 29, 2003 or upon the closing of a qualified initial public offering. Dividends accrue on the Series A-2 Preferred Stock at the rate of 15%, compounded semi-annually, commencing August 29, 2003. As of March 31, 2002, the Board had not declared or paid any dividends.

      The Series B Preferred Stock is voting stock convertible into a number of shares of VistaCare’s Class A Common Stock equal to the original purchase price divided by the conversion price of $2.21 per share. The Series B Preferred Stock is subject to mandatory conversion upon the closing of a qualified initial public offering, provided no Series A Preferred Stock remains outstanding. The Series B Preferred Stock is also subject to mandatory redemption at the original purchase price, plus any dividends declared or accrued and unpaid, on August 29, 2003. Dividends accrue on the outstanding shares of the Series B Preferred Stock at the rate of 10% per annum, compounded semi-annually, until the mandatory redemption date. After the mandatory redemption date, dividends accrue at the rate of 15% per annum, compounded semi-annually. Dividends are payable if and when declared by the Board of Directors or upon redemption or liquidation. As of March 31, 2002, the Board had not declared or paid any dividends.

      The Series C Preferred Stock is voting stock convertible into a number of shares of VistaCare’s Class A Common Stock equal to the original purchase price divided by the conversion price, adjusted for antidilution, of $3.24 per share. The Series C Preferred Stock is subject to mandatory conversion upon the closing of a qualified initial public offering, provided no Series A Preferred Stock remains outstanding. The Series C Preferred Stock is also subject to mandatory redemption at the original purchase price, plus any dividends declared or accrued and unpaid, on August 29, 2003. Dividends accrue on the outstanding shares of the

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

Series C Preferred Stock at the rate of 10% per annum, compounded semi-annually, until the mandatory redemption date. After the mandatory redemption date, dividends accrue at the rate of 15% per annum, compounded semi-annually. Dividends are payable if and when declared by the Board of Directors or upon redemption or liquidation. As of March 31, 2002, the Board had not declared or paid any dividends.

      The Series D Preferred Stock is voting stock convertible into a number of shares of VistaCare’s Class A Common Stock equal to the original purchase price divided by the conversion price of $1.70. The Series D Preferred Stock is subject to mandatory conversion upon the closing of a qualified initial public offering, provided no Series A Preferred Stock remains outstanding. The Series D Preferred Stock is also subject to mandatory redemption at the original purchase price, plus any dividends declared or accrued but unpaid, on August 29, 2003. Dividends accrue on the outstanding shares of the Series D Preferred Stock at the rate of 10% per annum, compounded semi-annually, until the mandatory redemption date. After the mandatory redemption date, dividends accrue at the rate of 15% per annum, compounded semi-annually. Dividends are payable only when declared by the Board of Directors or upon redemption or liquidation. As of March 31, 2002, the Board had not declared or paid any dividends. In December 2001, VistaCare entered into an agreement with a former employee to repurchase 5,000 shares of Series D Preferred Stock for $300,000.

      As of December 31, 2001 and March 31, 2002 the Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock balances include accrued preferred stock dividends of $12,434,000 and $13,466,000, respectively. Upon the closing of an initial public offering, the accumulated dividends, which are not payable in the event of a conversion into common stock, will be reversed.

7. Stockholders’ Equity

     Common Stock

      Pursuant to VistaCare’s amended and restated certificate of incorporation, VistaCare is authorized to issue 35,000,000 shares of voting Class A Common Stock, $0.01 par value per share; 1,000,000 shares of nonvoting Class B Common Stock, $0.01 par value per share and 3,300,000 shares of nonvoting Class C Common Stock, $0.01 par value per share.

      The Class B Common Stock can be converted into shares of Class A Common Stock at the holder’s option. Following the closing of a qualified initial public offering, each share of the Class C Common Stock may be converted into shares of Class A Common Stock at the holder’s option.

     Common Stock Warrants

      In June 1999, VistaCare issued warrants to an institutional lender to purchase 840,000 shares of Class B Common Stock at an exercise price of $0.01 per share. The shares subject to the warrants were reduced to 500,000 in March 2000 under the terms of the agreement. The warrants may be exercised at any time through March 30, 2008.

      In December 1999, VistaCare issued warrants to a stockholder to purchase 50,000 shares of Class A Common Stock at an exercise price of $0.01 per share. The warrants may be exercised at any time through July 26, 2009.

8. Stock Options

      In 1998, VistaCare established a qualified and nonqualified stock option plan (the Plan) whereby options to purchase shares of VistaCare’s common stock are granted at a price equal to the estimated fair value of the stock at the date of the grant as determined by the Board of Directors. A total of 6,000,000 shares of common stock are reserved for issuance under the Plan. The options granted vest over a three, five or seven-year period.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

      Summary information related to the Plan is as follows:

	Number of	Weighted-
	Shares Under	Average
	Option	Exercise Prices

Options outstanding at January 1, 1999	2,035,000	$0.91
Granted	510,000	1.50
Canceled or expired	(740,000)	0.84

Options outstanding at December 31, 1999	1,805,000	1.13
Granted	713,529	1.50
Canceled or expired	(175,000)	1.15

Options outstanding at December 31, 2000	2,343,529	1.29
Granted	2,311,000	1.50
Canceled or expired	(888,529)	1.50

Options outstanding at December 31, 2001	3,766,000	1.37
Granted	260,000	1.50
Canceled or expired	(178,000)	1.50

Options outstanding at March 31, 2002	3,848,000	$1.40

      The following table summarizes the stock options outstanding exercisable as of December 31, 2001:

		Weighted
		Average		Number
		Remaining	Number	Unvested and
	Number	Contractual Life	Vested and	Not
Exercise Price	Outstanding	(Years)	Exercisable	Exercisable

$0.67	480,000	1	472,000	8,000
1.00	5,000	1	4,000	1,000
1.50	3,281,000	4	414,000	2,867,000

      Pro forma information regarding net (loss) income is required by SFAS No. 123, Accounting for Stock-Based Compensation, which requires that the information be determined as if VistaCare has accounted for its employee stock options granted during the fiscal periods ended December 31, 1999, 2000 and 2001 under the fair value method of SFAS 123. The deemed fair value for options granted prior to the initial public offering was estimated at the date of grant using the minimum value option valuation model, which assumes the stock price has no volatility since the common stock was not publicly traded at the time of grant. The following assumptions were used to calculate the deemed fair value of the option awards at the date of grant: no dividend payout expected, expected option life of 5 years and a risk free interest rate averaging 6% for the years ended December 31, 1999, 2000 and 2001.

      The minimum value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because, among other things, changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For purposes of pro forma disclosures, the deemed fair value of the options is amortized to expense over the vesting periods.

VISTACARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

      If compensation for VistaCare’s Plan had been determined based on the deemed fair value at the grant date for awards under the Plan consistent with the method provided under SFAS 123, then VistaCare’s net (loss) income would have been as indicated in the pro forma amounts below (in thousands, except per share information):

	Year Ended December 31,

	1999	2000	2001

Net (loss) to common stockholders:
As reported	$(3,724)	$(3,865)	$(10,551)
Pro forma	(3,777)	(3.956)	(10,801)
Basic and diluted net (loss) per common stock:
As reported	$(0.39)	$(0.30)	$(0.83)
Pro forma	(0.39)	(0.33)	(0.85)

9. Minimum Lease Payments

      VistaCare conducts a major part of its operations from leased facilities which include several extended care centers and office space. The leases, which have varying terms, the latest of which expires in 2005, are classified as operating leases.

      Future minimum rental payments under noncancelable leases with terms in excess of one year as of December 31, 2001, follows (in thousands):

2002	$2,244
2003	1,983
2004	1,511
2005	972
2006	795

$7,505

      Total rental expense was $2,071,000, $2,143,000, $2,466,000, $557,000 and $657,000 for the years ended December 31, 1999, 2000, 2001, and for the three months ended March 31, 2001 and 2002, respectively.

10. Litigation

      VistaCare is involved in various litigation and administrative proceedings arising in the normal course of business. In the opinion of management, any liabilities that may result from these claims will not, individually or in the aggregate, have a material adverse effect on VistaCare’s financial position, results of operations, or cash flows.

11. Allowance for Doubtful Accounts

      The allowance for doubtful accounts for patient accounts receivable is as follows (in thousands):

	Balance at	Provision for	Write-Offs,	Balance
	Beginning	Doubtful	Net of	at End of
	of Period	Accounts	Recoveries	Period

Year ended December 31, 1999	$1,986	$783	$911	$3,680
Year ended December 31, 2000	3,680	3,313	(3,616)	3,377
Year ended December 31, 2001	3,377	6,199	(5,086)	4,490

LOGO

                                     Shares

Common Stock

PROSPECTUS
                        , 2002

LEHMAN BROTHERS
SG COWEN
WILLIAM BLAIR & COMPANY
JEFFERIES & COMPANY, INC.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the common stock offered hereby are as follows:

SEC registration fee		$7,820
NASD filing fee		$9,000
Nasdaq National Market listing fee		$100,000
Printing and engraving expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Transfer agent and registrar fees and expenses	$
Miscellaneous	$
Total	$

      VistaCare will bear all expenses shown above.

Item 14.     Indemnification of Directors and Officers

      The Delaware General Corporation Law, VistaCare’s Certificate of Incorporation and individual indemnification agreements between VistaCare and its directors and officers provide for indemnification of VistaCare’s directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of VistaCare and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

      The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of VistaCare against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

      In addition, VistaCare has purchased directors and officers liability insurance.

Item 15.     Recent Sales of Unregistered Securities

      The following information relates to all securities issued or sold by VistaCare in the last three years and not registered under the Securities Act:

On July 14, 1999, VistaCare issued a warrant to Banc of America Commercial Finance Corporation, formerly known as NationsCredit Commercial Corporation, that is presently exercisable for 500,000 shares of its Class B Common Stock at an exercise price of $0.01 per share.

Between September 10, 1999 and May 6, 2000, VistaCare issued stock options to various employees to purchase 3,604,529 shares of its Class A Common Stock at exercise prices ranging from $0.67 to $1.50 per share.

On December 23, 1999, VistaCare issued and sold 65,000 shares of its Series D Convertible Preferred Stock and 3,291,854 shares of its Class C Common Stock to purchasers for an aggregate purchase price of $3.3 million.

On December 27, 1999, VistaCare issued a warrant to a principal stockholder to purchase 50,000 shares of its Class A Common Stock at an exercise price of $0.01 per share.

On January 17, 2002, VistaCare sold 5,000 shares of its Class A Common Stock for a purchase price of $3,350 upon exercise of outstanding stock options.

On May 31, 2002, VistaCare sold 75,000 shares of its Class A Common Stock for a purchase price of $71,000 upon exercise of outstanding stock options.

On July 20, 2002, VistaCare sold 16,000 shares of its Class A Common Stock for a purchase price of $24,000 upon exercise of outstanding options.

On July 30, 2002, VistaCare sold 25,000 shares of its Class A Common Stock for a purchase price of $37,500 upon the exercise of outstanding stock options.

      Each of the transactions described above was conducted in reliance upon the exemptions from registration provided in Rule 701 promulgated under Section 3(b) of the Securities Act or Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. Each of the certificates representing VistaCare’s securities issued or to be issued in connection with each such transaction contains or will contain a restrictive legend.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibits.

Exhibit
No.		Exhibit

1	.01*	Form of Underwriting Agreement.
3.01		Third Amended and Restated Certificate of Incorporation of VistaCare, Inc. as amended to date.
3	.02*	Form of Certificate of Amendment to Third Amended and Restated Certificate of Incorporation of VistaCare, Inc. (to be filed prior to the closing of this public offering).
3	.03*	Form of Fourth Amended and Restated Certificate of Incorporation of VistaCare, Inc. (to be filed prior to the closing of this public offering).
3.04		Amended and Restated By-Laws of VistaCare, Inc.
4.01		Specimen certificate for shares of VistaCare, Inc. common stock.
5	.01*	Legal opinion of Choate, Hall & Stewart.
10.01		1998 Stock Option Plan, as amended and restated July 29, 2002.
10.02		2002 Employee Stock Purchase Plan.
10.03		2002 Non-Employee Director Stock Option Plan.
10.04		Employee Bonus Plan.
10.05		Amended and Restated Loan and Security Agreement dated as of June 3, 2002 by and among VistaCare, Inc. and its subsidiaries and Healthcare Business Credit Corporation.
10.06		Post Closing Obligations and First Amendment and Waiver to Amended and Restated Loan and Security Agreement, dated as of July 29, 2002, by and among VistaCare, Inc. and its subsidiaries and Healthcare Business Credit Corporation.
10.07		Warrantholders Rights Agreement dated as of July 15, 1998 by and among VistaCare, Inc., Banc of America Commercial Finance Corporation and the stockholders named therein.
10.08		First Amendment to Warrantholders Rights Agreement dated as of July 14, 1999 by and among VistaCare, Inc., Banc of America Commercial Finance Corporation and the stockholders named therein.

Exhibit
No.		Exhibit

10.09		Warrant dated as of July 14, 1999 issued to Banc of America Commercial Finance Corporation (formerly known as NationsCredit Commercial Corporation).
10.10		Amendment to Warrant dated as of August 16, 2001 between VistaCare, Inc. and Banc of America Commercial Finance Corporation.
10.11		Warrant dated December 27, 1999 issued to Bessemer Venture Partners III L.P.
10.12		Registration Rights Agreement dated as of August 29, 1997 by and among Vista Hospice Care, Inc. and the investors named therein (the “Registration Rights Agreement”).
10.13		Amendment No. 1 to the Registration Rights Agreement dated as of June 15, 1998 by and among Vista Hospice Care, Inc., VistaCare, Inc. and the investors named therein.
10.14		Amendment No. 2 to the Registration Rights Agreement dated as of July 17, 1998 by and among Vista Hospice Care, Inc. and the investors named therein.
10.15		Amendment No. 3 to the Registration Rights Agreement dated as of December 30, 1998 by and among Vista Hospice Care, Inc., VistaCare, Inc. and the investors named therein.
10.16		Amendment No. 4 to the Registration Rights Agreement dated as of December 27, 1999 by and among VistaCare, Inc. and the investors named therein.
10.17		Form of Indemnification Agreement between VistaCare, Inc. and its directors and officers.
10.18		Office Lease Agreement dated April 12, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.
10.19		First Amendment to Lease Agreement dated as of August 31, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.
10.20		Second Amendment to Lease Agreement dated as of October 25, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.
10.21		Employee Confidentiality and Non-Competition Agreement dated as of November 22, 1995 by and between Vista Hospice Care, Inc. and Barry M. Smith.
10.22		Employment Offer Letter dated May 24, 2001 by and between VistaCare, Inc. and Richard R. Slager.
10.23		Employment Offer Letter dated August 1, 1996 by and between Vista Hospice Care, Inc. and Perry G. Fine, M.D.
10.24		Employment Offer Letter dated July 31, 1998 by and between VistaCare, Inc. and Perry G. Fine, M.D.
10.25		Settlement Agreement, Buy-Sell Agreement and Mutual Release dated as of February 12, 2002 by and between VistaCare, Inc. and David Daucher.
10.26		Full and Final Release of Claims dated as of October 31, 2002 by and between VistaCare, Inc. and Lois Armstrong.
21.01		Subsidiaries.
23	.01*	Consent of Choate, Hall & Stewart (included in Exhibit 5.01).

Exhibit
No.	Exhibit

23.02	Consent of Ernst & Young LLP, Independent Auditors.
24.01	Power of Attorney (included on page II-5).

*	To be filed by amendment.

(b) Financial Statement Schedules.

      All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.     Undertakings

      The Registrant hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

(c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Scottsdale, Arizona on August 13, 2002.

VISTACARE, INC.

BY:	/s/ RICHARD R. SLAGER

Richard R. Slager
President and Chief Executive Officer

Power of Attorney and Signatures

      We, the undersigned officers and directors of VistaCare, Inc., hereby severally constitute and appoint Richard R. Slager, Mark E. Liebner, and Robert V. Jahrling, Esq., and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, with full powers of substitution and resubstitution, to sign for us and in our names in the capacities indicated below, the Registration statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement on Form S-1 filed herewith and any and all pre-effective and post effective amendment to said Registration Statement, and any subsequent Registration statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable VistaCare, Inc. to comply with the provision of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney, or any of them, or their substitute or substitutes, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICHARD R. SLAGER Richard R. Slager	President and Chief Executive Officer (principal executive officer), Director	August 13, 2002

/s/ MARK E. LIEBNER Mark E. Liebner	Chief Financial Officer (principal financial and accounting officer)	August 13, 2002

/s/ BARRY M. SMITH Barry M. Smith	Chairman of the Board of Directors	August 13, 2002

/s/ PERRY G. FINE, M.D. Perry G. Fine, M.D.	Director	August 13, 2002

/s/ WILLIAM J. MCBRIDE William J. McBride	Director	August 13, 2002

Signature	Title	Date

/s/ DAVID A. FREEMAN David A. Freeman	Director	August 13, 2002

/s/ PETE A. KLISARES Pete A. Klisares	Director	August 13, 2002

Exhibit Index

Exhibit
No.		Exhibit

1	.01*	Form of Underwriting Agreement.
3.01		Third Amended and Restated Certificate of Incorporation of VistaCare, Inc. as amended to date.
3	.02*	Form of Certificate of Amendment to Third Amended and Restated Certificate of Incorporation of VistaCare, Inc. (to be filed prior to the closing of this public offering).
3	.03*	Form of Fourth Amended and Restated Certificate of Incorporation of VistaCare, Inc. (to be filed prior to the closing of this public offering).
3.04		Amended and Restated By-Laws of VistaCare, Inc.
4.01		Specimen certificate for shares of VistaCare, Inc. common stock.
5	.01*	Legal opinion of Choate, Hall & Stewart.
10.01		1998 Stock Option Plan, as amended and restated July 29, 2002.
10.02		2002 Employee Stock Purchase Plan.
10.03		2002 Non-Employee Director Stock Option Plan.
10.04		Employee Bonus Plan.
10.05		Amended and Restated Loan and Security Agreement dated as of June 3, 2002 by and among VistaCare, Inc. and its subsidiaries and Healthcare Business Credit Corporation.
10.06		Post Closing Obligations and First Amendment and Waiver to Amended and Restated Loan and Security Agreement, dated as of July 29, 2002, by and among VistaCare, Inc. and its subsidiaries and Healthcare Business Credit Corporation.
10.07		Warrantholders Rights Agreement dated as of July 15, 1998 by and among VistaCare, Inc., Banc of America Commercial Finance Corporation and the stockholders named therein.
10.08		First Amendment to Warrantholders Rights Agreement dated as of July 14, 1999 by and among VistaCare, Inc., Banc of America Commercial Finance Corporation and the stockholders named therein.
10.09		Warrant dated as of July 14, 1999 issued to Banc of America Commercial Finance Corporation (formerly known as NationsCredit Commercial Corporation).
10.10		Amendment to Warrant dated as of August 16, 2001 between VistaCare, Inc. and Banc of America Commercial Finance Corporation.
10.11		Warrant dated December 27, 1999 issued to Bessemer Venture Partners III L.P.
10.12		Registration Rights Agreement dated as of August 29, 1997 by and among Vista Hospice Care, Inc. and the investors named therein (the “Registration Rights Agreement”).
10.13		Amendment No. 1 to the Registration Rights Agreement dated as of June 15, 1998 by and among Vista Hospice Care, Inc., VistaCare, Inc. and the investors named therein.
10.14		Amendment No. 2 to the Registration Rights Agreement dated as of July 17, 1998 by and among Vista Hospice Care, Inc. and the investors named therein.
10.15		Amendment No. 3 to the Registration Rights Agreement dated as of December 30, 1998 by and among Vista Hospice Care, Inc., VistaCare, Inc. and the investors named therein.
10.16		Amendment No. 4 to the Registration Rights Agreement dated as of December 27, 1999 by and among VistaCare, Inc. and the investors named therein.
10.17		Form of Indemnification Agreement between VistaCare, Inc. and its directors and officers.
10.18		Office Lease Agreement dated April 12, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.

Exhibit
No.		Exhibit

10.19		First Amendment to Lease Agreement dated as of August 31, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.
10.20		Second Amendment to Lease Agreement dated as of October 25, 1999 by and between VistaCare, Inc. and McCormick Place, L.L.C.
10.21		Employee Confidentiality and Non-Competition Agreement dated as of November 22, 1995 by and between Vista Hospice Care, Inc. and Barry M. Smith.
10.22		Employment Offer Letter dated May 24, 2001 by and between VistaCare, Inc. and Richard R. Slager.
10.23		Employment Offer Letter dated August 1, 1996 by and between Vista Hospice Care, Inc. and Perry G. Fine, M.D.
10.24		Employment Offer Letter dated July 31, 1998 by and between VistaCare, Inc. and Perry G. Fine, M.D.
10.25		Settlement Agreement, Buy-Sell Agreement and Mutual Release dated as of February 12, 2002 by and between VistaCare, Inc. and David Daucher.
10.26		Full and Final Release of Claims dated as of October 31, 2002 by and between VistaCare, Inc. and Lois Armstrong.
21.01		Subsidiaries.
23	.01*	Consent of Choate, Hall & Stewart (included in Exhibit 5.01).
23.02		Consent of Ernst & Young LLP, Independent Auditors.
24.01		Power of Attorney (included on page II-5).

*	To be filed by amendment.